Exhibit 99.1

TABLE OF CONTENTS

CAUTIONARY STATEMENTS REGARDING FORWARD-LOOKING STATEMENTS	1
CURRENCY PRESENTATION AND DEFINITIONS	2
PRESENTATION OF FINANCIAL INFORMATION	2

PART I: INTERIM MANAGEMENT REPORT	2
A. History and Development of the Company	2
B. Operating Results	5
C. Principal risks and uncertainties	20
D. Legal proceedings	48
E. Related Party Transactions	49

PART II: RESPONSIBILITY STATEMENT	51
A. Chief Executive Officer and Chief Financial Officer's Responsibility Statement	52

PART III: FINANCIAL STATEMENTS
A. Condensed Interim Financial Statements as of June 30, 2018 and for the six months ended June 30, 2018 and 2017.	53

CAUTIONARY STATEMENTS REGARDING FORWARD-LOOKING STATEMENTS

This half year financial report includes forward-looking statements. These forward-looking statements include, but are not limited to, all statements other than statements of historical facts contained in this half year financial report, including, without limitation, those regarding our future financial position and results of operations, strategy, plans, objectives, goals and targets, future developments in the markets in which we operate or are seeking to operate or anticipated regulatory changes in the markets in which we operate or intend to operate. In some cases, you can identify forward-looking statements by terminology such as “aim", “anticipate", “believe", “continue", “could", “estimate", “expect", “forecast", “guidance", “intend", “may", “plan", “potential", “predict", “projected", “should” or “will” or the negative of such terms or other comparable terminology.

You should carefully consider all the information in this half year financial report, including the information set forth under “Principal risks and uncertainties”. We believe our primary challenges are:

•	If we are unable to maintain current resource utilization rates and productivity levels, our revenues, profit margins and results of operations may be adversely affected;

•	If we are unable to manage attrition and attract and retain highly-skilled IT professionals, we may not have the necessary resources to maintain client relationships, and competition for such IT professionals could materially adversely affect our business, financial condition and results of operations;

•	If the pricing structures we use for our client contracts are based on inaccurate expectations and assumptions regarding the cost and complexity of performing our work, our contracts could be unprofitable;

•	We may not be able to achieve our anticipated growth, which could materially adversely affect our revenues, results of operations, business and prospects;

•	We may be unable to effectively manage our rapid growth, which could place significant strain on our management personnel, systems and resources;

•	If we were to lose the services of our senior management team or other key employees, our business operations, competitive position, client relationships, revenues and results of operation may be adversely affected;

•	If we do not continue to innovate and remain at the forefront of emerging technologies and related market trends, we may lose clients and not remain competitive, which could cause our results of operations to suffer;

•	If any of our largest clients terminates, decreases the scope of, or fails to renew its business relationship or short-term contract with us, our revenues, business and results of operations may be adversely affected;

•	We derive a significant portion of our revenues from clients located in the United States and, to a lesser extent, Europe and Latin America. Worsening general economic conditions in the United States, Europe or Latin America could materially adversely affect our revenues, margins, results of operations and financial condition;

•	Uncertainty concerning the instability in the current economic, political and social environment in Argentina may have an adverse impact on capital flows or other relevant variables and could adversely affect our business, financial condition and results of operations;

•	As of June 30, 2018, our greater than 5% shareholders, directors and executive officers and entities affiliated with them beneficially own approximately an aggregate of 26.51% of our outstanding common shares (this calculation includes common shares subject to options which are currently exercisable and restricted stock units and options scheduled to vest within 60 days of June 30, 2018). As a result, these shareholders may exercise significant influence over matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions, and may have significant influence over our management and policies. This concentration of influence could be disadvantageous to other shareholders with interests different from those of our officers, directors and principal shareholders. For example, our officers, directors and principal shareholders could delay or prevent an acquisition or merger even if the transaction would benefit other shareholders. In addition, this concentration of share ownership may adversely affect the trading price or our common shares because investors often perceive disadvantages in owning shares in companies with principal shareholders.

By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Forward-looking statements are not guarantees of future performance and are based on numerous assumptions. Our actual results of operations, financial condition and the development of events may differ materially from (and be more negative than) those made in, or suggested by, the forward-looking statements. Readers should read “Principal risks and uncertainties” in this half year financial report and the description of our business under “History and Development of the Company” in this half year financial report for a more complete discussion of the factors that could affect us.

Unless required by law, we undertake no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or developments or otherwise.

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CURRENCY PRESENTATION AND DEFINITIONS

In this half year financial report, all references to “U.S. dollars” and “$” are to the lawful currency of the United States, all references to “Argentine pesos” are to the lawful currency of the Republic of Argentina, all references to “Colombian pesos” are to the lawful currency of the Republic of Colombia, all references to “Uruguayan pesos” are to the lawful currency of the Republic of Uruguay, all references to “Mexican pesos” are to the lawful currency of Mexico, all references to “Rupees” or “Indian rupees” are to the lawful currency of the Republic of India, all references to "Reais" or "Brazilian Real" are to the lawful currency of Brazil, all references to "Peruvian Sol" are to the lawful currency of Peru, all references to “euro” or “€” are to the single currency of the participating member states of the European and Monetary Union of the Treaty Establishing the European Community, as amended from time to time, and all references to the “pound”, “British Sterling pound” or “£” are to the lawful currency of the United Kingdom.

Unless otherwise specified or the context requires otherwise in this half year financial report:

•	“IT” refers to information technology;

•	“Agile development methodologies” means a group of software development methods based on iterative and incremental development, where requirements and solutions evolve through collaboration between self-organizing, cross-functional teams;

•	“Attrition rate,” during a specific period, refers to the ratio of IT professionals that left our company during the period to the number of IT professionals that were on our payroll on the last day of the period;

•	“Globers” refers to the employees that work in our company; and

•	“Digital journey” means a context-aware interaction between an end user and a brand or business whereby the interaction becomes a digital conversation in which technology establishes and builds a powerful experience with deep emotional connections through three key values: simplification, surprise, and anticipation.

“GLOBANT” and its logo are our trademarks. Solely for convenience, we refer to our trademarks in this half year financial without the TM and ® symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights to our trademarks. Other service marks, trademarks and trade names referred to in this half year financial report are the property of their respective owners.

PRESENTATION OF FINANCIAL INFORMATION

Our condensed interim consolidated financial statements are prepared in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting, as adopted by the European Union and presented in U.S. dollars because the group mainly derives its revenues in U.S. dollars, which represent our functional currency. Our presented period ends on June 30, 2018. Accordingly, all references to a particular period are to the period ended June 30 of that year. Some percentages and amounts included in this half year financial report have been rounded for ease of presentation. Accordingly, figures shown as totals in certain tables may not be an exact arithmetic aggregation of the figures that precede them.

The half-year financial report has not been audited nor reviewed by a réviseur d’entreprises agréé (approved statutory auditor) or a statutory auditor.

PART I: INTERIM MANAGEMENT REPORT

Part A. History and Development of the Company

i. Company presentation.

Globant is a Luxembourg société anonyme (a joint stock company). The company's legal name is "Globant S.A." We were founded in 2003 by Martín Migoya, our Chairman and Chief Executive Officer, Guibert Englebienne, our Chief Technology Officer, Martín Umaran, our Chief of Staff, and Nestor Nocetti, our Executive Vice President of Corporate Affairs. Our founders' vision was to create a company, starting in Latin America that would dream and build digital journeys that matter to millions of users, while also generating world-class career opportunities for IT professionals, not just in metropolitan areas but also in outlying cities and countries.

Since our inception, we have benefited from strong organic growth and have built a blue chip client base comprised of leading global companies. Over that same period, we have expanded our network of locations from one to 38. In addition, we have garnered several awards and recognition from organizations such as Endeavor, the IDC MarketScape, Global Services, the International Association of Outsourcing Professionals, and Fast Company, and we have been the subject of business-school case studies on entrepreneurship at the Massachusetts Institute of Technology, Harvard University and Stanford University in conjunction with the World Economic Forum.

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In 2006, we started working with Google. We were chosen due to our cultural affinity and innovation. While our growth has primarily been organic, since 2008 we have made fourteen complementary acquisitions. Our acquisition strategy is focused on deepening our relationship with key clients, extending our technology capabilities, broadening our service offering and expanding the geographic footprint of our delivery centers, including beyond Latin America.

In 2008, we acquired Accendra, a Buenos Aires-based provider of software development services, in order to deepen our relationship with Microsoft and broaden our technology expertise to include Sharepoint and other Microsoft technologies. That same year we also acquired Openware, a company specializing in security management based in Rosario, Argentina.

In 2011, we acquired Nextive. The Nextive acquisition expanded our geographic presence in the United States and enhanced our U.S. engagement and delivery management team as well as our ability to provide comprehensive solutions in mobile technologies.

In 2012, we acquired TerraForum, an innovation consulting and software development firm in Brazil. The acquisition of TerraForum allowed us to establish our presence in Brazil.

In August 2013, we acquired 22.75% of Dynaflows S.A. In October 2015, we obtained the control over Dynaflows through acquiring an additional number of shares. This additional acquisition allowed us to broaden our Services over Platforms strategy.

In October 2013, we acquired a majority stake in the Huddle Group, a group of companies specializing in the media and entertainment industries, with operations in Argentina, Chile and the United States. We acquired the remaining 13.75% minority stake in the Huddle Group in October 2014.

In July 2014, we closed the initial public offering of our common shares in the United States.

In October 2014, we acquired BlueStar Holdings. Through this acquisition, we commenced our operations in Peru.

In April 2015, we closed a follow-on secondary offering of our common shares in the United States through which certain selling shareholders sold 3,994,390 common shares previously held by them. In July 2015, we closed another follow-on secondary offering in the United States through which certain selling shareholders sold 4,025,000 common shares previously held by them.

In May 2015, we acquired Clarice Technologies Private Limited which allowed us to establish our presence in India.

Also, in 2015, we launched new Studios to complement our offerings, including one focused on Cognitive Computing, and we incorporated a complementary approach to build digital journeys fast and in an innovative manner though: our service-over-platform offering.

During 2016, we introduced a new model that intends to reshape our go-to-market strategy to scale our company in the coming years, called 50 Squared. The main goal of this new approach is to focus our team in the top 50 high potential accounts that have the capacity to grow exponentially over time. To do so, we have appointed our most senior people from Sales, Technology and Operations to lead these teams and take our company to the next level. This account focus has become the most important pillar of our go-to-market strategy and every account within Globant now has the goal to become part of this program.

In May 2016, we acquired We Are London Limited ("WAE UK") and We Are Experience, Inc. ("WAE US") (jointly, WAE UK and WAE US are "WAE"). The purpose of these acquisitions was related to the benefit of expected synergies, revenue growth, future market development and the assembled workforce of WAE.

In August 2016, we applied to the Luxembourg Stock Exchange for listing on the Official List of the Luxembourg Stock Exchange ("Lux SE") and for the admission to trading on its regulated market of our common shares. Our shares began trading on the Lux SE on August 11, 2016.

In November 2016, we entered into a stock purchase agreement with 3Cinteractive corp. ("3C") to purchase the 100% of the capital stock of Difier, an Uruguayan company. At the same time, we signed a consulting services agreement to provide software development services to 3C for a term of four years.

During the same month, we acquired L4 Mobile, LLC. The purpose of this acquisition was related to strengthening our leading position in the digital services space and expanding our capabilities in the United States.

In February 2017, we acquired Ratio Cypress, LLC, a limited liability company organized and existing under the laws of the State of Washington in the United States. Ratio offers design, development and quality assurance services necessary to build and manage robust digital products and video streaming solutions for major media companies.

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In June 2017, we acquired PointSource, LLC, a design and development technology agency, based in Raleigh, North Carolina, and Chicago. The purpose of this acquisition was related to the benefit of expected synergies, revenue growth and expanding our capabilities in the United States. As part of this transaction, we acquired an option to purchase PointSource LLC, a company incorporated in Belarus. In February 2018, after exercising our option, we commenced operations in Belarus.

ii. Important events occurred during the first six months of the financial year and up to the date of this report.

In February 2018, we commenced operations in Belarus after the exercise of the option described in the precedent paragraph.

In June 2018, we closed a secondary offering in the United States of 6,687,548 of our common shares held WPP Luxembourg Gamma Three S.àr.l. ("WPP").

On August 20, 2018, we signed an asset purchase agreement to acquire, upon completion of certain conditions precedent, the business of Small Footprint Inc., a corporation organized and existing under the laws of North Carolina, United States, including the acquisition of its wholly owned subsidiary in Romania, Small Footprint, LLC.  The purpose of this acquisition was to deepen our expansion into Eastern Europe while also improving our onsite capacity in the United States.

Business overview

i. Business Overview.

We are a digitally native technology services company. We are passionate about building the new way of being digital. We want to help our clients emotionally connect with consumers and employees, leveraging the power of artificial intelligence ("AI") for business optimization. We are the place where engineering, design, and innovation meet scale. Our principal operating subsidiary is based in Buenos Aires, Argentina. For the six months ended June 30, 2018, 78.5% of our revenues were generated by clients in North America, 12.9% in Latin America, 8.1% in Europe and 0.5% in Asia, including many leading global companies.

Over the past several years, new technologies have emerged to revolutionize the way end-users interact with technology and reshape businesses and competitive landscapes for organizations.

We believe that we are at the forefront of one of the most radical and profound changes since we experienced the mobile and digital transformation that started with the smartphones 10 years ago: the AI revolution. AI and machine learning ("ML") capabilities have advanced exponentially in recent years, blurring the line between fantasy and reality, and creating an unparalleled market opportunity for whoever can deliver the technology to eager consumers.

Like many radical transformations in the past, AI is poised to be a disruptive force in the near future. Although AI has been available for decades, it has recently matured due to technological advancements that have driven innovation in many industries and accelerated investment in AI.

Today's users move quickly and are keen to interact with their digital ecosystem anywhere and anytime, in a fast, seamless and personalized way that will simplify their lives. We are experiencing an abundance of demand for more intelligent and human-like behavior and technology, and we believe that we have concrete ways to fill that demand.

Our Studio model is an effective way of organizing our company into smaller operating units, fostering creativity and innovation while allowing us to build, enhance and consolidate expertise around a variety of emerging technologies.

Each Studio has specific domain knowledge and delivers tailored solutions focused on specific technology challenges. This method of delivery is the foundation of our services offering and, we believe, of our success.

We group them in three different categories:

•	Strategic: These studios are key to shaping our clients’ business strategy. They help ensure that organizations are relevant and sustainable. Our set of strategic studios includes our Discover or Consultancy, Future of Organizations, Artificial Intelligence, Product Acceleration, Process Automation, Stay Relevant and Agile Delivery Studios.
•	Specialty: Studios that power digital transformations and create quality digital products with innovative technologies and emerging trends. The specialty studios include our UX Design, Mobile, Big Data, Gaming, Internet of Things, Digital Content Studios and Media OTT.

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•	Foundation: The engine that allows us to meet scale and provides efficiency and quality to our clients’ digital transformations. Our foundation studios include the Continuous Evolution, Quality Engineering, UI Engineering, Scalable Platforms, Continuous Evolution, Cybersecurity and the Cloud Ops studios.

As technology continues to evolve, we will evolve by adding new Studios and areas of expertise allowing us to enter new markets and capitalize on emerging technologies and related market trends.

Each of our technology-specialized Studios serves a broad set of industries.

Our Globers are our most valuable asset. As of June 30, 2018, we had 7,279 Globers and 38 locations across 31 cities in Latin America, Asia, Europe and North America, throughout 13 countries, supported by four client management locations in the United States, and one client management location in each of United Kingdom, Colombia, Uruguay, Argentina and Brazil. Our reputation for cutting-edge work for global blue chip clients and our footprint across the world provide us with the ability to attract and retain well-educated and talented professionals. We are culturally similar to our clients and we function in multiple time zones. We believe that these characteristics have helped us build solid relationships with our clients in the United States and Europe and facilitate a high degree of client collaboration.

ii. Business developments during the first six months of the financial year.

For the six months ended June 30, 2018, 78.5%, 12.9%, 8.1% and 0.5% of our revenues were generated by clients in North America, Latin America, Europe and Asia, respectively. Our clients include companies such as Google, Electronic Arts, Southwest Airlines Co. and Walt Disney Parks and Resorts Online, each of which was among our top ten clients in the six months ended June 30, 2018. 98.2% of our revenues for the six months ended June 30, 2018 were attributable to repeat clients who had used our services in the prior year. We believe our success in building our attractive client base in the most sophisticated and competitive markets for IT services demonstrates the superior value proposition of our offering and the quality of our execution as well as our culture of innovation and entrepreneurial spirit.

Our revenues for the six months ended June 30, 2018 increased by 31.5% to $247.6 million, from $188.3 million for the six months ended June 30, 2017. Our net income for the six months ended June 30, 2018 was $24.6 million, compared to a net income of $11.0 million for the six months ended June 30, 2017. The $13.6 million increase in net income from six months ended June 30, 2018 was primarily driven by strong revenue growth and and improved operating margins.

Corporate Information

Our principal executive office is located at 37A Avenue J.F. Kennedy L-1855, Luxembourg and our telephone number is + 352 20 30 15 96. We maintain a website at http://www.globant.com. Our website and the information accessible through it are not incorporated into this half year financial report.

B. Operating Results

Factors Affecting Our Results of Operations

In the last few years, the technology industry has undergone a significant transformation due to the proliferation and accelerated adoption of several emerging technologies, including social media, mobility, cloud computing and big & fast data, and related market trends, including enhanced user experience, personalization technology, gamification, consumerization of IT, wearables, internet of things and open collaboration. These technologies are empowering end users and are compelling enterprises to engage and collaborate with end-users in new and powerful ways. We believe that these changes are resulting in a paradigm shift in the technology services industry and are creating demand for service providers that possess a deep understanding of these emerging technologies and related market trends.

We believe that the most significant factors affecting our results of operations include:

•	market demand for integrated engineering, design and innovation technology services relating to emerging technologies and related market trends;
•	economic conditions in the industries and countries in which our clients operate and their impact on our clients' spending on technology services;
•	our ability to continue to innovate and remain at the forefront of emerging technologies and related market trends;
•	expansion of our service offerings and success in cross-selling new services to our clients;

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•	our ability to obtain new clients, increase penetration levels with our existing clients and continue to add value for our existing clients so as to create long-term relationships;
•	the availability of, and our ability to attract, retain and efficiently utilize, skilled IT professionals in Latin America, India and the United States;
•	operating costs in countries where we operate, particularly in Argentina where most of our employees are based;
•	capital expenditures related to the opening of new delivery centers and client management locations and improvement of existing offices;
•	our ability to increase our presence onsite at client locations;
•	the effect of wage inflation in countries where we operate and the variability in foreign exchange rates, especially relative changes in exchange rates between the U.S. dollar and the Argentine peso, Uruguayan peso, Mexican peso, Colombian peso and Indian rupees; and
•	our ability to identify, integrate and effectively manage businesses that we may acquire.

Our results of operations in any given period are directly affected by the following additional company-specific factors:

•	Pricing of and margin on our services and revenue mix. For time-and-materials contracts, the hourly rates we charge for our Globers are a key factor impacting our gross profit margins and profitability. Hourly rates vary by complexity of the project and the mix of staffing. The margin on our services is impacted by the increase in our costs in providing those services, which is influenced by wage inflation and other factors. As a client relationship matures and deepens, we seek to maximize our revenues and profitability by expanding the scope of services offered to that client and winning higher profit margin assignments. During the six months ended June 30, 2018, we increased our revenues attributable to sales of technology solutions (primarily through our Mobile, Enterprise Consumerization, UX Design and Gaming Studios), and our adjusted gross profit margin percentage of 39.6% and 38.5% for the six months ended June 30, 2018 and June 30, 2017, respectively; and 40.1% and 38.1% for the three months ended June 30, 2018 and June 30, 2017, respectively.

•	Our ability to deepen and expand the portfolio of services we offer through our Studios while maintaining our high standard of quality. The breadth and depth of the services we offer through our Studios impacts our ability to grow revenues from new and existing clients. Through research and development, targeted hiring and strategic acquisitions, we have invested in broadening and deepening the domains of expertise of our Studios. Our future growth and success depend significantly on our ability to maintain the expertise of each of our Studios and to continue to innovate and to anticipate the needs of our clients and rapidly develop and maintain the expertise of each of our Studios, including relevant domain knowledge and technological capabilities required to meet those client needs, while maintaining our high standard of quality.

•	Recruitment, retention and management of IT professionals. Our ability to recruit, retain and manage our IT professionals may have an effect on our gross profit margin and our results of operations. Our IT professional headcount was 6,775 as of June 30, 2018 and 6,279 as of December 31, 2017. We manage employee headcount and utilization based on ongoing assessments of our project pipeline and requirements for professional capabilities. An unanticipated termination of a significant project could cause us to experience lower employee utilization resulting from a higher than expected number of idle IT professionals. Our ability to effectively utilize our employees is typically improved by longer-term client relationships due to increased predictability of client needs over the course of the relationships.

•	Evolution of client base. In recent years, as we have expanded significantly in the technology services industry; we have diversified our client base and reduced client concentration. Revenues attributable to our top ten clients increased by 30.7% from the three months ended June 30, 2018 to the three months ended June 30, 2017 and 34.7% from the six months ended June 30, 2018 to the six months ended June 30, 2017. Over the same period, we have increased our revenues from existing clients by expanding the scope and size of our engagements. The number of clients that each accounted for over $5.0 million of our annual revenues amounted to seventeen for the twelve months period ended June 30, 2018 and fifteen for the twelve months period ended June 30, 2017, and the number of clients that each accounted for at least $1.0 million of our annual revenues increased to ninety-two for the twelve months period ended June 30, 2018 and to seventy-six for the twelve months period ended June 30, 2017.

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•	Investments in our delivery platform. We have grown our network of locations to 38 at June 30, 2018, located in 31 cities throughout thirteen countries (United States (San Francisco, New York, Seattle, Raleigh, Chicago and Dallas), Argentina (Buenos Aires, Tandil, Rosario, Tucumán, Córdoba, Resistencia, Bahía Blanca, Mendoza, Mar del Plata and La Plata), Uruguay (Montevideo), Colombia (Bogotá and Medellín), Brazil (São Paulo), Peru (Lima), Chile (Santiago), México (México City), India (Pune and Bangalore), Spain (Madrid), United Kingdom (London) and Belarus (Minsk)). We also have client management locations in the United States (San Francisco, New York, Boston and Miami), Brazil (São Paulo), Colombia (Bogotá), Uruguay (Montevideo), Argentina (Buenos Aires) and the United Kingdom (London) that are close to the main offices of key clients. Our integrated global delivery platform allows us to deliver our services through a blend of onsite and offsite methods. We have pursued a decentralization strategy in building our network of delivery centers, recognizing the benefits of expanding into other cities in Argentina and other countries in Latin America, including the ability to attract and retain highly skilled IT professionals in increasing scale. Our ability to effectively utilize our robust delivery platform could significantly affect our results of operations in the future.

•	Seasonality. Our business is seasonal and as a result, our revenues and profitability fluctuate from quarter to quarter. Our revenues tend to be higher in the third and fourth quarters of each year compared to the first and second quarters of each year due to seasonal factors. During the first quarter of each year, which includes summer months in the southern hemisphere, there is a general slowdown in business activities and a reduced number of working days for our IT professionals based in Argentina, Uruguay, Brazil, Peru, Chile and Colombia, which results in fewer hours being billed on client projects and therefore lower revenues being recognized on those projects. In addition, some of the reduction in the number of working days for our IT professionals in the first or second quarter of the year is due to the Easter holiday. Depending on whether the Easter holiday falls in March or April of a given year, the effect on our revenues and profitability due to the Easter holiday can appear either in the first or second quarter of that year. Finally, we implement annual salary increases in the second and fourth quarters of each year. Our revenues are traditionally higher, and our margins tend to increase, in the third and fourth quarters of each year, when utilization of our IT professionals is at its highest levels.

•	Net effect of inflation in Argentina and variability in the U.S. dollar and Argentine peso exchange rate. Because a substantial portion of our operations is conducted from Argentina, our results of operations are subject to the net effect of inflation in Argentina and the variability in exchange rate between the U.S. dollar and the Argentine peso. The impact of inflation on our salary costs, or wage inflation, and thus on our statement of profit or loss and other comprehensive income varies depending on the fluctuation in exchange rates between the Argentine peso and the U.S. dollar. In an environment where the Argentine peso is weakening against the U.S. dollar, our functional currency in which a substantial portion of our revenues are denominated, the impact of wage inflation on our results of operations will decrease, whereas in an environment where the Argentine peso is strengthening against the U.S. dollar, the impact of wage inflation will increase. During the six months ended June 30, 2018, the Argentine peso experienced a 53.8% devaluation from 18.77 Argentine pesos per U.S. dollar to 28.86 Argentine pesos per U.S. dollar against the U.S. dollar, based on the official exchange rates published by the Argentine Central Bank, and the INDEC reported an inflation rate of 19.6% between January and July 2018. The combination of this devaluation and the inflation rate is not expected to have a significant impact on our revenues because a substantial portion of our sales are denominated in U.S. dollars. The devaluation, net of the impact of the inflation rate in the same period, has resulted in an increase in our operating costs, as a substantial portion of our operating costs are primarily denominated in Argentine pesos. See "Principal risks and uncertainties - Foreign Exchange Risk” and “Principal risks and uncertainties — Wage Inflation Risk."

Our results of operations are expected to benefit from government policies and regulations designed to foster the software industry in Argentina, primarily under the Software Promotion Law. For further discussion of the Software Promotion Law, see "Business Overview  — Our Delivery Model — Government Support and Incentives."

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Certain Income Statement Line Items

Revenues

Revenues are derived primarily from providing technology services to our clients, which are medium- to large-sized companies based in the United States, Europe and Latin America. For the six months ended June 30, 2018, revenues increased by 31.5% to $247.6 million from $188.3 million for the six months ended June 30, 2017. For the three months ended June 30, 2018, revenues increased by 28.4% to $127.9 million from $99.6 million for the three months ended June 30, 2017.

We perform our services primarily under time-and-material contracts (where materials costs consist of travel and out-of-pocket expenses) and, to a lesser extent, fixed-price contracts. Revenues from our time-and-material contracts represented 83.3% and 93.3% of total revenues for the six months ended June 30, 2018 and June 30, 2017, respectively; and 81.6% and 93.3% for the three months ended June 30, 2018 and June 30, 2017, respectively. Revenues from our fixed-price contracts represented 16.7% and 6.2% of total revenues for the six months ended June 30, 2018 and June 30, 2017, respectively; and 18.4% and 5.7% for the three months ended June 30, 2018 and June 30, 2017, respectively. The remaining portion of our revenues in each six months and three months period was derived from other types of contracts.

We discuss below the breakdown of our revenues by client location, industry vertical and client concentration. Revenues consist of technology services revenues net of reimbursable expenses, which primarily include travel and out-of-pocket costs that are billable to clients.

Revenues by Client Location

Our revenues are sourced from three main geographic markets: North America (primarily the United States), Europe (primarily Spain and the United Kingdom) and Latin America (primarily Argentina, Chile and Mexico). We present our revenues by client location based on the location of the specific client site that we serve, irrespective of the location of the headquarters of the client or the location of the delivery center where the work is performed. For the twelve months ended June 30, 2018, we had 355 clients.

The following table sets forth revenues by client location by amount and as a percentage of our revenues for the periods indicated:

	Six months ended				Three months ended
	June 30, 2018		June 30, 2017		June 30, 2018		June 30, 2017
	(in thousands, except percentages)
By Geography
North America	$194,388	78.5%	$148,150	78.7%	$100,262	78.4%	$78,145	78.5%
Europe	19,995	8.1%	22,239	11.8%	10,908	8.5%	12,260	12.3%
Latin America and other	32,006	12.9%	17,616	9.4%	15,904	12.5%	9,013	9.1%
Asia	1,215	0.5%	326	0.1%	818	0.6%	171	0.1%
Revenues	$247,604	100.0%	$188,331	100.0%	$127,892	100.0%	$99,589	100.0%

Revenues by Industry Vertical

We are a provider of technology services to enterprises in a range of industry verticals including media and entertainment, professional services, technology and telecommunications, travel and hospitality, banks, financial services and insurance and consumer, retail and manufacturing, among others. The following table sets forth our revenues by industry vertical by amount and as a percentage of our revenues for the periods indicated:

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	Six months ended				Three months ended
	June 30, 2018		June 30, 2017		June 30, 2018		June 30, 2017
	(in thousands, except percentages)
By Industry Vertical
Media and Entertainment	$60,669	24.5%	$46,759	24.8%	$31,394	24.5%	$24,708	24.8%
Banks, Financial Services and Insurance	53,907	21.8%	41,159	21.9%	27,904	21.8%	23,666	23.8%
Travel & Hospitality	43,162	17.4%	32,609	17.3%	22,347	17.5%	16,270	16.3%
Technology & Telecommunications	34,205	13.8%	26,320	14.0%	17,242	13.5%	14,185	14.2%
Professional Services	25,649	10.4%	19,361	10.3%	13,382	10.5%	10,117	10.2%
Consumer, Retail & Manufacturing	23,524	9.5%	16,910	9.0%	12,857	10.1%	8,158	8.2%
Other Verticals	6,488	2.6%	5,213	2.7%	2,766	2.1%	2,485	2.5%
Total	$247,604	100.0%	$188,331	100.0%	$127,892	100.0%	$99,589	100.0%

Revenues by Client Concentration

We have increased our revenues by expanding the scope and size of our engagements, and we have grown our key client base primarily through our business development efforts and referrals from our existing clients.

The following table sets forth revenues contributed by our largest client, top five clients, top ten clients and top twenty clients by amount and as a percentage of our revenues for the years indicated:

	Six months ended				Three months ended
	June 30, 2018		June 30, 2017		June 30, 2018		June 30, 2017
	(in thousands, except percentages)
Client concentration
Top client	$27,463	11.1%	$18,709	9.9%	$14,206	11.1%	$10,087	10.1%
Top five clients	78,997	31.9%	59,119	31.4%	41,555	32.5%	31,519	31.6%
Top ten clients	110,151	44.5%	81,782	43.4%	57,103	44.6%	43,748	43.9%
Top twenty clients	141,924	57.3%	107,369	57.0%	74,247	58.1%	57,472	57.7%

Our focus on delivering quality to our clients is reflected in the fact that existing clients from 2017 contributed 98.2% of our revenues in 2018, respectively. As evidence of the increase in scope of engagement within our client base, the number of clients that each accounted for over $5.0 million of our annualized revenues increased to 17 in 2018 and 15 in 2017, and the number of clients that each accounted for at least $1.0 million of our annualized revenues increased to 92 in 2018 and 76 in 2017. The following table shows the distribution of our clients by revenues for the periods presented:

	Last twelve months
	June 30, 2018	June 30, 2017

Over $5 Million	17	15
$1 - $5 Million	75	61
$0.5 - $1 Million	43	34
$0.1 - $0.5 Million	70	94
Less than $0.1 Million	150	127
Total Clients	355	331

The volume of work we perform for specific clients is likely to vary from year to year, as we are typically not any client's exclusive external technology services provider, and a major client in one year may not contribute the same amount or percentage of our revenues in any subsequent year.

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Cost of Revenues

The principal components of our cost of revenues are salaries and non-reimbursable travel costs related to the provision of services. Included in salaries are base salary, incentive-based compensation, employee benefits costs and social security taxes. Salaries of our IT professionals are allocated to cost of revenues regardless of whether they are actually performing services during a given period. Up to 70% of the amounts paid by our Argentine subsidiaries for certain social security taxes in respect of base and incentive compensation of our IT professionals is credited back to those subsidiaries under the Software Promotion Law, reducing the effective cost of social security taxes from approximately 19.4% to approximately 10.4% of the base and incentive compensation on which those contributions are calculated. For further discussion of the Software Promotion Law, see "— Income Tax Expense" below.

Also included in cost of revenues is the portion of depreciation and amortization expense attributable to the portion of our property and equipment and intangible assets utilized in the delivery of services to our clients.

Our cost of revenues reflects the expansion of our operations in Argentina, Uruguay, Colombia, Peru, Mexico, India and the United States primarily due to increases in salary costs, an increase in the number of our IT professionals and the opening of new delivery centers. We expect that as our revenues grow, our cost of revenues will increase. Our goal is to increase revenue per head and thereby increase our gross profit margin.

Selling, General and Administrative Expenses

Selling, general and administrative expenses represent expenses associated with promoting and selling our services and include such items as salary of our senior management, administrative personnel and sales and marketing personnel, infrastructure costs, legal and other professional services expenses, travel costs and other taxes. Included in salaries are base salary, incentive-based compensation, employee benefits costs and social security taxes. The credit of up to 70% for certain social security taxes paid by our Argentine subsidiaries that is provided under the Software Promotion Law as described under "— Cost of Revenues" above also extends to payments of such social security taxes in respect of salaries of personnel included in our selling, general and administrative expenses, reducing the effective cost of social security taxes as described above.

Also included in selling, general, and administrative expenses is the portion of depreciation and amortization expense attributable to the portion of our property and equipment and intangible assets utilized in our sales and administration functions.

Our selling, general and administrative expenses have increased primarily as a result of our expanding operations and the build-out of our senior and mid-level management teams to support our growth. We expect our selling, general and administrative expenses to continue to increase in absolute terms as our business expands. However, as a result of our management and infrastructure investments, we believe our platform is capable of supporting the expansion of our business without a proportionate increase in our selling, general and administrative expenses, resulting in gains in operating leverage.

Depreciation and Amortization Expense (included in “Cost of Revenues” and “Selling, General and Administrative Expenses”)

Depreciation and amortization expense includes depreciation of our property and equipment (primarily leasehold improvements, servers and other equipment), and amortization of our intangible assets (mainly software licenses, acquired intangible assets and internal developments). We expect that depreciation and amortization expense will continue to increase as we open more delivery centers and client management locations.

Net impairment losses on financial assets

Net impairment losses on financial assets includes impairment of trade receivables and impairment of tax credits, net of recoveries. Impairment of trade receivables represents an allowance for bad debts for expected credit losses resulting from substantial doubt about the recoverability of such credits. The amount of expected credit losses is updated at each reporting date to reflect changes in credit risk since initial recognition. During the periods ended June 30, 2018 and June 30, 2017 we recorded a loss and a gain, respectively, of $0.4 related to the recognition and a recovery of the allowance for bad debts.

Impairment of tax credits represents an allowance for impairment of VAT credits for estimated losses resulting from substantial doubt about the recoverability of such credits. This allowance was determined by estimating future uses of this VAT credit. During the period ended June 30, 2018 and June 30, 2017 we recorded a loss of $0.05 and $1.6, respectively, related to the recognition of the allowance for impairment of VAT credits after considering new facts and circumstances that occurred during those periods.

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Finance Income

Finance income consists of foreign exchange gain on monetary assets, liabilities denominated in currencies other than the U.S. dollar and interest gains on time deposits, short-term securities issued by the Argentine Central Bank (Letras del Banco Central), foreign exchange forwards and future contracts, and mutual funds.

Finance Expense

Finance expense consists of interest expense on borrowings, loss arising for foreign exchange forwards and future contracts, and other investments, foreign exchange loss, other interest and other finance expenses.

Income Tax Expense

As a global company, we are required to provide for corporate income taxes in each of the jurisdictions in which we operate. We have secured special tax benefits in Argentina and Uruguay, as described below. As a result, our income tax expense is low in comparison to profit before income tax expense due to the benefit related to profit before income tax expense earned in those lower tax jurisdictions. Changes in the geographic mix, income tax regulations or estimated level of annual pre-tax income can also affect our overall effective income tax rate. As our operations outside of Argentina and Uruguay grow, it is likely that our effective tax rate will increase.

Under the Software Promotion Law, Argentine companies that are engaged in the design, development and production of software benefit from a 60% reduction in the corporate income tax rate and a tax credit of up to 70% of amounts paid for certain social security taxes that can be applied to offset certain national tax liabilities. When originally enacted in 2004, the Software Promotion Law only permitted this tax credit to be offset against liability for value-added taxes. In 2011, the Software Promotion Law was amended to permit the tax credit to be offset as well against corporate income tax liabilities up to a percentage not higher than the taxpayer's declared percentage of exports (subject to the issuance of implementing regulations), and to extend the reduction in corporate income tax rate and the tax credit regime through 2019. On September 16, 2013, the Argentine government published Regulatory Decree No. 1315/2013, which governs the implementation of the Software Promotion Law. Regulatory Decree No. 1315/2013 introduced specific requirements to qualify for the tax benefits contemplated by the Software Promotion Law. In particular, Regulatory Decree No. 1315/2013 provides that from September 17, 2014 through December 31, 2019 only those companies that are accepted for registration in the National Registry of Software Producers maintained by the Secretary of Industry will be entitled to participate in the benefits of the Software Promotion Law. On June 25, 2014, our Argentine subsidiaries IAFH Global S.A. and Sistemas Globales S.A. applied for registration in the National Registry of Software Producers.

On March 26, 2015, the Secretary and Subsecretary of Industry issued rulings approving the registration in the National Registry of Software Producers of Sistemas Globales S.A. and IAFH Global S.A. In each case, the ruling made the effective date of registration retroactive to September 18, 2014 and provided that the benefits enjoyed under the Software Promotion Law as originally enacted were not extinguished until the ruling goes into effect (which have occurred upon its date of publication in the Argentine government's official gazette on before mentioned dates).

On December 29, 2017, the Argentine government enacted Law No. 27.430, a comprehensive tax reform that became effective on January 1, 2018. Specifically, Law No. 27.430 introduced amendments to income tax (both at corporate and individual levels), value added tax ("VAT"), tax procedural law, criminal tax law, social security contributions, excise tax, tax on fuels and tax on the transfer of real estate.

The law decreases the corporate income tax rate from 35% to 30% for fiscal years starting January 1, 2018 to December 31, 2019, and to 25% for fiscal years starting January 1, 2020 and onwards.

The operations of the Argentine subsidiaries are our most significant source of profit before income tax.

Our subsidiary in Uruguay, which is domiciled in a tax-free zone, benefits from a 0% income tax rate and an exemption from value-added tax. The subsidiary located outside the tax-free zone has an exemption from income tax and value-added tax applicable to the exports of software development services.

Until December 31, 2017, our subsidiary in Colombia was subject to federal corporate income tax of 34% and a surcharge of 6% calculated on net income before income tax. For fiscal year 2018, the income tax rate will be 33% and surcharge rate will be 4%. For fiscal year 2019 and going forward, the surcharge will be eliminated and the corporate tax rate will remain at 33%.

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Until December 31, 2017, our U.S. subsidiary, Globant LLC, is subject to U.S. federal income tax at the rate of 34%. On December 22, 2017, the United States enacted the Tax Cuts and Jobs Act ("2017 Tax Act") that instituted fundamental changes to the taxation of multinational corporations. The 2017 Tax Act includes significant changes to the U.S. corporate income tax system, including a federal corporate rate reduction from 35% to 21%, limitations on the deductibility of interest expense and executive compensation, changes regarding net operating loss carryforwards, and the transition of U.S. international taxation from a worldwide tax system to a territorial tax system. Furthermore, as part of the transition to the new tax system, a one-time transition tax is imposed on a U.S. shareholder's historical undistributed earnings of foreign affiliates. For certain eligible pass-through entities, the 2017 Tax Act provides for a qualified business income deduction. The 2017 Tax Act introduces various changes to the Internal Revenue Code. We are currently evaluating the effect of the changes introduced by the 2017 Tax Act on our business. It is anticipated that meaningful guidance explaining the application of certain provisions of the 2017 Tax Act will be released in the upcoming year.

The reform also introduces base erosion provisions for U.S corporations that are part of a multinational group. For fiscal years beginning after December 31, 2017, a U.S. corporation is potentially subject to tax under the Base Erosion Anti-Abuse Tax provision ("BEAT"), if the controlled group of which it is a part has sufficient gross receipts and derives a sufficient level of "base erosion tax benefits." The provisions introducing the BEAT are complex and there are currently uncertainties surrounding their practical and technical application.

Our subsidiaries in England are subject to corporate income tax at the rate of 19%, which will be reduced to 18% beginning on April 1, 2018.

On September 29, 2014, Law No. 20,780 was published in the Chilean government's official gazette. This law introduced significant changes to the Chilean taxation system and strengthened the powers of the Chilean tax authority to control and prevent tax avoidance. Effective January 1, 2017, Law No. 20,780 created two different corporate tax regimes: the Attributed Income Regime (Sistema de Renta Atribuida) and the Semi-Integrated Regime (Sistema Parcialmente Integrado). Under the Attributed Income Regime, shareholders are taxed on an accrual basis, with a rate of 25% imposed at the operating entity level, plus an additional withholding income tax of 35% for nonresident shareholders. Under this regime, profits are attributed to the shareholders, irrespective of whether a distribution is actually made. Under the Semi-Integrated Regime, shareholders are taxed on a cash basis (when profits are distributed), at a rate of 25.5% for 2017 and 27% for 2018, imposed at the operating entity level, plus an additional withholding income tax of 35% when profits are actually distributed. Under this regime, the corporate rate is creditable against the 35% withholding income tax, but 35% of such credit is required to be paid to the Chilean Treasury, so, in practice, only 65% of the corporate rate is creditable. However, investors from countries with which Chile has signed the Double Tax Treaty as of January 1, 2017 would be entitled to use the 100% of the foreign tax credit, even if at that time the agreement was not yet in force. Under such circumstances, the full tax credit would be applicable until December 31, 2019 if at that time the relevant tax treaty had not yet entered into force. The Semi-Integrated Regime applies to Sistemas Globales Chile. Due to its shareholders being domiciled in Spain, 100% of the income tax will be creditable by them. Sistemas Globales Chile was subject to a corporate income tax rate of 24% during the year ended December 31, 2016. Since 2017, the corporate income tax rate applicable to Sistemas Globales Chile will increase to 25.5%

Our subsidiary in Brazil is subject to a corporate income tax rate of 24% plus an additional 10% if its pre-tax income is higher than 240,000 reais. As of December 31, 2017 and June 30, 2018, our Brazilian subsidiary had a tax loss carryforward of 1.2 million. The tax loss carryforward will not expire, and our Brazilian subsidiary may utilize it to offset up to 30% of its taxable income in each carryforward year.

On December 31, 2014, Peru enacted Law No 30,296, which made several changes to the Peruvian tax regime. Among other changes, the law decreases corporate income tax rates, effective January 1, 2015, as follows: fiscal year 2015 and 2016, 28%, fiscal year 2017 and 2018, 27%, fiscal year 2019, 26%. The Peruvian Congress on October 6, 2016, issued Law No. 30.506, which provides the Peruvian government the power to legislate regarding matters affecting economic growth, formal compliance, and national security for a 90-day period. Pursuant to the power granted, the Peruvian government issued Legislative Decree No. 1261 on December 10, 2016, which increases the corporate income tax rate, effective January 1, 2017, for fiscal year 2017 onward to 29.5%.

Our subsidiary in Mexico is subject to corporate income tax at the rate of 30%.

Our Indian subsidiary, Globant India Private Limited, is primarily export-oriented and is eligible for certain income tax holiday benefits granted by the government of India for export activities conducted within Special Economic Zones, or SEZs. The services provided by our Pune development center are eligible for a deduction of 100% of the profits or gains derived from the export of services for the first five years from the financial year in which the center commenced the provision of services and 50% of such profits or gains for the five years thereafter. Certain tax benefits are also available for a further five years subject to the center meeting defined conditions. Indian profits ineligible for SEZ benefits are subject to corporate income tax at the rate of 34.61%. In addition, all Indian profits, including those generated within SEZs, are subject to the Minimum Alternative Tax (MAT), at the current rate of approximately 21.34%, including surcharges.

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Results of Operations

The following table sets forth a summary of our consolidated results of operations by amount and as a percentage of our revenues for the periods indicated. This information should be read together with our condensed interim consolidated financial statements and related notes included elsewhere in this half year financial report. The operating results in any period are not necessarily indicative of the results that may be expected for any future period.

	Six Months Ended				Three Months ended
	June 30, 2018		June 30, 2017		June 30, 2018		June 30, 2017
	(in thousands, except percentages)
Consolidated Statements of profit or loss and other comprehensive income:
Revenues (1)	$247,604	100.0%	$188,331	100.0%	$127,892	100.0%	$99,589	100.0%
Cost of revenues (2)	(153,404)	(62.0)%	(120,737)	(64.1)%	(78,861)	(61.7)%	(65,243)	(65.5)%
Gross profit	94,200	38.0%	67,594	35.9%	49,031	38.3%	34,346	34.5%
Selling, general and administrative expenses (3)	(63,880)	(25.8)%	(53,386)	(28.3)%	(32,681)	(25.6)%	(29,131)	(29.3)%
Net impairment losses on financial assets	(434)	(0.2)%	(1,223)	(0.6)%	(423)	(0.3)%	(1,583)	(1.6)%
Profit from operations	29,886	12.0%	12,985	7.0%	15,927	12.4%	3,632	3.6%

Finance income	16,018	6.5%	4,122	2.2%	13,665	10.7%	2,037	2.0%
Finance expense	(18,961)	(7.7)%	(5,436)	(2.9)%	(15,717)	(12.3)%	(3,301)	(3.3)%
Finance expense, net (4)	(2,943)	(1.2)%	(1,314)	(0.7)%	(2,052)	(1.6)%	(1,264)	(1.3)%

Other income, net (5)	4,521	1.8%	2,408	1.3%	4,507	3.5%	680	0.7%
Profit before income tax	31,464	12.6%	14,079	7.6%	18,382	14.3%	3,048	3.0%

Income tax	(6,898)	(2.8)%	(3,125)	(1.7)%	(3,957)	(3.1)%	(950)	(1.0)%
Net income for the period	$24,566	9.8%	$10,954	5.9%	$14,425	11.2%	$2,098	2.0%

(1)	Includes transactions with related parties for $2,124 and $3,594 for the six months ended June 30, 2018 and June 30, 2017, respectively; and $1,436 and $1,794 for the three months ended June 30, 2018 and June 30, 2017, respectively.
(2)	Includes depreciation and amortization expense of $2,003 and $2,199 for the six months ended June 30, 2018 and June 30, 2017, respectively; and $1,010 and $1,097 for the three months ended June 30, 2018 and June 30, 2017, respectively. Also includes share based compensation for $1,953 and $2,730 for the six months ended June 30, 2018 and June 30, 2017, respectively; and $1,292 and $2,452 for the three months ended June 30, 2018 and June 30, 2017, respectively.
(3)	Includes depreciation and amortization expense of $7,479 and $5,481 for the six months ended June 30, 2018 and June 30, 2017, respectively; and $3,967 and $2,885 for the three months ended June 30, 2018 and June 30, 2017, respectively. Also includes share based compensation of $4,203 and $4,028 for the six months ended June 30, 2018 and June 30, 2017, respectively; and $1,995 and $3,429 for the three months ended June 30, 2018 and June30, 2017, respectively.
(4)	Includes foreign exchange loss, net, of $4,247 and $1,012 for the six months ended June 30, 2018 and June 30, 2017, respectively; and $3,352 and $1,138 for the three months ended June 30, 2018 and June 30, 2017, respectively.
(5)	Includes the gain on remeasurement of the contingent consideration of PointSource and Clarice of $5,473 and $698 for the six months ended June 30, 2018 and June 30, 2017, respectively, explained in note 5.3.2 of our interim consolidated financial statements; the loss of $1,038 related to settlement agreed with WAE formers owners, explained in note 5.3.2 of our interim consolidated financial statements, and the gain of $1,727 related to the remeasurement at fair value of the call and put option over non-controlling interest explained in note 5.3.3. of our interim consolidated financial statements, for the six months ended June 30, 2018 and June 30, 2017, respectively.

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Six months ended June 30, 2018 compared to six months ended June 30, 2017

Revenues

Revenues were $247.6 million for the six months ended June 30, 2018, representing an increase of $59.3 million, or 31.5%, from $188.3 million for the six months ended June 30, 2017.

Revenues from North America increased by $46.2 million, or 31.2%, to $194.4 million for June 30, 2018 from $148.2 million for June 30, 2017. Revenues from Latin America and other countries increased by $14.4 million, or 81.8%, to $32.0 million for June 30, 2018 from $17.6 million for June 30, 2017. Revenues from Europe decreased by $2.2 million, or 9.9%, to $20.0 million for June 30, 2018 from $22.2 million for June 30, 2017. Revenues from Asia increased by $0.9 million, or 300.0%, to $1.2 million for June 30, 2018 from $0.3 million for June 30, 2017.

Revenues from technology and telecommunications clients increased by $7.9 million, or 30.0%, to $34.2 for June 30, 2018 from $26.3 for June 30, 2017. The increase in revenues from clients in this industry vertical was primarily attributable to higher demand in gaming, consumer experience services and the cross-selling capabilities of our Studios. Revenues from media and entertainment clients increased by $13.9 million, or 29.7%, to $60.7 for June 30, 2018 from $46.8 for June 30, 2017. The increase in revenues from clients in this industry vertical was primarily attributable to a higher demand for our digital content solutions, mobile applications, and consumer experience practices. Revenues from professional services clients increased by $6.2 million, or 32.0%, to $25.6 for June 30, 2018 from $19.4 for June 30, 2017. The increase in revenues from clients in this industry vertical was primarily attributable to higher demand for services related to enterprise consumerization, digital content and consumer experience solutions. Revenues from consumer, retail and manufacturing clients increased by $6.6 million, or 39.1%, to $23.5 million for June 30, 2018 from $16.9 million for June 30, 2017. The increase in revenues from clients in this industry vertical was primarily attributable to growth in demand for services related to big data, user experience and social practices, supported by the cross-selling capabilities of our Studios. Revenues from banks, financial services and insurance clients increased by $12.7 million, or 30.8%, to $53.9 for June 30, 2018 from $41.2 for June 30, 2017. The increase in revenues from clients in this industry vertical was primarily attributable to higher demand for services related to scalable platforms, analytics, cloud and mobile. Revenues from travel and hospitality clients increased by $10.6 million, or 32.5%, to $43.2 for June 30, 2018 from $32.6 for June 30, 2017. This increase is primarily attributable to large increase in demand for consumer experience and automated testing services. Revenues from clients in other verticals increased by $1.3 million, or 25.0%, to $6.5 for June 30, 2018 from $5.2 for June 30, 2017.

Revenues from our top ten clients in June 30, 2018 increased by $28.4 million, or 34.7%, to $110.2 million from revenues of $81.8 million in June 30, 2017, reflecting our ability to increase the scope of our engagement with our main customers. Revenues from our largest client for June 30, 2018, Walt Disney Parks and Resorts Online, increased by $8.8 million, or 47.1%, to $27.5 million for June 30, 2018 from $18.7 million for June 30, 2017.

Cost of Revenues

Cost of revenues was $153.4 million for June 30, 2018, representing an increase of $32.7 million, or 27.1%, from $120.7 million for June 30, 2017. The increase was primarily attributable to a general increase in salaries and to the net addition of 494 IT professionals since December 31, 2017, an increase of 7.9%, to satisfy growing demand for our services, which translated into an increase in salaries. Cost of revenues as a percentage of revenues decreased to 62.0% for June 30, 2018 from 64.1% for June 30, 2017.

Salaries, employee benefits, social security taxes and share based compensation, the main component of cost of revenues, increased by $32.5 million, or 29.3% to $143.5 million for June 30, 2018 from $111.0 million for June 30, 2017. Salaries, employee benefits and social security taxes include a $2.0 million share-based compensation expense in June 30, 2018 and $2.7 million share-based compensation expense in June 30, 2017.

Depreciation and amortization expense included in the cost of revenues decreased by $0.2 million, or 9.1%, to $2.0 million for June 30, 2018 from $2.2 million for June 30, 2017.

Travel and housing decreased by $0.6 million, or 16.2%, to $3.1 million for June 30, 2018 from $3.7 million for June 30, 2017. The decrease was attributable primarily to a greater presence in our locations.

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Selling, General and Administrative Expenses

Selling, general and administrative expense was $63.9 million for June 30, 2018, representing an increase of $10.5 million, or 19.7%, from $53.4 million for June 30, 2017. The increase was primarily attributable to $3.3 million increase in salaries, employee benefits, social security taxes and share based compensation related to a general increase in salaries; a $2.2 million increase in depreciation and amortization expense; a $0.9 million increase in office and rental expenses as a result of new delivery centers; and a $1.2 million increase in professional services. The increases in office expenses, rental expenses and depreciation and amortization expense were related to the opening of our new delivery centers. Selling, general and administrative expenses as a percentage of revenues decreased to 25.8% for June 30, 2018 from 28.3% for June 30, 2017. Share-based compensation expense within selling, general and administrative expenses accounted for $4.2 million, or 1.7%, as a percentage of revenues for June 30, 2018, and $4.0 million, or 2.1%, as a percentage of revenues for June 30, 2017.

Impairment on financial assets

During the six months ended June 30, 2018, we recorded a loss for impairment of financial assets of $0.4 million resulting from substantial doubt about the recoverability of the some trade receivables.

Finance Income

Finance income for the six months ended June 30, 2018 was $16.0 million compared to $4.1 million for the six months ended June 30, 2017, resulting primarily from foreign exchange gains of $13.9 million as compared to $3.2 million in June 30, 2017 and gains from short-term investments, primarily related to gains from financial assets measured at fair value through PL, of $2.0 million as compared to $0.5 million in June 30, 2017.

Finance Expense

Finance expense increased to $19.0 million for the six months ended June 30, 2018 from $5.4 million for the six months ended June 30, 2017, primarily reflecting a foreign exchange loss of $18.1 million mainly related to the impact of the weakening of the Argentine peso against the U.S. dollar on our Argentine peso-denominated monetary assets, an interest expense of $0.4 million and other financial expenses totaled $0.3 million.

Other Income and Expenses, Net

Other income and expenses, net increased to a gain of $4.5 million for the six months ended June 30, 2018 from a gain of $2.4 million for the six months ended June 30, 2017. The increase includes a gain of $5.5 million related to remeasurement of the contingent consideration of PointSource and a loss of $1.0 related to related to settlement agreed with WAE formers owners, explained in note 5.3.2 of our interim consolidated financial statements.

Income Tax

Income tax expense amounted to $6.9 million for the six months ended June 30, 2018, an increase of $3.8 million from a $3.1 million income tax expense for the six months ended June 30, 2017. Our effective tax rate (calculated as income tax gain or expense divided by the profit before income tax) decreased to 21.9% for the six months ended June 30, 2018 from 22.2% for the six months ended June 30, 2017. The increase in income tax expense was attributable to the impact of the depreciation of Argentine peso, mainly, in an average of 53.8% during the six months ended June 30, 2018.

Net Income

As a result of the foregoing, we had a net income of $24.6 million for the six months ended June 30, 2018, compared to $11.0 million for the six months ended June 30, 2017.

Three months ended June 30, 2018 compared to three months ended June 30, 2017

Revenues

Revenues were $127.9 million for the three months ended June 30, 2018, representing an increase of $28.3 million, or 28.4%, from $99.6 million for the three months ended June 30, 2017.

Revenues from North America increased by $22.2 million, or 28.4%, to $100.3 million for the three months ended June 30, 2018 from $78.1 million for the three months ended June 30, 2017. Revenues from Latin America and other countries increased by $6.9 million, or 76.7%, to $15.9 million for the three months ended June 30, 2018 from $9.0 million for the three months ended June 30, 2017. Revenues from Europe decreased by $1.4 million, or 11.4%, to $10.9 million for the three months ended June 30, 2018 from $12.3 million for the three months ended June 30, 2017. Revenues from Asia increased by $0.6 million, or 300.0%, to $0.8 million for the three months ended June 30, 2018 from $0.2 million for the three months ended June 30, 2017.

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Revenues from technology and telecommunications clients increased by $3.0 million, or 21.1%, to $17.2 million for the three months ended June 30, 2018 from $14.2 million for the three months ended June 30, 2017. The increase in revenues from clients in this industry vertical was primarily attributable to consumer experience services, digital content and the cross-selling capabilities of our Studios. Revenues from media and entertainment clients increased by $6.7 million, or 27.1%, to $31.4 million for the three months ended June 30, 2018 from $24.7 million for the three months ended June 30, 2017. The increase in revenues from clients in this industry vertical was primarily attributable to a higher demand for our cloud solutions, mobile applications, and consumer experience practices. Revenues from professional services clients increased by $3.3 million, or 32.7%, to $13.4 million for the three months ended June 30, 2018 from $10.1 million for the three months ended June 30, 2017. The increase in revenues from clients in this industry vertical was primarily attributable to higher demand for services related to enterprise consumerization and digital content. Revenues from consumer, retail and manufacturing clients increased by $4.7 million, or 57.3%, to $12.9 million for the three months ended June 30, 2018 from $8.2 million for the three months ended June 30, 2017. The increase in revenues from clients in this industry vertical was primarily attributable to growth in demand for services related to process automation solutions, user experience and social practices, supported by the cross-selling capabilities of our Studios. Revenues from banks, financial services and insurance clients increased by $4.2 million, or 17.7%, to $27.9 million for the three months ended June 30, 2018 from $23.7 million for the three months ended June 30, 2017. The increase in revenues from clients in this industry vertical was primarily attributable to growth in demand for services related to mobile applications, user experience, and cloud. Revenues from travel and hospitality clients increased by $6.0 million, or 36.8%, to $22.3 million for the three months ended June 30, 2018 from $16.3 million for the three months ended June 30, 2017. This increase is primarily attributable to large increase in demand for consumer experience and automated testing services. Revenues from clients in other verticals increased by $0.3 million, or 12.0%, to $2.8 million for the three months ended June 30, 2018 from $2.5 million for the three months ended June 30, 2017.

Revenues from our top ten clients for the three months ended June 30, 2018 increased by $13.4 million, or 30.7%, to $57.1 million from revenues of $43.7 million for the three months ended June 30, 2017, reflecting our ability to increase the scope of our engagement with our main customers. Revenues from our largest client for the three months ended June 30, 2018, Walt Disney Parks and Resorts Online, increased by $4.1 million, or 40.6%, to $14.2 million for the three months ended June 30, 2018 from $10.1 million for the three months ended June 30, 2017.

Cost of Revenues

Cost of revenues was $78.9 million for the three months ended June 30, 2018, representing an increase of $13.7 million, or 21.0%, from $65.2 million for the three months ended June 30, 2017. The increase was primarily attributable to a general increase in salaries and to the IT professionals since December 31, 2017, an increase to satisfy growing demand for our services, which translated into an increase in salaries and travel expenses. Cost of revenues as a percentage of revenues decreased to 61.7% for the three months ended June 30, 2018 from 65.5% for the three months ended June 30, 2017.

Salaries, employee benefits, social security taxes and share based compensation, the main component of cost of revenues, increased by $13.4 million, or 22.2% to $73.8 million for the three months ended June 30, 2018 from $60.4 million for the three months ended June 30, 2017. Salaries, employee benefits and social security taxes include a $1.3 million share-based compensation expense in the three months ended June 30, 2018 and $2.5 million share-based compensation expense in the three months ended June 30, 2017.

Depreciation and amortization expense included in the cost of revenues decreased by $0.1 million, or 9.1%, to $1.0 million for the three months ended June 30, 2018 from $1.1 million for the three months ended June 30, 2017.

Selling, General and Administrative Expenses

Selling, general and administrative expense was $0.1 million for the three months ended June 30, 2018, representing an increase of $3.6 million, or 12.4%, from $0.3 million for the three months ended June 30, 2017. The increase was primarily attributable to a $1.1 million increase in depreciation and amortization expense; a $0.7 million increase in professional fees including audit and other professional services, and $2.1 million increase in Travel and housing. Selling, general and administrative expenses as a percentage of revenues decreased to 25.6% for the three months ended June 30, 2018 from 29.3% for the three months ended June 30, 2017.

Impairment on Financial Assets

During the three months ended June 30, 2018, we recorded a loss for impairment of financial assets of $0.4 million resulting from substantial doubt about the recoverability of the some trade receivables.

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Finance Income

Finance income for the three months ended June 30, 2018 was $13.7 million compared to $2.0 million for the three months ended June 30, 2017, resulting primarily from foreign exchange gains of $11.9 million as compared to $1.5 million for the three months ended June 30, 2017 and investment gains of $1.7 million as compared to $0.3 million for the three months ended June 30, 2017.

Finance Expense

Finance expense increased to $15.7 million for the three months ended June 30, 2018 from $3.3 million for the three months ended June 30, 2017, primarily reflecting a foreign exchange loss of $15.3 million mainly related to the impact of the weakening of the Argentine peso against the U.S. dollar on our Argentine peso-denominated monetary assets.

Other Income and Expenses, Net

Other income and expenses, net increased to a gain of $4.5 million for the three months ended June 30, 2018 from a gain of $0.7 million for the three months ended June 30, 2017. The increase includes a gain of $5.5 million related to remeasurement of the contingent consideration of PointSource and a loss of $1.0 related to related to settlement agreed with WAE formers owners, explained in note 5.3.2 of our interim consolidated financial statements.

Income Tax

Income tax expense amounted to $4.0 million for the three months ended June 30, 2018, an increase of $3.0 million from a $1.0 million income tax expense for the three months ended June 30, 2017. However, our effective tax rate (calculated as income tax gain or expense divided by the profit before income tax) decreased to 21.5% for the three months ended June 30, 2018 from 31.2% for the three months ended June 30, 2017. The decrease in effective income tax rate for the three months ended June 30, 2018 was principally driven by the impact of the loss for impairment of tax credits of $1.6, recorded during the three months ended June 30, 2017. Without considering this impact the effective tax rate would be 21% in that period.

Net Income

As a result of the foregoing, we had a net gain of $14.4 million for the three months ended June 30, 2018, compared to $2.1 million for the three months ended June 30, 2017.

Reconciliation of Alternative Performance Measures

Overview

To supplement our financial measures prepared in accordance with IFRS, we use certain non-IFRS financial measures including (i) adjusted diluted earnings per share ("EPS"), (ii) adjusted net income, (iii) adjusted gross profit, (iv) adjusted selling, general and administrative ("SG&A") expenses, and (v) adjusted profit from operations. These measures do not have any standardized meaning under IFRS, and other companies may use similarly titled non-IFRS financial measures that are calculated differently from the way we calculate such measures. Accordingly, our non-IFRS financial measures may not be comparable to similar non-IFRS measures presented by other companies. We caution investors not to place undue reliance on such non-IFRS measures, but instead to consider them with the most directly comparable IFRS measures. Non-IFRS financial measures have limitations as analytical tools and should not be considered in isolation. They should be considered as a supplement to, not a substitute for, or superior to, the corresponding measures calculated in accordance with IFRS.

The reconciliations of these non-IFRS measures to the most directly comparable financial measures calculated and presented in accordance with IFRS are shown in the tables below. We use these non-IFRS measures as key measures in the evaluation of our performance and our consolidated financial results. We believe these non-IFRS measures are useful to investors in their assessment of our operating performance and the valuation of our company. In addition, these non-IFRS measures address questions we routinely receive from analysts and investors and, in order to assure that all investors have access to similar data, we have determined that it is appropriate to make this data available to all investors.

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Adjusted Diluted EPS and Adjusted Net Income

We utilize non-IFRS measures of adjusted diluted EPS and adjusted net income for strategic decision making, forecasting future results and evaluating current performance. Adjusted diluted EPS and adjusted net income are most directly comparable to the IFRS measures of EPS and net income, respectively. Our non-IFRS measures of adjusted diluted EPS and adjusted net income exclude the impact of certain items, such as acquisition-related charges, impairment of tax credits, net of recoveries, share-based compensation expense and expenses related to the follow-on secondary offering of our common shares (See "Financial Information - Consolidated Statements and Other Financial Information - Legal Proceedings").

Adjusted Gross Profit and Adjusted SG&A Expenses

We utilize non-IFRS measures of adjusted gross profit and adjusted SG&A expenses as supplemental measures for period-to-period comparisons. Adjusted gross profit and adjusted SG&A expenses are most directly comparable to the IFRS measures of gross profit and selling, general and administrative expenses, respectively. Our non-IFRS measures of adjusted gross profit and adjusted SG&A expenses exclude the impact of certain items, such as amortization and depreciation expense, share-based compensation expense and, only with respect to adjusted SG&A expenses, acquisition-related charges.

Adjusted Profit from Operations

We utilize the non-IFRS measure of adjusted profit from operations as a supplemental measure for period-to-period comparisons. Adjusted profit from operations is most directly comparable to the IFRS measure of profit from operations. Adjusted profit from operations excludes the impact of certain items, such as share-based compensation expense, impairment of tax credits, net of recoveries and acquisition-related charges.

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	Six months ended		Three months ended
	June 30, 2018	June 30, 2017	June 30, 2018	June 30, 2017

Reconciliation of adjusted gross profit
Gross profit	$94,200	$67,594	$49,031	$34,346
Adjustments
Depreciation and amortization expense	2,003	2,199	1,010	1,097
Share-based compensation expense	1,953	2,730	1,292	2,452
Adjusted gross profit	$98,156	$72,523	$51,333	$37,895
Reconciliation of adjusted selling, general and administrative expenses
Selling, general and administrative expenses	$(63,880)	$(53,386)	$(32,681)	$(29,131)
Adjustments
Acquisition-related charges (1)	1,265	287	707	—
Depreciation and amortization expense	7,479	5,481	3,967	2,885
Share-based compensation expense	4,203	4,028	1,995	3,429
Adjusted selling, general and administrative expenses	$(50,933)	$(43,590)	$(26,012)	$(22,817)
Reconciliation of adjusted profit from operations
Profit from operations	$29,886	$12,985	$15,927	$3,632
Adjustments
Acquisition-related charges	1,649	1,135	899	470
Impairment of tax credits	48	1,586	48	1,586
Share-based compensation expense	6,156	6,758	3,287	5,881
Adjusted profit from operations	$37,739	$22,464	$20,161	$11,569
Reconciliation of adjusted net income for the period
Net income for the period	$24,566	$10,954	$14,425	$2,098
Adjustments
Acquisition-related charges	(2,585)	(919)	(3,467)	(82)
Expenses related to secondary share offering (2)	234	—	234	—
Share-based compensation expense	6,156	6,758	3,287	5,881
Impairment of tax credits	48	1,586	48	1,586
Adjusted net income for the period	$28,419	$18,379	$14,527	$9,483

Calculation of adjusted diluted EPS
Adjusted net income	28,419	18,379	14,527	9,483
Diluted shares	36,510	35,979	36,661	36,034
Adjusted diluted EPS	0.78	0.51	0.40	0.26

Other data:
Adjusted gross profit	98,156	72,523	51,333	37,895
Adjusted gross profit margin percentage (3)	39.6%	38.5%	40.1%	38.1%
Adjusted selling, general and administrative expenses	(50,933)	(43,590)	(26,012)	(22,817)
Adjusted profit from operations	37,739	22,464	20,161	11,569
Adjusted profit from operations margin percentage (3)	15.2%	11.9%	15.8%	11.6%
Adjusted net income for the period	28,419	18,379	14,527	9,483
Adjusted net income margin percentage for the period (3)	11.5%	9.8%	11.4%	9.5%

(1) Acquisition-related charges include, when applicable, amortization of purchased intangible assets included in the depreciation and amortization expense line on our consolidated statements of operations, external deal costs, acquisition-related retention bonuses, integration costs, changes in the fair value of contingent consideration liabilities, charges for impairment of acquired intangible assets and other acquisition-related costs. We cannot provide acquisition-related charges on a forward-looking basis without unreasonable effort as such charges may fluctuate based on the timing, size, and complexity of future acquisitions as well as other uncertainty inherent in mergers and acquisitions.

(2) Expenses related to secondary share offering include expenses related to the secondary offering in the United States of our common shares held by WPP Luxembourg Gamma Three S.àr.l. ("WPP").

(3) Adjusted measure calculated as percentage of revenue.

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C. Principal risks and uncertainties.

You should carefully consider the risks and uncertainties described below, together with the other information contained in this half year financial report, before making any investment decision. Any of the following risks and uncertainties could have a material adverse effect on our business, prospects, results of operations and financial condition. The market price of our common shares could decline due to any of these risks and uncertainties, and you could lose all or part of your investment. The risks described below are those that we currently believe may materially affect us.

Quantitative and qualitative disclosures about market risk

Our market risk exposure results primarily from concentration of credit risk, fluctuations in interest rates and foreign currency rates and inflation. We do not engage in trading of derivative instruments for speculative purposes.

Concentration of Credit and Other Risk

Financial instruments that potentially subject us to significant concentrations of credit risk consist primarily of cash and bank balances, short-term investments and trade receivables. These financial instruments approximate fair value due to short-term maturities. We maintain our cash and bank balances and short-term investments with high credit quality financial institutions. Our investment portfolio is primarily comprised of time deposits and corporate and treasury bonds. We believe that our credit policies reflect normal industry terms and business risk. We do not anticipate non-performance by the counterparties and, accordingly, do not require collateral.

Trade receivables are generally dispersed across our clients in proportion to the revenues we generate from them. For the six months ended June 30, 2018 and the year ended December 31, 2017, our top five clients accounted for 31.9% and 28.9%, respectively, of our net revenues. Our top client, Walt Disney Parks and Resorts Online, for the six months ended June 30, 2018 and the year ended December 31, 2017, accounted for 11.1% and 10.2%, respectively. As of June 30, 2018 and December 31, 2017, accounts receivable from Walt Disney Parks and Resorts Online represented 11.8% and 10.1% of our total accounts receivable, respectively.

Credit losses and write-offs of trade receivable balances have historically not been material to our consolidated financial statements.

Interest Rate Risk

Our exposure to market risk for changes in interest rates relates primarily to our cash and bank balances and our credit facilities. Our credit lines in the United States bear interest at fixed rates ranging from and at variable rates from 1.75% at 3.8%, respectively. We do not use derivative financial instruments to hedge our risk of interest rate volatility.

Based on our debt position as of June 30, 2018, if we needed to refinance our existing debt, a 1% increase in interest rates would not materially impact us.

We have not been exposed to material risks due to changes in market interest rates. However, our future financial costs related to borrowings may increase and our financial income may decrease due to changes in market interest rates.

Foreign Exchange Risk

Our exchange rate risk arises in the ordinary course of our business primarily from our foreign currency expenses and, to a lesser extent, revenues. We are also exposed to exchange rate risk on the portion of our cash and bank balances, investments and trade receivables that is denominated in currencies other than the U.S. dollar and on other receivables, such as Argentine tax credits.

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Our consolidated financial statements are prepared in U.S. dollars. Because the majority of our operations are conducted in Latin America and Asia, we incur the majority of our operating expenses and capital expenditures in non-U.S. dollar currencies, primarily the Argentine peso, Uruguayan peso, Colombian peso, Mexican peso, Indian rupees and Brazilian real. 85.9% of our revenues for the six months ended June 30, 2018 was generated in U.S. dollars, with the balance being generated primarily in Euros and, to a lesser extent, other currencies (including the Argentine peso, the Colombian peso and the Mexican peso). The following table shows the breakdown of our revenues by the currencies in which they were generated during the six months ended June 30, 2018 and June 30, 2017, and the three months ended June 30, 2018 and June 30, 2017, respectively.

	Six months ended				Three months ended
	June 30, 2018		June 30, 2017		June 30, 2018		June 30, 2017
By Currency
USD	$212,789	85.9%	$165,875	88.1%	$110,458	86.4%	$87,268	87.6%
EUR	13,465	5.4%	13,302	7.1%	7,420	5.8%	8,082	8.1%
GBP	3,335	1.3%	2,208	1.2%	1,658	1.3%	847	0.9%
ARS	9,819	4.0%	3,913	2.1%	4,523	3.5%	1,850	1.9%
MXN	5,877	2.4%	848	0.5%	2,671	2.1%	849	0.9%
Others	2,319	1.0%	2,185	1.0%	1,162	0.9%	693	0.6%
Revenues	$247,604	100%	$188,331	100%	$127,892	100%	$99,589	100%

A small percentage of our trade receivables is generated from net revenues earned in non-U.S. dollar currencies (primarily Euros, British pounds sterling, the Mexican peso, the Uruguayan peso, the Colombian peso and the Argentine peso).

Our results of operations can be affected if the Argentine peso, Colombian peso, Uruguayan peso, Mexican peso, Euros or British pound appreciate or depreciate against the U.S. dollar.

A 30% depreciation of the Argentine peso against the U.S. dollar would have resulted in a $14.9 million decrease in our operating costs. Given that we have a greater amount of Argentine peso-denominated assets than Argentine peso-denominated liabilities, a 30.0% depreciation of the Argentine peso against the U.S. dollar would have resulted in a $1.9 million loss. As a result, the combined effect on our income statement would have been a $13.0 million increase in our net income for the six months ended June 30, 2018.

A 30% appreciation of the Argentine peso against the U.S. dollar would have resulted in a $19.4 million increase in our operating costs. Given that we have a greater amount of Argentine peso-denominated assets than Argentine peso-denominated liabilities, a 30% appreciation of the Argentine peso against the U.S. dollar would have resulted in a $2.6 million gain. As a result, the combined effect on our income statement would have been a $16.8 million decrease in our net income for the six months ended June 30, 2018.

We periodically evaluate the need for hedging strategies with our board of directors, including the use of such instruments to mitigate the effect of foreign exchange rate fluctuations. During the six months ended June 30, 2018, our principal Argentine operating subsidiaries, Sistemas Globales S.A. and IAFH Global S.A., entered into foreign exchange forward contracts to reduce their risk of exposure to fluctuations in foreign currency. As of June 30, 2018 and December 31, 2017, the foreign exchange forward contracts were recognized, according to IFRS 9 and IAS 39, respectively, as financial assets at fair value through profit or loss. We may in the future, as circumstances warrant, decide to enter into derivative transactions to reduce our exposure to appreciation or depreciation in the value of certain foreign currencies.

Wage Inflation Risk

Argentina has experienced significant levels of inflation in recent years. According to the INDEC, the consumer price index increased 10.9% in 2013, 21.7% in 2014 and 23.9% in 2015. Inflation data released by the INDEC for these periods has been criticized by economists and investors as understating inflation in Argentina. In November 2015, the INDEC suspended the publication of the CPI. According to the most recent publicly available information based on data from the Province of San Luis, the CPI grew by 31.6% in 2015 and 31.4% in 2016. According to the most recent publicly available information based on data from the City of Buenos Aires, the CPI grew by 26.9% in 2015 and 41.0% in 2016. After implementing certain methodological reforms and adjusting certain macroeconomic statistics based of these reforms, in June 2016 the INDEC resumed its publication of the CPI. According to the INDEC, Argentina's rate of inflation between May and December 2016 was 16.9%, in the year 2017 was 24.8% and between January and July 2018 was 19.6%, based on the CPI. See "Risks Related to Operating in Latin America and Argentina — Argentina — Our results of operations may be adversely affected by high and possibly increasing inflation in Argentina." and "Risks Related to Operating in Latin America and Argentina — Argentina — The credibility of several Argentine economic indexes has been called into question, which may lead to a lack of confidence in the Argentine economy and may in turn limit our ability to access the credit and capital markets." The impact of inflation on our salary costs, or wage inflation, and thus on our statement of profit or loss and other comprehensive income varies depending on the fluctuation in exchange rates between the Argentine peso and the U.S. dollar. In an environment where the Argentine peso is weakening against the U.S. dollar, the impact of wage inflation will be partially offset, whereas in an environment where the Argentine peso is strengthening against the U.S. dollar, the impact of wage inflation will be increased. As of June 30, 2018, approximately 36.1% of our employees were based in Argentina, where wages can be influenced by current inflation rates. Assuming a constant exchange rate and no ability to increase prices, for every 10.0% increase in wage inflation in Argentina we would experience an estimated decrease of approximately $7.4 million in net income for the year.

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Risks Related to Our Business and Industry

If we are unable to maintain current resource utilization rates and productivity levels, our revenues, profit margins and results of operations may be adversely affected.

Our profitability and the cost of providing our services are affected by our utilization rate of the Globers in our Studios. If we are not able to maintain appropriate utilization rates for our professionals, our profit margin and our profitability may suffer. Our utilization rates are affected by a number of factors, including:

•	our ability to transition Globers from completed projects to new assignments and to hire and integrate new employees;
•	our ability to forecast demand for our services and thereby maintain an appropriate headcount in each of our delivery centers;
•	our ability to manage the attrition of our IT professionals; and
•	our need to devote time and resources to training, professional development and other activities that cannot be billed to our clients.

Our revenue could also suffer if we misjudge demand patterns and do not recruit sufficient employees to satisfy demand. Employee shortages could prevent us from completing our contractual commitments in a timely manner and cause us to pay penalties or lose contracts or clients. In addition, we could incur increased payroll costs, which would negatively affect our utilization rates and our business.

Increases in our current levels of attrition may increase our operating costs and adversely affect our future business prospects.

The total attrition rate among our Globers was 20.7% and 18.0% for the six months ended June 30, 2018 and the year ended December 31, 2017, respectively. If our attrition rate were to increase, our operating efficiency and productivity may decrease. We compete for talented individuals not only with other companies in our industry but also with companies in other industries, such as software services, engineering services and financial services companies, among others, and there is a limited pool of individuals who have the skills and training needed to help us grow our company. High attrition rates of qualified personnel could have an adverse effect on our ability to expand our business, as well as cause us to incur greater personnel expenses and training costs.

If the pricing structures that we use for our client contracts are based on inaccurate expectations and assumptions regarding the cost and complexity of performing our work, our contracts could be unprofitable, which could adversely affect our results of operations, financial condition and cash flows from operation.

We perform our services primarily under time-and-materials contracts. We charge out the services performed by our Globers under these contracts at hourly rates that are agreed to at the time the contract is entered into. The hourly rates and other pricing terms negotiated with our clients are highly dependent on the complexity of the project, the mix of staffing we anticipate using on it, internal forecasts of our operating costs and predictions of increases in those costs influenced by wage inflation and other marketplace factors. Our predictions are based on limited data and could turn out to be inaccurate. Typically, we do not have the ability to increase the hourly rates established at the outset of a client project in order to pass through to our client increases in salary costs driven by wage inflation and other marketplace factors.

Because we conduct a substantial part of our operations through our operating subsidiaries located in Argentina, Colombia, Mexico and India, we are subject to the effects of wage inflation and other marketplace factors in these countries, which have increased significantly in recent years. If increases in salary and other operating costs at those subsidiaries exceed our internal forecasts, the hourly rates established under our time-and-materials contracts might not be sufficient to recover those increased operating costs, which would make those contracts unprofitable for us, thereby adversely affecting our results of operations, financial condition and cash flows from operations.

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In addition to our time-and-materials contracts, we undertake some engagements on a fixed-price basis. Revenues from our fixed-price contracts represented approximately 16.7% and 6.2% of total revenues for the six months ended June 30, 2018 and June 30, 2017, respectively. Our pricing in a fixed-price contract depends on our assumptions and forecasts about the costs we will incur to complete the related project, which are based on limited data and could turn out to be inaccurate. Any failure by us to accurately estimate the resources and time required to complete a fixed-price contract on time and on budget or any unexpected increase in the cost of our Globers assigned to the related project, office space or materials could expose us to risks associated with cost overruns and could have an adverse effect on our business, results of operations and financial condition. In addition, any unexpected changes in economic conditions that affect any of the foregoing assumptions and predictions could render contracts that would have been favorable to us when signed unfavorable.

We may not be able to achieve anticipated growth, which could materially adversely affect our revenues, results of operations, business and prospects.

We intend to continue our expansion in the foreseeable future and to pursue existing and potential market opportunities. As we add new Studios, introduce new services or enter into new markets, we may face new market, technological and operational risks and challenges with which we are unfamiliar, and we may not be able to mitigate these risks and challenges to successfully grow those services or markets. We may not be able to achieve our anticipated growth, which could materially adversely affect our revenues, results of operations, business and prospects.

If we are unable to effectively manage the rapid growth of our business, our management personnel, systems and resources could face significant strains, which could adversely affect our results of operations.

We have experienced, and continue to experience, rapid growth in our headcount, operations and revenues, which has placed, and will continue to place, significant demands on our management and operational and financial infrastructure. Additionally, the longer-term transition in our delivery mix from Argentina-based staffing to increasingly decentralized staffing in Latin America, the United States and India has also placed additional operational and structural demands on our resources. Our future growth depends on recruiting, hiring and training technology professionals, growing our international operations, expanding our delivery capabilities, adding effective sales staff and management personnel, adding service offerings, maintaining existing clients and winning new business. Effective management of these and other growth initiatives will require us to continue to improve our infrastructure, execution standards and ability to expand services. Failure to manage growth effectively could have a material adverse effect on the quality of the execution of our engagements, our ability to attract and retain IT professionals and our business, results of operations and financial condition.

If we were to lose the services of our senior management team or other key employees, our business operations, competitive position, client relationships, revenues and results of operations may be adversely affected.

Our future success heavily depends upon the continued services of our senior management team and other key employees. We currently do not maintain key man life insurance for any of our founders, members of our senior management team or other key employees. If one or more of our senior executives or key employees are unable or unwilling to continue in their present positions, it could disrupt our business operations, and we may not be able to replace them easily, on a timely basis or at all. In addition, competition for senior executives and key employees in our industry is intense, and we may be unable to retain our senior executives and key employees or attract and retain new senior executives and key employees in the future, in which case our business may be severely disrupted.

If any of our senior management team or key employees joins a competitor or forms a competing company, we may lose clients, suppliers, know-how and key IT professionals and staff members to them. Also, if any of our sales executives or other sales personnel, who generally maintain a close relationship with our clients, joins a competitor or forms a competing company, we may lose clients to that company, and our revenues may be materially adversely affected. Additionally, there could be unauthorized disclosure or use of our technical knowledge, practices or procedures by such personnel. If any dispute arises between any members of our senior management team or key employees and us, any noncompetition, non-solicitation and nondisclosure agreements we have with our founders, senior executives or key employees might not provide effective protection to us in light of legal uncertainties associated with the enforceability of such agreements.

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If we are unable to attract and retain highly-skilled IT professionals, we may not be able to maintain client relationships and grow effectively, which may adversely affect our business, results of operations and financial condition.

Our business is labor intensive and, accordingly, our success depends upon our ability to attract, develop, motivate, retain and effectively utilize highly-skilled IT professionals. We believe that there is significant competition for technology professionals in Latin America, the United States, Europe, Asia and elsewhere who possess the technical skills and experience necessary to deliver our services, and that such competition is likely to continue for the foreseeable future. As a result, the technology industry generally experiences a significant rate of turnover of its workforce. Our business plan is based on hiring and training a significant number of additional technology professionals each year in order to meet anticipated turnover and increased staffing needs. Our ability to properly staff projects, to maintain and renew existing engagements and to win new business depends, in large part, on our ability to hire and retain qualified IT professionals.

We cannot assure you that we will be able to recruit and train a sufficient number of qualified professionals or that we will be successful in retaining current or future employees. Increased hiring by technology companies, particularly in Latin America, the United States, Asia and Europe, and increasing worldwide competition for skilled technology professionals may lead to a shortage in the availability of qualified personnel in the locations where we operate and hire. Failure to hire and train or retain qualified technology professionals in sufficient numbers could have a material adverse effect on our business, results of operations and financial condition.

If we do not continue to innovate and remain at the forefront of emerging technologies and related market trends, we may lose clients and not remain competitive, which could cause our revenues and results of operations to suffer.

Our success depends on creating software products that emotionally connect our customers with consumers and employees, leveraging the latest technologies and methodologies in the digital and cognitive space to drive increased revenues and effective communication with customers. Technological advances and innovation are constant in the technology services industry. As a result, we must continue to invest significant resources in research and development to stay abreast of technology developments so that we may continue to deliver software products that our clients will wish to purchase. If we are unable to anticipate technology developments, enhance our existing services or develop and introduce new services to keep pace with such changes and meet changing client needs, we may lose clients and our revenues and results of operations could suffer. Our results of operations would also suffer if our innovations are not responsive to the needs of our clients, are not appropriately timed with market opportunities or are not effectively brought to market. Our competitors may be able to offer engineering, design and innovation services that are, or that are perceived to be, substantially similar or better than those we offer. This may force us to compete on other fronts in addition to the quality of our services and to expend significant resources in order to remain competitive, which we may be unable to do.

If the current effective income tax rate payable by us in any country in which we operate is increased or if we lose any country-specific tax benefits, then our financial condition and results of operations may be adversely affected.

We conduct business globally and file income tax returns in multiple jurisdictions. Our consolidated effective income tax rate could be materially adversely affected by several factors, including changes in the amount of income taxed by or allocated to the various jurisdictions in which we operate that have differing statutory tax rates; changing tax laws, regulations and interpretations of such tax laws in multiple jurisdictions; and the resolution of issues arising from tax audits or examinations and any related interest or penalties.

We report our results of operations based on our determination of the amount of taxes owed in the various jurisdictions in which we operate. We have transfer pricing arrangements among our subsidiaries in relation to various aspects of our business, including operations, marketing, sales and delivery functions. Transfer pricing regulations require that any international transaction involving associated enterprises be on arm's-length terms. We consider the transactions among our subsidiaries to be on arm's-length terms. The determination of our consolidated provision for income taxes and other tax liabilities requires estimation, judgment and calculations where the ultimate tax determination may not be certain. Our determination of tax liability is always subject to review or examination by authorities in various jurisdictions.

Under Argentina's Law No. 25,922 (Ley de Promoción de la Industria de Software), as amended by Law No. 26,692 and Decree No. 95/2018 (the "Software Promotion Law"), our operating subsidiaries in Argentina benefit from a 60% reduction in their corporate income tax rate (as applied to income from promoted software activities) and a tax credit of up to 70% of amounts paid for certain social security taxes (contributions) that may be offset against value-added tax liabilities. Law No. 26,692, the 2011 amendment to the Software Promotion Law ("Law No. 26,692"), also allows such tax credits to be applied to reduce our Argentine subsidiaries' corporate income tax liability by a percentage not higher than the subsidiaries' declared percentage of exports and extends the tax benefits under the Software Promotion Law until December 31, 2019.

On September 16, 2013, the Argentine government published Regulatory Decree No. 1315/2013, which governs the implementation of the Software Promotion Law. Regulatory Decree No. 1315/2013 introduced specific requirements to qualify for the tax benefits contemplated by the Software Promotion Law. In particular, Regulatory Decree No. 1315/2013 provides that from September 17, 2014 through December 31, 2019, only those companies that are accepted for registration in the National Registry of Software Producers (Registro Nacional de Productores de Software y Servicios Informaticos) maintained by the Assistant Secretary of Technological and Productive Services (Subsecretaría de Servicios Tecnológicos y Productivos) - former Secretary of Industry (Secretaria de Industria del Ministerio de Industria) - will be entitled to participate in the benefits of the Software Promotion Law.

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On March 11, 2014, the Argentine Federal Administration of Public Revenue (Administración Federal de Ingresos Publicos, or "AFIP") issued General Resolution No. 3,597 ("General Resolution No. 3,597"). This measure provides that, as a further prerequisite to participation in the benefits of the Software Promotion Law, exporters of software and related services must register in a newly established Special Registry of Exporters of Services (Registro Especial de Exportadores de Servicios).

According to the abovementioned regulations, on May 21 and May 28, 2014, our Argentine subsidiaries IAFH Global S.A. and Sistemas Globales S.A., respectively, were accepted for registration in the Special Registry of Exporters of Services.

On June 25, 2014, our Argentine subsidiaries IAFH Global S.A. and Sistemas Globales S.A. applied for registration in the National Registry of Software Producers.

The Secretary and Subsecretary of Industry issued rulings approving the registration in the National Registry of Software Producers of our subsidiaries as follows: (i) Sistemas Globales S.A. on March 18, 2015 and (ii) IAFH Global S.A. on April 13, 2015. In each case, the ruling made the effective date of registration retroactive to September 18, 2014 and provided that the benefits enjoyed under the Software Promotion Law as originally enacted were not extinguished until the ruling goes into effect (which have occurred upon its date of publication in the Argentine government's official gazette on before mentioned dates).

Our subsidiary in Uruguay, Sistemas Globales Uruguay S.A., which is situated in a tax-free zone, benefits from a 0% income tax rate and an exemption from value-added tax.

Additionally, services provided by Difier are exempt from income tax in Uruguay. The exemption applies to software development services as long as they are exported and utilized abroad.

In India, under the Special Economic Zones Act of 2005, the services provided by export-oriented companies within Special Economic Zones (each, an "SEZ") are eligible for a deduction of 100% of the profits or gains derived from the export of services for the first five years from the financial year in which the company commenced the provision of services and 50% of such profits or gains for the five years thereafter. Companies must meet the conditions under Section 10AA of Income Tax Act to be eligible for the benefit.  Other tax benefits are also available for registered SEZ companies. Our Indian subsidiary is subject to corporate income tax at the rate of 34.61%, including surcharges. Our Indian subsidiary is located in an SEZ and has completed the SEZ registration process. Consequently, we expect to start applying the income tax benefit in the second half of 2018. If the Indian government changes its policies after our Indian subsidiary obtains registration in an SEZ, our business, results of operations and financial condition may be adversely affected. With the growth of our business in an SEZ, our Indian subsidiary may be required to compute its tax liability under Minimum Alternate Tax ("MAT") in future years at the current rate of approximately 21.34%, including surcharges, as its tax liability under the general tax provisions may be lower compared to the MAT liability.

If these tax incentives in Argentina, Uruguay and India are changed, terminated, not extended or made unavailable, or comparable new tax incentives are not introduced, we expect that our effective income tax rate and/or our operating expenses would increase significantly, which could materially adversely affect our financial condition and results of operations. See "Operating and Financial Review and Prospects — Operating Results — Certain Income Statement Line Items — Income Tax Expense".

If any of our largest clients terminates, decreases the scope of, or fails to renew its business relationship or short-term contract with us, our revenues, business and results of operations may be adversely affected.

We generate a significant portion of our revenues from our ten largest clients. During the six months ended June 30, 2018 and the six months ended June 30, 2017, our largest customers based on revenues, Walt Disney Parks and Resorts Online, accounted for 11.1% and 9.9% of our revenues, respectively. During the six months ended June 30, 2018 and June 30, 2017, our ten largest clients accounted for 44.5% and 43.4% of our revenues, respectively.

Our ability to maintain close relationships with these and other major clients is essential to the growth and profitability of our business. However, most of our client contracts are limited to short-term, discrete projects without any commitment to a specific volume of business or future work, and the volume of work performed for a specific client is likely to vary from year to year, especially since we are generally not our clients' exclusive technology services provider. A major client in one year may not provide the same level of revenues for us in any subsequent year. The technology services we provide to our clients, and the revenues and income from those services, may decline or vary as the type and quantity of technology services we provide changes over time. In addition, our reliance on any individual client for a significant portion of our revenues may give that client a certain degree of pricing leverage against us when negotiating contracts and terms of service.

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In addition, a number of factors, including the following, other than our performance could cause the loss of or reduction in business or revenues from a client and these factors are not predictable:

•	our need to devote time and resources to training, professional development and other activities that cannot be billed to our clients.
•	the business or financial condition of that client or the economy generally;
•	a change in strategic priorities by that client, resulting in a reduced level of spending on technology services;
•	a demand for price reductions by that client; and
•	a decision by that client to move work in-house or to one or several of our competitors.

The loss or diminution in business from any of our major clients could have a material adverse effect on our revenues and results of operations.

Our revenues, margins, results of operations and financial condition may be materially adversely affected if general economic conditions in the United States, Latin America, Europe or the global economy worsen.

We derive a significant portion of our revenues from clients located in the United States and, to a lesser extent, Latin America and Europe. The technology services industry is particularly sensitive to the economic environment, and tends to decline during general economic downturns. If the U.S., Latin American or European economies weaken or slow, pricing for our services may be depressed and our clients may reduce or postpone their technology spending significantly, which may, in turn, lower the demand for our services and negatively affect our revenues and profitability.

The current U.S. administration has called for changes to domestic and foreign policy, including but not limited to changes to existing trade agreements, import and export regulations, immigration, tariffs and customs duties, tax regulations, environmental regulations and other areas that become subject to significant changes. We cannot predict the impact, if any, the policies adopted by the current U.S. administration will have on our business. Such policies, should they occur, could result in general business interruptions, delays from difficulties in obtaining import and/or export licenses for certain technology, tariffs and other barriers and restrictions, longer payment cycles, increased taxes, restrictions on the repatriation of funds and the burdens of complying with a variety of foreign laws, any of which could ultimately have a material adverse effect on our business.

The economic situation in Europe is still recovering and economic performance remains uncertain. There is still some concern that certain European countries may default in payments due on their national debt obligations and from related European financial restructuring efforts. If such defaults were to occur, or if European financial restructuring efforts create their own instability, the global credit markets may become less stable. Continued financial instability in Europe could adversely affect our European operations and, in turn, could have a material adverse effect on us. In addition, if the U.K.'s referendum to exit from the E.U., known as Brexit, is implemented, its effects on us will depend on the resulting agreements regarding trade and travel made between the United Kingdom and European Union.

If we are unable to successfully anticipate changing economic and political conditions affecting the markets in which we operate, we may be unable to effectively plan for or respond to those changes, and our results of operations could be adversely affected.

We face intense competition from technology and IT services providers, and an increase in competition, our inability to compete successfully, pricing pressures or loss of market share could materially adversely affect our revenues, results of operations and financial condition.

The market for technology and IT services is intensely competitive, highly fragmented and subject to rapid change and evolving industry standards and we expect competition to intensify. We believe that the principal competitive factors that we face are the ability to innovate; technical expertise and industry knowledge; end-to-end solution offerings; reputation and track record for high-quality and on-time delivery of work; effective employee recruiting; training and retention; responsiveness to clients' business needs; scale; financial stability; and price.

We face competition primarily from large global consulting and outsourcing firms, digital agencies and design firms, traditional technology outsourcing providers, and the in-house product development departments of our clients and potential clients. Many of our competitors have substantially greater financial, technical and marketing resources and greater name recognition than we do. As a result, they may be able to compete more aggressively on pricing or devote greater resources to the development and promotion of technology and IT services. Companies based in some emerging markets also present significant price competition due to their competitive cost structures and tax advantages.

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In addition, there are relatively few barriers to entry into our markets and we have faced, and expect to continue to face, competition from new technology services providers. Further, there is a risk that our clients may elect to increase their internal resources to satisfy their services needs as opposed to relying on a third-party vendor, such as our company. The technology services industry is also undergoing consolidation, which may result in increased competition in our target markets in the United States and Europe from larger firms that may have substantially greater financial, marketing or technical resources, may be able to respond more quickly to new technologies or processes and changes in client demands, and may be able to devote greater resources to the development, promotion and sale of their services than we can. Increased competition could also result in price reductions, reduced operating margins and loss of our market share. We cannot assure you that we will be able to compete successfully with existing or new competitors or that competitive pressures will not materially adversely affect our business, results of operations and financial condition.

Our business depends on a strong brand and corporate reputation, and if we are not able to maintain and enhance our brand, our ability to expand our client base will be impaired and our business and operating results will be adversely affected.

Since many of our specific client engagements involve highly tailored solutions, our corporate reputation is a significant factor in our clients' and prospective clients' determination of whether to engage us. We believe the Globant brand name and our reputation are important corporate assets that help distinguish our services from those of our competitors and also contribute to our efforts to recruit and retain talented IT professionals. However, our corporate reputation is susceptible to damage by actions or statements made by current or former employees or clients, competitors, vendors, adversaries in legal proceedings and government regulators, as well as members of the investment community and the media. There is a risk that negative information about our company, even if based on false rumor or misunderstanding, could adversely affect our business. In particular, damage to our reputation could be difficult and time-consuming to repair, could make potential or existing clients reluctant to select us for new engagements, resulting in a loss of business, and could adversely affect our recruitment and retention efforts. Damage to our reputation could also reduce the value and effectiveness of our Globant brand name and could reduce investor confidence in us and result in a decline in the price of our common shares.

We are seeking to expand our presence in the United States, which entails significant expenses and deployment of employees on-site with our clients. If we are unable to manage our operational expansion into the United States, it may adversely affect our business, results of operations and prospects.

A key element of our strategy is to expand our delivery footprint, including by increasing the number of employees that are deployed onsite at our clients or near client locations. In particular, we intend to focus our recruitment efforts on the United States. Client demands, the availability of high-quality technical and operational personnel at attractive compensation rates, regulatory environments and other pertinent factors may vary significantly by region and our experience in the markets in which we currently operate may not be applicable to other regions. As a result, we may not be able to leverage our experience to expand our delivery footprint effectively into our target markets in the United States. If we are unable to manage our expansion efforts effectively, if our expansion plans take longer to implement than expected or if our costs for these efforts exceed our expectations, our business, results of operations and prospects could be materially adversely affected.

If a significant number of our Globers were to join unions, our labor costs and our business could be negatively affected.

As of June 30, 2018, we had 51 Globers, 47 working at our delivery center located in Rosario, Argentina, who are covered by a collective bargaining agreement with the Federación Argentina de Empleados de Comercio y Servicios ("FAECYS"), which is renewed on an annual basis. In addition, our primary Argentine subsidiary is defending a lawsuit filed by FAECYS in which FAECYS is demanding the application of its collective labor agreement to unspecified categories of employees of that subsidiary. According to FAECYS's claim, our principal Argentine subsidiary would have been required to withhold and transfer to FAECYS an amount equal to 0.5% of the gross monthly salaries of that subsidiary's payroll from October 2006 to October 2011. On April 16, 2018, the lower court dismissed the complaint filed by FAECYS, which decision was subsequently appealed by FAECYS. We are currently awaiting the decision of the second instance court. FAECYS' claim may be increased to cover withholdings from October 2006 through the date of a future judgment. Several Argentine technology companies are facing similar lawsuits filed by FAECYS which have been decided in favor of both the companies and FAECYS. Under Argentine law, judicial decisions only apply to the particular case at hand. There is no stare decisis and courts' decisions are not binding on lower courts even in the same jurisdiction although they may be used as guidelines on other similar cases. See "Interim Management Report — Legal Proceedings" and the notes to our condensed interim consolidated financial statements. If a significant additional number of our Globers were to join unions, our labor costs and our business could be negatively affected.

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Our revenues are dependent on a limited number of industries, and any decrease in demand for technology services in these industries could reduce our revenues and adversely affect our results of operations.

A substantial portion of our clients are concentrated in the following industries: media and entertainment; travel and hospitality; banks, financial services and insurance; and, technology and telecommunications which industries, in the aggregate, constituted 77.5% and 78.0% of our total revenues for the six months ended June 30, 2018 and June 30, 2017, respectively. Our business growth largely depends on continued demand for our services from clients in these industries and other industries that we may target in the future, as well as on trends in these industries to purchase technology services or to move such services in-house.

A downturn in any of these or our targeted industries, a slowdown or reversal of the trend to spend on technology services in any of these industries could result in a decrease in the demand for our services and materially adversely affect our revenues, financial condition and results of operations. For example, a worsening of economic conditions in the media and entertainment industry and significant consolidation in that industry may reduce the demand for our services and negatively affect our revenues and profitability.

Other developments in the industries in which we operate may also lead to a decline in the demand for our services in these industries, and we may not be able to successfully anticipate and prepare for any such changes. For example, consolidation in any of these industries or acquisitions, particularly involving our clients, may adversely affect our business. Our clients may experience rapid changes in their prospects, substantial price competition and pressure on their profitability. This, in turn, may result in increasing pressure on us from clients in these key industries to lower our prices, which could adversely affect our revenues, results of operations and financial condition.

We have a relatively short operating history and operate in a rapidly evolving industry, which makes it difficult to evaluate our future prospects, may increase the risk that we will not continue to be successful and, accordingly, increases the risk of your investment.

Our company was founded in 2003 and, therefore, has a relatively short operating history. In addition, the technology services industry itself is continuously evolving. Competition, fueled by rapidly changing consumer demands and constant technological developments, renders the technology services industry one in which success and performance metrics are difficult to predict and measure. Because services and technologies are rapidly evolving and each company within the industry can vary greatly in terms of the services it provides, its business model, and its results of operations, it can be difficult to predict how any company's services, including ours, will be received in the market. While enterprises have been willing to devote significant resources to incorporate emerging technologies and related market trends into their business models, enterprises may not continue to spend any significant portion of their budgets on our services in the future. Neither our past financial performance nor the past financial performance of any other company in the technology services industry is indicative of how our company will fare financially in the future. Our future profits may vary substantially from those of other companies, and those we have achieved in the past, making investment in our company risky and speculative. If our clients' demand for our services declines, as a result of economic conditions, market factors or shifts in the technology industry, our business would suffer and our results of operations and financial condition would be adversely affected.

We are investing substantial cash in new facilities and physical infrastructure, and our profitability and cash flows could be reduced if our business does not grow proportionately.

We have made and continue to make significant contractual commitments related to capital expenditures on construction or expansion of our delivery centers. We may encounter cost overruns or project delays in connection with opening new, or expanding existing, facilities. These expansions will likely increase our fixed costs and if we are unable to grow our business and revenues proportionately, our profitability and cash flows may be negatively affected.

If we cause disruptions in our clients' businesses or provide inadequate service, our clients may have claims for substantial damages against us, which could cause us to lose clients, have a negative effect on our corporate reputation and adversely affect our results of operations.

If our Globers make errors in the course of delivering services to our clients or fail to consistently meet service requirements of a client, these errors or failures could disrupt the client's business, which could result in a reduction in our revenues or a claim for substantial damages against us. In addition, a failure or inability to meet a contractual requirement could seriously damage our corporate reputation and limit our ability to attract new business.

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The services we provide are often critical to our clients' businesses. Certain of our client contracts require us to comply with security obligations including maintaining network security and backup data, ensuring our network is virus-free, maintaining business continuity planning procedures, and verifying the integrity of employees that work with our clients by conducting background checks. Any failure in a client's system or breach of security relating to the services we provide to the client could damage our reputation or result in a claim for substantial damages against us. Any significant failure of our equipment or systems, or any major disruption to basic infrastructure like power and telecommunications in the locations in which we operate, could impede our ability to provide services to our clients, have a negative impact on our reputation, cause us to lose clients, and adversely affect our results of operations.

Under our client contracts, our liability for breach of our obligations is in some cases limited pursuant to the terms of the contract. Such limitations may be unenforceable or otherwise may not protect us from liability for damages. In addition, certain liabilities, such as claims of third parties for which we may be required to indemnify our clients, are generally not limited under our contracts. The successful assertion of one or more large claims against us in amounts greater than those covered by our current insurance policies could materially adversely affect our business, financial condition and results of operations. Even if such assertions against us are unsuccessful, we may incur reputational harm and substantial legal fees.

We may face losses or reputational damage if our software solutions turn out to contain undetected software defects.

A significant amount of our business involves developing software solutions for our clients as part of our provision of technology services. We are required to make certain representations and warranties to our clients regarding the quality and functionality of our software. Any undetected software defects could result in liability to our clients under certain contracts as well as losses resulting from any litigation initiated by clients due to any losses sustained as a result of the defects. Any such liability or losses could have an adverse effect on our financial condition as well as on our reputation with our clients and in the technology services market in general.

Our client relationships, revenues, results of operations and financial condition may be adversely affected if we experience disruptions in our Internet infrastructure, telecommunications or IT systems.

Disruptions in telecommunications, system failures, Internet infrastructure or computer virus attacks could damage our reputation and harm our ability to deliver services to our clients, which could result in client dissatisfaction and a loss of business and related reduction of our revenues. We may not be able to consistently maintain active voice and data communications between our various global operations and with our clients due to disruptions in telecommunication networks and power supply, system failures or computer virus attacks. Any significant failure in our ability to communicate could result in a disruption in business, which could hinder our performance and our ability to complete projects on time. Such failure to perform on client contracts could have a material adverse effect on our business, results of operations and financial condition.

If our computer system is or becomes vulnerable to security breaches, or if any of our employees misappropriates data, we may face reputational damage, lose clients and revenues, or incur losses.

We often have access to or are required to collect and store confidential client and customer data. Many of our client contracts do not limit our potential liability for breaches of confidentiality. If any person, including any of our Globers or former Globers, penetrates our network security or misappropriates data or code that belongs to us, our clients, or our clients' customers, we could be subject to significant liability from our clients or from our clients' customers for breaching contractual confidentiality provisions or privacy laws.

Unauthorized disclosure of sensitive or confidential client and customer data, whether through breach of our computer systems, systems failure, loss or theft of confidential information or intellectual property belonging to our clients or our clients' customers, or otherwise, could damage our reputation, cause us to lose clients and revenues, and result in financial and other potential losses by us, as well as require us to expend significant resources to protect against further breaches and to rectify problems caused by these events. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability under applicable laws, and regulatory penalties and could adversely affect our business, revenues and competitive position.

Our business, results of operations and financial condition may be adversely affected by the various conflicting and/or onerous legal and regulatory requirements imposed on us by the countries where we operate.

Since we provide services to clients throughout the world, we are subject to numerous, and sometimes conflicting, legal requirements on matters as diverse as import/export controls, content requirements, trade restrictions, tariffs, taxation, sanctions, government affairs, anti-bribery, whistle blowing, internal and disclosure control obligations, data protection and privacy and labor relations. Our failure to comply with these regulations in the conduct of our business could result in fines, penalties, criminal sanctions against us or our officers, disgorgement of profits, prohibitions on doing business and adverse impact on our reputation. Our failure to comply with these regulations in connection with the performance of our obligations to our clients could also result in liability for monetary damages, fines and/or criminal prosecution, unfavorable publicity, restrictions on our ability to process information and allegations by our clients that we have not performed our contractual obligations. Due to the varying degree of development of the legal systems of the countries in which we operate, local laws might be insufficient to defend us and preserve our rights.

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Due to our operating in a number of countries in Latin America, the United States, Europe and India, we are also subject to risks relating to compliance with a variety of national and local laws including multiple tax regimes, labor laws, employee health safety and wages and benefits laws. We may, from time to time, be subject to litigation or administrative actions resulting from claims against us by current or former Globers individually or as part of class actions, including claims of wrongful terminations, discrimination, misclassification or other violations of labor law or other alleged conduct. We may also, from time to time, be subject to litigation resulting from claims against us by third parties, including claims of breach of noncompete and confidentiality provisions of our employees' former employment agreements with such third parties. Our failure to comply with applicable regulatory requirements could have a material adverse effect on our business, results of operations and financial condition.

We may not be able to prevent unauthorized use of our intellectual property and our intellectual property rights may not be adequate to protect our business, competitive position, results of operations and financial condition.

Our success depends in part on certain methodologies, practices, tools and technical expertise our company utilizes in designing, developing, implementing and maintaining applications and other proprietary intellectual capital. In order to protect our rights in this intellectual capital, we rely upon a combination of nondisclosure and other contractual arrangements as well as trade secret, patent, copyright and trademark laws. We also generally enter into confidentiality agreements with our employees, consultants, clients and potential clients and limit access to and distribution of our proprietary information.

We hold several trademarks and intend to submit additional U.S. federal and foreign trademark applications for developments relating to additional service offerings in the future. We cannot assure you that we will be successful in maintaining existing or obtaining future intellectual property rights or registrations. There can be no assurance that the laws, rules, regulations and treaties in the countries in which we operate in effect now or in the future or the contractual and other protective measures we take are adequate to protect us from misappropriation or unauthorized use of our intellectual capital or that such laws, rules, regulations and treaties will not change.

We cannot assure you that we will be able to detect unauthorized use of our intellectual property and take appropriate steps to enforce our rights or that any such steps will be successful. We cannot assure you that we have taken all necessary steps to enforce our intellectual property rights in every jurisdiction in which we operate and we cannot assure you that the intellectual property laws of any jurisdiction in which we operate are adequate to protect our interest or that any favorable judgment obtained by us with respect thereto will be enforced in the courts. Misappropriation by third parties of, or other failure to protect, our intellectual property, including the costs of enforcing our intellectual property rights, could have a material adverse effect on our business, competitive position, results of operations and financial condition.

If we incur any liability for a violation of the intellectual property rights of others, our reputation, business, financial condition and prospects may be adversely affected.

Our success largely depends on our ability to use and develop our technology, tools, code, methodologies and services without infringing the intellectual property rights of third parties, including patents, copyrights, trade secrets and trademarks. We may be subject to litigation involving claims of patent infringement or violation of other intellectual property rights of third parties. We typically indemnify clients who purchase our services and solutions against potential infringement of intellectual property rights, which subjects us to the risk of indemnification claims. These claims may require us to initiate or defend protracted and costly litigation on behalf of our clients, regardless of the merits of these claims and are often not subject to liability limits or exclusion of consequential, indirect or punitive damages. If any of these claims succeed, we may be forced to pay damages on behalf of our clients, redesign or cease offering our allegedly infringing services or solutions, or obtain licenses for the intellectual property such services or solutions allegedly infringe. If we cannot obtain all necessary licenses on commercially reasonable terms, our clients may stop using our services or solutions.

Further, our current and former Globers could challenge our exclusive rights to the software they have developed in the course of their employment. In certain countries in which we operate, an employer is deemed to own the copyright work created by its employees during the course, and within the scope, of their employment, but the employer may be required to satisfy additional legal requirements in order to make further use and dispose of such works. While we believe that we have complied with all such requirements, and have fulfilled all requirements necessary to acquire all rights in software developed by our independent contractors, these requirements are often ambiguously defined and enforced. As a result, we cannot assure you that we would be successful in defending against any claim by our current or former Globers or independent contractors challenging our exclusive rights over the use and transfer of works those Globers or independent contractors created or requesting additional compensation for such works.

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We are subject to additional risks as a result of our recent and possible future acquisitions and the hiring of new employees who may misappropriate intellectual property from their former employers. The developers of the technology that we have acquired or may acquire may not have appropriately created, maintained or enforced intellectual property rights in such technology. Indemnification and other rights under acquisition documents may be limited in term and scope and may therefore provide little or no protection from these risks. Parties making infringement claims may be able to obtain an injunction to prevent us from delivering our services or using technology involving the allegedly infringing intellectual property. Intellectual property litigation is expensive and time-consuming and could divert management's attention from our business. A successful infringement claim against us, whether with or without merit, could, among others things, require us to pay substantial damages, develop substitute non-infringing technology, or rebrand our name or enter into royalty or license agreements that may not be available on acceptable terms, if at all, and would require us to cease making, licensing or using products that have infringed a third party's intellectual property rights. Protracted litigation could also result in existing or potential clients deferring or limiting their purchase or use of our software product development services or solutions until resolution of such litigation, or could require us to indemnify our clients against infringement claims in certain instances. Any intellectual property claim or litigation, whether we ultimately win or lose, could damage our reputation and materially adversely affect our business, financial condition and results of operations.

We may not be able to recognize revenues in the period in which our services are performed and the costs of those services are incurred, which may cause our margins to fluctuate.

We perform our services primarily under time-and-materials contracts and, to a lesser extent, fixed-price contracts. All revenues are recognized pursuant to applicable accounting standards.

Unlike our time-and-materials contracts, for which revenue is recognized as services are provided, our fixed-priced contracts require the use of certain accounting estimates. We utilize the input and output methods, depending on the nature of the project and the agreement with customer, to account for these contracts. Under the input method, as labor costs represent the primary cost component under such contracts, we estimate each of our fixed-price contract's total labor cost to date as a proportion of its total expected labor cost. Under the output method, we recognize revenue on the basis of direct measurements of the value of the services transferred to date relative to the remaining services promised under the contract. We monitor these factors and continuously revise and refine our estimates during the term of our fixed-price contracts.

Uncertainty about the project completion or receipt of payment for our services or our failure to meet all the acceptance criteria, or otherwise meet a client's expectations, may result in us having to record the cost related to the performance of services in the period that services were rendered, but delay the timing of revenue recognition to a future period in which all acceptance criteria have been met, which may cause our margins to fluctuate.

Our cash flows and results of operations may be adversely affected if we are unable to collect on billed and unbilled receivables from clients.

Our business depends on our ability to successfully obtain payment from our clients of the amounts they owe us for work performed. We evaluate the financial condition of our clients and usually bill and collect on relatively short cycles. We maintain provisions against receivables. Actual losses on client balances could differ from those that we currently anticipate and, as a result, we may need to adjust our provisions. We cannot assure you that we will accurately assess the creditworthiness of our clients. Macroeconomic conditions, such as a potential credit crisis in the global financial system, could also result in financial difficulties for our clients, including limited access to the credit markets, insolvency or bankruptcy. Such conditions could cause clients to delay payment, request modifications of their payment terms, or default on their payment obligations to us, all of which could increase our receivables balance. Timely collection of fees for client services also depends on our ability to complete our contractual commitments and subsequently bill for and collect our contractual service fees. If we are unable to meet our contractual obligations, we might experience delays in the collection of or be unable to collect our client balances, which could adversely affect our results of operations and cash flows. In addition, if we experience an increase in the time required to bill and collect for our services, our cash flows could be adversely affected, which could affect our ability to make necessary investments and, therefore, our results of operations.

If we are faced with immigration or work permit restrictions in any country where we currently have personnel onsite at a client location or would like to expand our delivery footprint, then our business, results of operations and financial condition may be adversely affected.

A key part of Globant's strategy is to expand our delivery footprint, including by increasing the number of employees that are deployed onsite at our clients or near client locations. Therefore, we must comply with the immigration, work permit and visa laws and regulations of the countries in which we operate or plan to operate. Our future inability to obtain or renew sufficient work permits and/or visas due to the impact of these regulations, including any changes to immigration, work permit and visa regulations in jurisdictions such as the United States and Europe, could have a material adverse effect on our business, results of operations and financial condition. See "Financial Information — Consolidated Statements and Other Financial Information — Legal Proceedings".

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If we are unable to maintain favorable pricing terms with current or new suppliers, our results of operations would be adversely affected.

We rely to a limited extent on suppliers of goods and services. In some cases, we have contracts with such parties guaranteeing us favorable pricing terms. We cannot guarantee our ability to maintain such pricing terms beyond the date that pricing terms are fixed pursuant to a written agreement. Furthermore, should economic circumstances change, such that suppliers find it beneficial to change or attempt to renegotiate such pricing terms in their favor, we cannot assure you that we would be able to withstand an increase or achieve a favorable outcome in any such negotiation. Any change in our pricing terms would increase our costs and expenses, which would have an adverse effect on our results of operations.

If our current insurance coverage is or becomes insufficient to protect against losses incurred, our business, results of operations and financial condition may be adversely affected.

We provide technology services that are integral to our clients' businesses. If we were to default in the provision of any contractually agreed-upon services, our clients could suffer significant damages and make claims upon us for those damages. Although we believe that we have adequate processes in place to protect against defaults in the provisions of services, errors and omissions may occur. We currently carry errors and omissions liability coverage for all of the services we provide. To the extent client damages are deemed recoverable against us in amounts substantially in excess of our insurance coverage, or if our claims for insurance coverage are denied by our insurance carriers for any reason including, but not limited to our failure to provide insurance carrier-required documentation or our failure to follow insurance carrier-required claim settlement procedures, there could be a material adverse effect on our business, results of operations and financial condition.

Strategic acquisitions to complement and expand our business have been and will likely remain an important part of our competitive strategy. If we fail to acquire companies whose prospects, when combined with our company, would increase our value, or if we acquire and fail to efficiently integrate such other companies, then our business, results of operations, and financial condition may be adversely affected.

We have expanded, and may continue to expand, our operations through strategically targeted acquisitions focused on deepening our relationships with key clients, extending our technological capacities including services over platforms, broadening our service offering and expanding the geographic footprint of our delivery centers, including beyond Latin America. We completed two acquisitions in 2008, one in 2011, two in 2012, one in 2013, one in 2014, two in 2015, three in 2016 and two in 2017. Financing of any future acquisition could require the incurrence of indebtedness, the issuance of equity or a combination of both. There can be no assurance that we will be able to identify, acquire or profitably manage additional businesses or successfully integrate any acquired businesses without substantial expense, delays or other operational or financial risks and problems. Furthermore, acquisitions may involve a number of special risks, including diversion of management's attention, failure to retain key acquired personnel, unanticipated events or legal liabilities and amortization of acquired intangible assets. In addition, any client satisfaction or performance problems within an acquired business could have a material adverse impact on our company's corporate reputation and brand. We cannot assure you that any acquired businesses would achieve anticipated revenues and earnings. Any failure to manage our acquisition strategy successfully could have a material adverse effect on our business, results of operations and financial condition.

We have incurred significant share-based compensation expense in the past, and may in the future continue to incur share-based compensation expense, which could adversely impact our profits or the trading price of our common shares.

On July 3, 2014, our board of directors and shareholders approved and adopted the 2014 Equity Incentive Plan, which was amended by our board of directors on May 9, 2016 to increase the number of common shares that may be issued as stock awards from 1,666,667 to up to 3,666,667.

From the adoption of the plan until the date of this half year financial report we have granted to members of our senior management and certain other employees 30,000 stock awards, options to purchase 2,294,434 common shares and 778,666 restricted stock units, net of any cancelled and/or forfeited awards. Most of the options and restricted stock units were granted with a vesting period of four years, 25% of each grant becoming exercisable on each anniversary of the grant date. The remaining options and restricted stock units were granted with a vesting period agreed with those employees. Share-based compensation expense for awards of equity instruments is determined based on the fair value of the awards at the grant date. Each of our employee share options is exercisable for one of our common shares, and each of our restricted stock units will be settled, automatically upon its vesting, with one of our common shares. No amounts are paid or payable by the recipient on receipt of an option or restricted stock unit. Neither the options nor the restricted stock units carry rights to dividends or voting rights. Options may be exercised at any time from the date of vesting to the date of their expiration (ten years after the grant date).

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For the six months ended June 30, 2018 and June 30, 2017, we recorded $6.2 and $6.8, respectively, of share-based compensation expense related to the grant of options and restricted stock units.

The expenses associated with share-based compensation may reduce the attractiveness of issuing equity awards under our equity incentive plan. However, if we do not grant equity awards, or if we reduce the number of equity awards we grant, we may not be able to attract and retain key personnel. If we grant more equity awards to attract and retain key personnel, the expenses associated with such additional equity awards could materially adversely affect our results of operations and the trading price of our common shares.

Our ability to expand our business and procure new contracts or enter into beneficial business arrangements could be affected to the extent we enter into agreements with clients containing noncompetition clauses.

Some of our services agreements restrict our ability to perform similar services for certain of our clients' competitors under specific circumstances. We may in the future enter into additional agreements with clients that restrict our ability to accept assignments from, or render similar services to, those clients' customers, require us to obtain our clients' prior written consent to provide services to their customers or restrict our ability to compete with our clients, or bid for or accept any assignment for which those clients are bidding or negotiating. These restrictions may hamper our ability to compete for and provide services to other clients in a specific industry in which we have expertise and could materially adversely affect our business, financial condition and results of operations.

The terms of our credit facility place restrictions on our operating and financial flexibility.

On August 3, 2017, Globant LLC, our U.S. subsidiary, entered into a secured revolving credit facility with HSBC Bank USA, N.A. and Citibank N.A., with HSBC Bank USA, N.A. acting as administrative agent. Under this credit facility, Globant LLC may borrow up to $40.0 million in advances accruing interest at LIBOR plus 1.75%. This credit facility is guaranteed by Globant S.A. and Globant España S.A. and is secured by Globant LLC's now owned and after-acquired assets. This facility matures on August 2, 2022 and includes the following covenants: delivery of certain financial information; reports on any legal actions, complying with tax payments; maintain an asset coverage ratio of no less than 1.10; limiting Globant LLC's capital expenditures to 5% of our consolidated annual revenue per year; restricted payments not exceeding $10.0 million per year; Globant LLC's annual revenue remaining at no less than 60% of our consolidated annual revenue and Globant LLC's net intercompany payable outstanding with Argentine affiliates not exceeding five months of billings from Argentina. Compliance with these covenants may limit our flexibility in operating our business and our ability to take actions that might be advantageous to us and our shareholders.

As of June 30, 2018, $6.0 million in principal was outstanding this credit facility.

Risks Related to Operating in Latin America and Argentina

 Our largest operating subsidiary is based in Argentina and we have subsidiaries in Chile, Colombia, Uruguay, Peru, Mexico and Brazil. There are significant risks to operating in those countries that should be carefully considered before making an investment decision.

Latin America

Latin America has experienced adverse economic conditions that may impact our business, financial condition and results of operations.

Our business is dependent to a certain extent upon the economic conditions prevalent in Argentina as well as the other Latin American countries in which we operate. Latin American countries have historically experienced uneven periods of economic growth, as well as recession, periods of high inflation and economic instability. As a consequence of adverse economic conditions in global markets and diminishing commodity prices, the economic growth rates of the economies of many Latin American countries have slowed and some have entered mild recessions. Adverse economic conditions in any of these countries could have a material adverse effect on our business, financial condition and results of operations.

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Latin American governments have exercised and continue to exercise significant influence over the economies of the countries where we operate, which could adversely affect our business, financial condition, results of operations and prospects.

Historically, governments in Latin America have frequently intervened in the economies of their respective countries and have occasionally made significant changes in policy and regulations. Governmental actions to control inflation and other policies and regulations have often involved, among others, price controls, currency devaluations, capital controls and tariffs. Our business, financial condition, results of operations and prospects may be adversely affected by:

•	changes in government policies or regulations, including such factors as exchange rates and exchange control policies;
•	inflation rates;
•	interest rates;
•	tariff and inflation control policies;
•	price control policies;
•	liquidity of domestic capital and lending markets;
•	electricity rationing;
•	tax policies, royalty and tax increases and retroactive tax claims; and
•	other political, diplomatic, social and economic developments in or affecting the countries where we operate.

Inflation, and government measures to curb inflation in Latin America, may adversely affect the economies in the countries where we operate in Latin America, our business and results of operations.

Some of the countries in which we operate in Latin America have experienced, or are currently experiencing, high rates of inflation. Although inflation rates in some of these countries have been relatively low in the recent past (other than in Argentina, were our largest operating subsidiary is based) See "- Our results of operations may be adversely affected by high and possibly increasing inflation in Argentina.", we cannot assure you that this trend will continue. The measures taken by the governments of these countries to control inflation have often included maintaining a tight monetary policy with high interest rates, thereby restricting the availability of credit and retarding economic growth. Inflation, measures to combat inflation and public speculation about possible additional actions have also contributed significantly to economic uncertainty in many of these countries and to heightened volatility in their securities markets. Periods of higher inflation may also slow the growth rate of local economies. Inflation is also likely to increase some of our costs and expenses, which we may not be able to fully pass on to our clients, which could adversely affect our operating margins and operating income.

We face the risk of political and economic crises, instability, terrorism, civil strife, expropriation and other risks of doing business in Latin America, which could adversely affect our business, financial condition and results of operations.

We conduct our operations primarily in Latin America. Economic and political developments in Latin America, including future economic changes or crises (such as inflation, currency devaluation or recession), government deadlock, political instability, terrorism, civil strife, changes in laws and regulations, restrictions on the repatriation of dividends or profits, expropriation or nationalization of property, restrictions on currency convertibility, volatility of the foreign exchange market and exchange controls could impact our operations or the market value of our common shares and have a material adverse effect on our business, financial condition and results of operations.

Argentina

Our business, results of operations and financial condition may be adversely affected by fluctuations in currency exchange rates (most notably between the U.S. dollar and the Argentine peso).

We conduct a substantial portion of our operations outside the United States, and our businesses may be impacted by significant fluctuations in foreign currency exchange rates. Our consolidated financial statements and those of most of our subsidiaries are presented in U.S. dollars, whereas some of our subsidiaries' operations are performed in local currencies. Therefore, the resulting exchange differences arising from the translation to our presentation currency are recognized in the finance gain or expense item or as a separate component of equity depending on the functional currency for each subsidiary. Fluctuations in exchange rates relative to the U.S. dollar could impair the comparability of our results from period to period and could have a material adverse effect on our results of operations and financial condition.

In addition, our results of operations and financial condition are particularly sensitive to changes in the Argentine peso/U.S. dollar exchange rate because a significant part of our operations are conducted in Argentina where our costs are incurred, for the most-part, in Argentine pesos, while the substantial portion of our revenues generated outside of Argentina are in U.S. dollars. Consequently, appreciation of the U.S. dollar relative to the Argentine peso, to the extent not offset by inflation in Argentina, could result in favorable variations in our operating margins and, conversely, depreciation of the U.S. dollar relative to the Argentine peso could impact our operating margins negatively.

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In recent years, the Argentine peso has suffered significant devaluations against the U.S. dollar and has continued to devaluate against the U.S. dollar. As a result of this economic instability, Argentina's foreign debt rating has been downgraded on multiple occasions based upon concerns regarding economic conditions and rising fears of increased inflationary pressures. This uncertainty may also adversely impact Argentina's ability to attract capital.

The increasing level of inflation in Argentina has generated pressure for further depreciation of the Argentine peso. After several years of relatively moderate variations in the nominal exchange, the Argentine peso depreciated against the U.S. dollar by 32.5% in 2013, 31.2% in 2014, 52.1% in 2015, 21.9% in 2016 and 18.4% in 2017, based on the official exchange rates published by the Argentine Central Bank. Due to several factors, including but not limited to the raising of the interest rate by the US Federal Reserve, the inability of the Argentine government to perform structural changes and reduce the fiscal deficit, the Argentine government’s increasing need for international financing, the increase of the Argentine government’s inflation goals for 2018, a historical drought that affected the crops production (main export of Argentina), and the Turkish crisis, during the first semester of 2018 the Argentine Peso suffered a new sharp depreciation of 53.8%. This sharp depreciation has fostered again inflation and created a strong volatility in the U.S. dollar exchange rate that gave raise to doubts on further depreciations of the Argentine peso and the control of the inflation levels, that could led to a new financial crisis.

The significant restrictions on the purchase of foreign currency beginning in late 2011 gave rise to the development of an implied rate of exchange, as reflected in the quotations of Argentine securities that trade in foreign markets, compared to the corresponding quotations in the local markets in Argentine pesos. Almost all foreign exchange restrictions have been lifted since December 2015 and, as a result, the gap between the official rate and the implied rate derived from securities transactions has substantially decreased compared to the previous years. However, the implied rate of exchange may increase or decrease in the future. We cannot predict future fluctuations in the Argentine peso/U.S. dollar exchange rate. Because a significant part of our operations are located in Argentina, large variations in the comparative value of the Argentine peso and the U.S. dollar may adversely affect our business.

Despite the positive effects of the depreciation of the Argentine peso on the competitiveness of certain sectors of the Argentine economy, including our business, it has also had a negative impact on the financial condition of many Argentine businesses and individuals. The devaluation of the Argentine peso has had a negative impact on the ability of certain Argentine businesses to honor their foreign currency-denominated debt, and has also led to very high inflation initially and significantly reduced real wages. The devaluation has also negatively impacted businesses whose success is dependent on domestic market demand, and adversely affected the Argentine government's ability to honor its foreign debt obligations. If the Argentine peso is significantly devalued, the Argentine economy and our business could be adversely affected.

A significant appreciation of the Argentine peso against the U.S. dollar could also adversely affect the Argentine economy as well as our business. Our results of operations are sensitive to changes in the Argentine peso/U.S. dollar exchange rate because a significant portion of our operations are conducted in Argentina where our costs are incurred, for the most-part, in Argentine pesos. In the short term, a significant appreciation of the Argentine peso against the U.S. dollar would adversely affect exports and the desire of foreign companies to purchase services from Argentina. Our business is dependent to a certain extent on maintaining our labor and other costs competitive with those of companies located in other regions around the world from which technology and IT services may be purchased by clients in the United States and Europe. We periodically evaluate the need for hedging strategies with our board of directors, including the use of such instruments to mitigate the effect of foreign exchange rate fluctuations. During the six months ended June 30, 2018 and the year ended December 31, 2017, our Argentine operating subsidiaries, Sistemas Globales S.A. and IAFH Global S.A., entered into foreign exchange forward contracts to reduce their risk of exposure to fluctuations in foreign currency. We may in the future, as circumstances warrant, decide to enter into derivative transactions to hedge our exposure to the Argentine peso/U.S. dollar exchange rate. If we do not hedge such exposure or we do not do so effectively, an appreciation of the Argentine peso against the U.S. dollar may raise our costs, which would increase the prices of our services to our customers, which, in turn, could adversely affect our business, financial condition and results of operations.

Government intervention in the Argentine economy could adversely affect the economy and our results of operations or financial condition.

During recent years, the Argentine government has increased its level of intervention in the Argentine economy, including through the implementation of expropriation policies or nationalizations.

For example, in April 2012, the Argentine government provided for the nationalization of YPF S.A., the main Argentine oil company. In February 2014, the Argentine government and Repsol, from whom YPF was expropriated, announced that they had reached an agreement on the terms of the compensation payable to Repsol for the expropriation of the YPF shares, which settled the claim filed by Repsol with International Centre for Settlement of Investment Disputes (the "ICSID"). Such compensation amounted to US$5 billion, payable in the form of Argentine sovereign bonds with various maturities.

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There are other examples of government intervention. In December 2012 and August 2013, the Argentine Congress established new regulations relating to domestic capital markets. Such regulations generally provided for increased intervention in the capital markets by the government, authorizing, for example, the Argentine Securities Commission (Comisión Nacional de Valores or "CNV") to appoint observers with the ability to veto the decisions of the board of directors of companies admitted to the public offering regime in Argentina under certain circumstances and suspend the board of directors for a period of up to 180 days. On May 9, 2018, however, the Argentine Congreso passed the Productive Financing Law No. 27,440, which reformed, among others, the Capital Markets Law No. 26,831 abrogating this power granted to the CNV and generally modernizing the entire regulatory framework applicable to the Argentine capital market, by incorporating current international practices to contribute to its development.

Expropriations and other interventions by the Argentine government such as the one relating to YPF can have an adverse impact on the level of foreign investment in Argentina, the access of Argentine companies to the international capital markets and Argentina's commercial and diplomatic relations with other countries and, consequently, could adversely affect our business, financial condition and results of operations.

The impact of the latest presidential elections on the future economic and political environment of Argentina is uncertain.

 Argentine presidential, congressional, municipal and state government elections were held in October 2015. Presidential elections were won by the opposing political party, led by Mauricio Macri. The president of Argentina and the Argentine Congress each have considerable power to determine governmental policies and actions that relate to the Argentine economy and, consequently, could affect our results of operations or financial condition. The new administration, in office since December 10, 2015, has announced and adopted several significant economic and policy reforms, including the following:

•	Foreign Exchange Reforms: The current Argentine administration eliminated all foreign exchange restrictions, including certain currency controls, which were imposed by the previous administration.
•	Foreign Trade Reforms: The current Argentine administration eliminated or reduced export duties on several agricultural products and eliminated export duties on most industrial and mining products.
•	National Institute of Statistics and Census (Instituto Nacional de Estadísticas y Censos, or "INDEC") Information Reforms: On January 8, 2016, based on the determination that the INDEC has failed to produce reliable statistical information, particularly with respect to the Consumer Price Index ("CPI"), Gross Domestic Product ("GDP"), poverty and foreign trade data, the current Argentine administration declared the national statistical system and the INDEC in a state of administrative emergency through December 31, 2016. As a result, the INDEC ceased publishing certain key statistical data until a rearrangement of its technical and administrative structure is finalized. In June 2016, the INDEC resumed its publication of the CPI. As of the date of this half year financial report, the INDEC has begun publishing certain revised data, including GDP, foreign trade and balance of payment statistics, although it remains in a state of administrative emergency. On June 29, 2017, INDEC published revised GDP data for 2004 through 2015.
•	Financial Policy. The current Argentine administration has settled the majority of outstanding claims with holdout creditors and has issued sovereign bonds in the international capital markets. See "—Argentina's ability to obtain financing from international markets may be limited, which may in turn impair its ability to implement reforms and public policies and foster economic growth and could impact the ability of Argentine companies to obtain financing outside of Argentina."
•	Fiscal policy. The current Argentine administration took steps to anchor fiscal accounts, reduce the primary fiscal deficit, eliminate subsidies, reorganize certain expenditures and generate increased revenue through a tax amnesty program. The fiscal deficit for 2017 was approximately 3.9% of GDP, 0.3% lower than expected; reducing fiscal deficit is one of the most important objectives for the administration in the coming years.
•	Correction of monetary imbalances. The Argentine administration has adopted an inflation targeting regime in parallel with the floating exchange rate regime and set inflation targets for 2016, 2017, 2018 and 2019. The Central Bank has increased stabilization efforts to reduce excess monetary imbalances and raised peso interest rates to offset inflationary pressure. However, the goals for 2016 and 2017 have not been met, and the Central Bank has recently announced an increase on the inflation target ranges for 2018 (from between 8% and 12% to 27%); and 2019 (from between 3.5% and 6.5%, to 17%).
•	Corporate Criminal Liability Law (Ley de Responsabilidad Penal Empresaria). On November 8, 2017, the Argentine Congress passed Law No. 27,401 which provides for the criminal liability of corporate entities upon their execution of certain dishonest activities, directly or indirectly, with their intervention or on their behalf, interest or benefit. Companies found liable for committing crimes under the terms of this law may be subject to various sanctions, including, among others, fines ranging from two to five times the ''undue'' benefit that was obtained or that could have been obtained through the actions incurred in breach of this regulation. Additionally, Companies found liable may forfeit assets obtained through the illegal actions. The law became effective 90 days after its promulgation by the President of Argentina and publication in the Argentine Official Gazette, which occurred on December 1, 2017.

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•	Amendment to Labor Risks Law. On February 15, 2017, the Argentine Congress passed Law 27,348, which amends and complements Labor Risks Law No. 24,557 (the "Labor Risks Law"), and aims to reduce litigation arising from accidents at work. Under the new regime, prior to filing a lawsuit resulting from work-related accidents, affected workers must go through jurisdictional medical commissions, in order to assess the impact of any accident and to assign benefits provided for under the Labor Risks Law.
•	Social Security Reform Law. On December 28, 2017, the Argentine Congress passed Argentine Law No. 27,426, which provides for modifications to the method of calculating social security benefits. In most cases, minimum benefits will equal 82% of the minimum wage. The law also grants employees the option to maintain their employment status until the age of 70, though employees may choose to retire earlier. Male employees may retire at 65 and female employees may retire at 60.
•	Labor Reform Draft Bill. The Labor Draft Bill (File No. 1381/2018), which provides a regime of regularization of unregistered employment, is currently being discussed in two commissions of the Senate: (i) Labor and Social Security, and (ii) Budged and Finance. This Labor Draft Bill establishes an opportunity to register employment relationships in the private sector and to rectify the actual remuneration or hiring date of the employment, with the exception of those related to domestic service, and is currently pending review by both chambers. The draft bill aims to improve competitiveness and efficiency of various sectors, increase employment, attract investment and reduce labor costs.
•	Tax Regime. On December 29, 2017, the Argentine Congress passed Law No. 27,430. The law provides for a series of tax and social security reforms intended to eliminate certain existing complexities and inefficiencies of the Argentine tax regime, reduce tax evasion, increase the coverage of income tax as applied to individuals and encourage investment while sustaining the Argentine administration's medium- and long-term efforts aimed at restoring fiscal balance. The reforms introduced with this law are part of the agenda of the Argentine administration to improve the competitiveness of the Argentine economy (including the reduction of the fiscal deficit), to increase employment and diminish poverty on a sustainable basis.
•	Capital Markets Reform. On May 9, 2018, the Argentine Congress passed the Productive Financing Law No. 27,440, which reformed, among others, the Capital Markets Law No. 26,831, generally modernizing the entire regulatory framework applicable to the Argentine capital market by incorporating current international practices to contribute to its development. The CNV has also issued several regulations in line with such reform.
•	Antitrust Law. On May 24, 2018, the Argentine Congress passed Law No. 27,442, which introduces several changes to the former Antitrust Law No. 25,156, as follows: (i) it envisages the creation of a National Competition Authority, as opposed to having a “dual” authority i.e. Antitrust Commission and Secretary of Trade (ii) in terms of merger control, it increases the volume of business’ threshold and provides for the adoption of a suspensory regime, by means of which the parties to a reportable transaction will not be able to close it until they receive authorization from the authority, and (iii) in terms of anticompetitive conducts, it increases the fines for sanctions substantially and presumes that there are certain conducts that are deemed to be absolutely restrictive to competition and, therefore, illegal per se (i.e. “hard core cartels”).

We can offer no assurances or predictions as to the impact that these policies or any future polices implemented by the current Argentine administration will have on the Argentine economy as a whole or on our business, results of operation or financial condition, in particular. Moreover, there is uncertainty as to which other measures announced during the presidential campaign will be actually implemented and when. Some of the measures proposed by the current Argentine administration may also generate political and social opposition, which may in turn prevent the new government from adopting such measures as proposed. In addition, political parties opposed to the new government retained a majority of the seats in the Argentine Congress in the recent elections, which will require the new government to seek political support from the opposition for its economic proposals and creates further uncertainty in the ability of the new government to pass these or other measures.

Our results of operations may be adversely affected by high and possibly increasing inflation in Argentina.

In the past, inflation has materially undermined the Argentine economy and the government's ability to create conditions that would permit stable growth. High inflation may also undermine Argentina's foreign competitiveness in international markets and adversely affect economic activity and employment, as well as our business and results of operation. In particular, the margin on our services is impacted by the increase in our costs in providing those services, which is influenced by wage inflation in Argentina, as well as other factors.

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The INDEC implemented certain methodological reforms and adjusted certain indexes based on these reforms. The lack of accuracy in the INDEC's indexes could result in a further decrease in confidence in Argentina's economy, which could, in turn, have an adverse effect on our ability to access the international credit markets at market rates to finance our operations and growth. See "The credibility of several Argentine economic indexes has been called into question, which may lead to a lack of confidence in the Argentine economy and may in turn limit our ability to access the credit and capital markets."

According to data published by the INDEC, the CPI increased 21.7% in 2014 and 11.9% as of October 2015 (for the first nine months of year 2015). In November 2015, the INDEC suspended the publication of the CPI. According to the publicly available information based on data from the Province of San Luis, the CPI grew by 31.6% in 2015 and 31.4% in 2016. According to the publicly available information based on data from the City of Buenos Aires, the CPI grew by 29.6% in 2015 and 41.0% in 2016. After implementing certain methodological reforms and adjusting certain macroeconomic statistics based on these reforms, in June 2016 the INDEC resumed its publication of the CPI. According to the INDEC, Argentina's rate of inflation between May and December 2016 was 16.9%, in the year 2017 was 24.8% and between January and July 2018 was 19.6%, based on the CPI.

Recent factors, including but not limited to the raising of the interest rate by the US Federal Reserve, the inability of the Argentine government to perform structural changes and reduce the fiscal deficit, the Argentine government’s increasing need for international financing, the increase of the Argentine government’s inflation goals for 2018, a historical drought that affected the crops production (main export of Argentina), and the Turkish crisis, provoked a sharp depreciation of 53.8% of the Argentine Peso during the first semester of 2018. This sharp depreciation has fostered inflation in 2018 again and created a strong volatility in the U.S. dollar exchange rate that gave raise to doubts on further depreciations of the Argentine peso and the control of the inflation levels, that could led to a new financial crisis. Uncertainty surrounding future inflation rates may have an adverse impact for Argentina in the short and mid-term credit market. Uncertainty surrounding future inflation rates may have an adverse impact for Argentina in the long-term credit market.

Inflation rates could escalate, and there is uncertainty regarding the effects that the measures taken, or that may be taken, by the Argentine government to control inflation could have. If inflation remains high or continues to increase, Argentina's economy may be negatively impacted and our results of operations could be materially affected.

The Executive Board of the International Monetary Fund has approved a three-year Stand-By Arrangement for Argentina amounting to US$50 billion, following an agreement on an economic plan to be implemented by the Argentine authorities; however, there can be no assurance that such plan will meet its objectives in supporting the Argentine government’s economic priorities, nor are we able to predict what the future consequences will be for the Argentine economy in general or our business in particular.

The Argentine government requested International Monetary Fund (“IMF”) financial support in late May 2018 to help strengthen the Argentine economy in light of the recent financial market turbulence. In early June 2018, Argentina and IMF staff reached an agreement on an economic plan that can be supported by IMF financing in the form of a Stand-By Arrangement for $50.0 billion, and on June 20, 2018, the IMF’s Executive Board approved such plan and the consequent three-year Stand-By Arrangement.

The purpose of the Stand-By Arrangement is to support the Argentine government’s economic priorities, which include strengthening the Argentine economy and protecting the living standards of the Argentine people.

The Argentine government has stated that it intends to take measures to accelerate the pace at which the federal government’s fiscal deficit is reduced. This measure is expected to ultimately lessen the government’s financing needs and put public debt on a downward path.

In addition, the Argentine government’s economic plan is intended to put in place measures to offer opportunity and support to the less well-off members of Argentine society. The authorities have committed to ensuring that spending on social assistance, as a share of gross domestic product, will not decline during the next three years.

The Executive Board’s decision allows the Argentine authorities to make an immediate withdrawal of $15.0 billion, of which one-half ($7.5 billion) will be made available for budget support, and the remaining amount ($35 billion) will be made available over the duration of the arrangement, subject to quarterly reviews by the Executive Board.

As of the date of this report, we cannot guarantee that the financing package will be sufficient to enable the Argentine government to achieve the goals of its economic plan, nor are we able to predict what the future consequences will be for the Argentine economy in general or our business in particular.

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The credibility of several Argentine economic indexes has been called into question, which may lead to a lack of confidence in the Argentine economy and may in turn limit our ability to access the credit and capital markets.

Since 2007, the inflation index has been extensively discussed in the Argentine economy. The intervention of the former Argentine government in the INDEC in 2007 and the change in the way the inflation index was measured have resulted in disagreements between the former Argentine government and private consultants as to the actual annual inflation rate. The former Argentine government imposed fines on private consultants reporting inflation rates higher than the INDEC data. As a result, private consultants typically shared their data with Argentine lawmakers who opposed the previous government, who released such data from time to time. This resulted in a decrease in confidence in Argentina's economy.

Reports published by the IMF in the past state that the IMF staff uses alternative measures of inflation to monitor macroeconomic conditions, including data produced by private sources, which have shown considerably higher inflation rates than those published by the INDEC since 2007. The IMF has also faulted Argentina for not taking sufficient remedial measures to address the quality of its official data, including inflation and GDP data, as required under the Articles of Agreement of the IMF.

In February 2014, the INDEC released a new inflation index, known as National Urban Consumer Price Index (Índice de Precios al Consumidor Nacional Urbano) that measured the prices of goods across the country and replaces the previous index that only measured inflation in the urban sprawl of the City of Buenos Aires. Pursuant to these calculations, such new consumer price index rose 21.7% in 2014 and 11.9% during the ten-month period ended October 31, 2015. Even though the new methodology brought inflation statistics closer to those estimated by private sources, material differences between official inflation data and private estimates remained during 2015.

However, during December 2015 and January 2016, the new administration declared the national statistical system and the INDEC to be in a state of administrative emergency through December 31, 2016. Accordingly, the new head of the INDEC announced the temporary suspension of the publication of official data of prices, poverty, unemployment and GDP until the completion of a full review of INDEC's policies. Shortly thereafter, the new administration released an alternative CPI index based on data from the City of Buenos Aires and the Province of San Luis. The INDEC resumed its publication of the CPI in June 2016, after implementing certain methodological reforms and adjusting certain macroeconomic statistics on the basis of those reforms. The INDEC also revised GDP data from 2004 through 2015. Among other adjustments, in calculating GDP for 2004, the INDEC made changes to the composition of GDP that resulted in a negative adjustment of approximately 12% for that year. To calculate real GDP for subsequent years based on the revised 2004 GDP, the INDEC used deflators that are consistent with its revised methodology to calculate inflation. By previously understating inflation, the INDEC had overstated economic growth in real terms. The adjustments made by the INDEC lead to a determination of real GDP growth of 48.6% for the period of 2004 to 2015, as opposed to 65% growth in real terms for the same period resulting from the information used prior to June 2016. As a consequence of these reforms, on November 9, 2016, the IMF lifted its censure on Argentina, noting that Argentina had resumed the publication of data in a manner consistent with its obligations under the Articles of Agreement with the IMF. Still, uncertainty remains as to whether official data and measurement procedures sufficiently reflect inflation in the country, and what effect these reforms have on the Argentine economy.

As of the date of this half year financial report, the impact that these measures and any future measures taken by the new administration with respect to the INDEC will have on the Argentine economy and investors' perception of the country cannot be predicted.

Argentina's ability to obtain financing from international markets may be limited, which may in turn impair its ability to implement reforms and public policies and foster economic growth and could impact the ability of Argentine companies to obtain financing outside of Argentina.

Argentina's 2001 sovereign default and its failure to fully restructure its sovereign debt and negotiate with the holdout creditors has limited and may continue to limit Argentina's ability to access international financing. In 2005, Argentina completed the restructuring of a substantial portion of its indebtedness and settled all of its debt with the IMF. Additionally, in June 2010, Argentina completed the restructuring of a significant portion of the defaulted bonds that were not exchanged in the 2005 restructuring. As a result of debt exchanges carried out in 2005 and 2010, Argentina restructured approximately 93% of its defaulted debt that was eligible for restructuring. However, holdout bondholders that declined to participate in the restructuring, filed lawsuits against Argentina in several countries, including the United States. Since late 2012, rulings from courts in the United States favorable to holdout bondholders aggravated investors' concerns regarding investment in the country.

In November 2012, the United States District Court for the Southern District of New York in re: "NML Capital, Ltd. v. Republic of Argentina", ratified and amended the injunction order issued in February 2012, which held that Argentina violated the pari passu clause with respect to the bondholders that had not participated in the sovereign debt restructuring in 2005 and 2010. Pursuant to such ruling, Argentina was required to pay 100% of the amounts due to the plaintiffs, simultaneously with the payment of the amounts due on the next maturity date of the bonds to the bondholders who participated in the debt restructuring. In June 2014, the U.S. Supreme Court denied Argentina's petition for a writ of certiorari of the U.S. Second Circuit Court of Appeals' ruling affirming the U.S. District Court's judgment. Later that month, the U.S. District Court ruled that funds deposited with the Bank of New York Mellon, the trustee which manages bond payments for Argentina's bonds issued in the 2005 and 2010 debt restructuring, should not be delivered to the holders of restructured debt in the absence of a prior agreement with the holdout bondholders (the plaintiffs in this case). In June 2015, the U.S. District Court granted partial summary judgment to a group of "me-too" plaintiffs in 36 separate lawsuits, finding that, consistent with the previous ruling of such court, Argentina violated the pari passu clause in the bonds issued to the "me-too" bondholders.

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In February 2016, the current Argentine administration entered into settlement agreements with certain holdout bondholders to settle these claims, which were subject to the approval of the Argentine Congress and the lifting of the pari passu injunctions. In March 2016, after the U.S. District Court agreed to vacate the pari passu injunctions subject to certain conditions, the Argentine Congress ratified these settlement agreements through Law No. 27,249 and repealed the provisions of the so called Lock Law No. 26,017 and the Sovereign Payment Law No. 26,984, which prohibited Argentina from offering holdout bondholders more favorable terms than those offered in the 2005 and 2010 debt restructuring. The Argentine government has reached settlement agreements with holders of a significant portion of the defaulted bonds and has repaid the majority of the holdout creditors with the proceeds of a US$16.5 billion international offering of 3-year, 5-year, 10-year and 30-year bonds on April 22, 2016. Although the size of the claims involved has decreased significantly, litigation initiated by bondholders that have not accepted Argentina's settlement offer continues in several jurisdictions.

Additionally, foreign shareholders of several Argentine companies have filed claims with the ICSID alleging that the emergency measures adopted by the Argentine government since the crisis in 2001 and 2002 differ from the just and equal treatment standards set forth in several bilateral investment treaties to which Argentina is a party. ICSID has ruled against Argentina with respect to many of these claims.

Litigation involving holdout creditors, claims with ICSID and other claims against the Argentine Government, resulted and may result in material judgments against the government, lead to attachments of or injunctions relating to Argentina's assets, or could cause Argentina to default under its other obligations, and such events may prevent Argentina from obtaining favorable terms or interest rates when accessing international capital markets or from accessing international financing at all. Our ability to obtain U.S. dollar-denominated financing has been adversely impacted by these factors. During 2014, 2015, 2016 and 2017, it became increasingly difficult for Argentine companies to obtain financing in U.S. dollars, and loans in the local currency carried significantly higher interest rates. The termination of the injunctions issued by the United States courts preventing bondholders from receiving their interest payments on the bonds issued pursuant to the 2005 and 2010 exchange offers, and the related subsequent events, have paved the way for the Argentine Government to regain access to the international capital markets. Nonetheless, Argentina's ability to obtain international or multilateral private financing or direct foreign investment may be limited, which may in turn impair its ability to implement reforms and public policies to foster economic growth. In addition, Argentina's ongoing litigation with the remaining holdout creditors as well as ICSID and other claims against the Argentine Government, or any future defaults of its financial obligations, may prevent us from accessing the international capital markets or cause the terms of any such transactions less favorable than those provided to companies in other countries in the region, potentially impacting our financial condition.

In addition, other endogenous and exogenous factors are limiting the access of emerging countries and particularly Argentina to international financing. See ” -Our business, results of operations and financial condition may be adversely affected by fluctuations in currency exchange rates (most notably between the U.S. dollar and the Argentine peso)” and “- Our results of operations may be adversely affected by high and possibly increasing inflation in Argentina.”

Lack of access to international or domestic financial markets could affect the projected capital expenditures for our operations in Argentina, which, in turn, may have an adverse effect on the results of our operations and on the market price of our common shares.

A continued decline in the global prices of Argentina's main commodity exports could have an adverse effect on Argentina's economic growth.

High commodity prices have contributed significantly to the increase in Argentine exports since 2002 as well as in governmental revenues from export taxes. However, relying on the export of certain commodities, such as soy, has made the Argentine economy more vulnerable to fluctuations in the prices of commodities. Since the beginning of 2015, international commodity prices of Argentina's primary commodity exports have declined, which has had an adverse effect on Argentina's economic growth. If international commodity prices continue to decline, the Argentine economy could be adversely affected. In addition, adverse weather conditions can affect the production of commodities by the agricultural sector, which account for a significant portion of Argentina's export revenues.

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These circumstances would have a negative impact on the levels of government revenues, available foreign exchange and the government's ability to service its sovereign debt, and could either generate recessionary or inflationary pressures, depending on the government's reaction. Either of these results would adversely impact Argentina's economic growth and, therefore, our financial condition and results of operations.

Argentine exchange controls and restrictions on capital inflows and outflows have limited, and may continue to limit, the availability of international credit and access to capital markets, which could have a material adverse effect on our financial condition and business.

Since 2001, Argentina imposed exchange controls and transfer restrictions substantially limiting the ability of enterprises to retain or obtain foreign currency or make payments or distributions abroad. See "Information on the Company — Business Overview — Foreign Exchange Controls".

Notwithstanding the measures adopted by the current Argentine administration since December 2015, which lifted all exchange and capital controls, the Argentine government may impose or increase exchange controls or transfer restrictions in the future in response to capital flight or a significant depreciation of the Argentine peso. Additional controls could have a negative effect on the ability of Argentine entities to access the international credit or capital markets, the Argentine economy and our financial condition and business.

The Argentine government may order salary increases to be paid to employees in the private sector, which could increase our operating costs and adversely affect our results of operations.

In the past, the Argentine government has passed laws, regulations and decrees requiring companies in the private sector to increase wages and provide specified benefits to employees, and may do so again in the future. Argentine employers, both in the public and private sectors, have experienced significant pressure from their employees and labor organizations to increase wages and to provide additional employee benefits. Due to the high levels of inflation, employees and labor organizations are demanding significant wage increases. The Argentine government increased the minimum salary to 3,300 Argentine pesos in August 2013, to 3,600 Argentine pesos in January 2014, to 4,400 Argentine pesos in September 2014, to 4,716 Argentine pesos in January 2015, to 5,588 Argentine pesos in August 2015, to 6,060 Argentine pesos in January 2016, to 6,810 Argentine pesos in June 2016, to 7,560 Argentine pesos in September 2016, and to 8,860 Argentine pesos in July 2017. The Argentine government confirmed that the minimum salary will be increased to 10,000 Argentine pesos by July 2018. Recently, the INDEC published data regarding the evolution of salaries in the private and public sectors, which reflects approximately 26.7% and 25.26% salary increase in the private and public sectors, respectively, for the period from January 2017 through December 2017, and approximately 9.9% salary increase in both private and public sectors from the period from January 2018 to May 2018.

Due to high levels of inflation and full employment in the high tech industry, we expect to raise salaries in line with the market. During the six months ended 2018, labor unions agreed with employers´ associations on 15% salary increases (and such agreements are currently being revised). If future salary increases in the Argentine peso exceed the pace of the devaluation of the Argentine peso, such salary increases could have a material and adverse effect on our expenses and business, results of operations and financial condition and, thus, on the trading prices for our common shares.

Our operating cash flows may be adversely affected if there is a delay in obtaining reimbursement of value-added tax credits from AFIP.

During the six months ended June 30, 2018, our Argentine operating subsidiary IAFH Global S.A. recognized an aggregate of $2.2 million in value-added tax credits. These tax credits may be monetized by way of cash reimbursement from AFIP. Obtaining this cash reimbursement requires submission of a written request to AFIP, which is subject to its approval. In the event that AFIP delays its approval of the request for reimbursement of these value-added tax credits, our ability to monetize the value of those credits would be delayed, which could adversely affect our cash flows.

Transactions with bonds acquired as proceeds from the capitalization of our Argentine subsidiaries increase our exposure to fluctuations in the value of the Argentine peso, which, in turn, could have an adverse effect on our operations and the market price of our common shares. The imposition in the future of regulations on proceeds collected outside Argentina for capitalization of our Argentine subsidiaries could also have an adverse effect on us.

During the year ended December 31, 2015, our Argentine subsidiaries, through cash received from capital contributions, acquired Argentine sovereign bonds, including BODEN and Bonos Argentinos ("BONAR"), in the U.S. market denominated in U.S. dollars.

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After acquiring these bonds and after holding them for a certain period of time, our Argentine subsidiaries sold those bonds in the Argentine market. The fair value of these bonds in the Argentine market (in Argentine pesos) during the year ended December 31, 2015 was higher than its quoted price in the U.S. market (in U.S dollars) converted at the official exchange rate prevailing in Argentina, which is the rate used to convert these transactions in foreign currency into our Argentine subsidiaries' functional currency, thus, as a result, we recognized a gain when remeasuring the fair value of the bonds in Argentine pesos into U.S. dollars at the official exchange rate prevailing in Argentina.

During the six months ended June 30, 2018 and the year ended December 31, 2017, we did not engage in the above described transactions. Although, as of the date of this half year financial report, we are not obliged to settle proceeds received from capitalizations abroad through the FX Market, if in the future we decide to make additional capital contributions to our Argentine subsidiaries and acquire bonds, we cannot assure you that the quoted price of the BODEN and/or BONAR in Argentine pesos in the Argentine markets will be higher than the quoted price in the U.S. debt markets in U.S. dollars converted at the official exchange rate prevailing in Argentina or that the Argentine government will not require Argentine companies to repatriate such proceeds through the FX Market, or make any other legislative, judicial, or administrative changes or interpretations, any of which could have a material adverse effect on our business, results of operations and financial condition.

The imposition in the future of restrictions on transfers of foreign currency and the repatriation of capital from Argentina may impair our ability to receive dividends and distributions from, and the proceeds of any sale of, our assets in Argentina.

Beginning in December 2001, the Argentine government implemented a number of monetary and foreign exchange control measures that included restrictions on the free disposition of funds deposited with banks and on the transfer of funds abroad without prior approval by the Argentine Central Bank, which have been lifted. See "Information on the Company — Business Overview — Foreign Exchange Controls".

Although the transfer of funds abroad by local companies in order to pay annual dividends only to foreign shareholders does not require formal approval by the Argentine Central Bank, in the past, the decrease in availability of U.S. dollars in Argentina has led the Argentine government to impose informal restrictions on certain local companies and individuals for purchasing foreign currency for the purpose of making payments abroad, such as dividends, capital reductions, and payment for importation of goods and services.

Although the current Argentine administration has lifted the foreign exchange restrictions, the imposition of future exchange controls could impair or prevent the conversion of anticipated dividends, distributions, or the proceeds from any sale of equity holdings in Argentina, as the case may be, from Argentine pesos into U.S. dollars and the remittance of the U.S. dollars abroad. These restrictions and controls could interfere with the ability of our Argentine subsidiaries to make distributions in U.S. dollars to us and thus our ability to pay dividends in the future. The domestic revenues of our Argentine subsidiaries (excluding intercompany revenues to other Globant subsidiaries, which are eliminated in consolidation) were $12.0 million during the six months ended June 30, 2018 and $3.8 million for the six months ended June 30, 2017, representing 4.8% and 2.0% of our consolidated revenues, respectively.

The Argentine government could adopt restrictive measures again in the future. If that were the case, a foreign shareholder, such as ourselves, may be prevented from converting the Argentine pesos it receives in Argentina into U.S. dollars. If the exchange rate fluctuates significantly during a time when we cannot convert the foreign currency, we may lose some or all of the value of the dividend distribution or sale proceeds.

These restrictions and requirements could adversely affect our financial condition and the results of our operations, or the market price of our common shares.

The imposition or re-imposition in the future of regulations on proceeds from the export of services collected outside of Argentina for services rendered to non-Argentine residents or of export duties and controls could have an adverse effect on us.

In December 30, 2016, by means of Communication "A" 6137 (later replaced by Communication "A" 6244, which became effective as of July 1, 2017), the Argentine Central Bank eliminated the requirement to repatriate and exchange funds obtained from the exportation of services into pesos through the FX Market. Consequently, we are not required to repatriate or exchange the foreign currency proceeds received from services rendered to non-Argentine residents outside of Argentina (which are proceeds from our exportations held in off-shore accounts, such as the collections of services fees in U.S. dollars). Additionally, the applicable regulations do not prohibit or regulate the receipt of in-kind payments by an exporter.

However, in the past, Argentine law (including Communication "A" 5264 of the Argentine Central Bank, as amended), required Argentine residents to transfer the foreign currency proceeds received for services rendered to non-Argentine residents into a local account with a domestic financial institution and to convert those proceeds into Argentine pesos through the FX Market.

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We cannot assure you that the Argentine government will not in the future require again Argentine residents to convert the foreign currency proceeds received for services rendered to non-Argentine residents into Argentine pesos through the FX Market, restrict exporters from receiving in-kind payments, require them to repatriate those payments received through the FX Market, or make any other legislative, judicial, or administrative changes or interpretations, any of which could have a material adverse effect on our business, results of operations and financial condition.

Changes in Argentine tax laws may adversely affect the results of our operations, financial condition and cash flows.

In 2012, the Argentine government terminated its treaties with Spain for the avoidance of double taxation. As a result, the exemption from personal assets tax that was available pursuant to such treaty for equity interests in local companies owned by Spanish residents no longer applies. The new double taxation treaty with Spain, which was adopted on December 23, 2013 and applied retroactively from January 1, 2013, does not include a similar exemption. Under the new treaty, the tax applicable on dividends distributed by our Argentine subsidiaries to the Spain Holdco is limited to 10% of the gross amount of dividends distributed, and income tax withholding on financial interest is limited to 12%.

Argentine companies are required to pay the personal assets tax corresponding to Argentine resident individuals, foreign individuals and foreign entities for holding equity interests in such companies as of December 31 of each year. The applicable tax rate is 0.25% and the tax is levied on the equity stated in the latest financial statements. Although the new double taxation treaty with Spain does not include an exemption on such tax, Law No. 27,260, which was enacted by the Argentine government on July 21, 2016, introduced benefits for compliant taxpayers that include an exemption from the personal assets tax until December 31, 2018. Our Argentine subsidiaries are eligible for the exemption.

On December 29, 2017, the Argentine government enacted Law No. 27,430, which reduced the corporate income tax rate to 30% for fiscal years beginning on or after January 1, 2018 and 25% for fiscal years beginning on or after January 1, 2020. The distribution of dividends is now subject to a 7%  for fiscal years beginning on or after January 1, 2018 and 13% for fiscal years beginning on or after January 1, 2020, respectively.

Exposure to multiple provincial and municipal legislation and regulations could adversely affect our business or results of operations.

Argentina is a federal country with 23 provinces and one autonomous city (City of Buenos Aires), each of which, under the Argentine national constitution, has full power to enact legislation concerning taxes and other matters. Likewise, within each province, municipal governments have broad powers to regulate such matters. Due to the fact that our delivery centers are located in multiple provinces, we are also subject to multiple provincial and municipal legislation and regulations. Although we have not experienced any material adverse effects from this, future developments in provincial and municipal legislation concerning taxes, provincial regulations or other matters may adversely affect our business or results of operations.

Risks Related to Ownership of Our Common Shares

The price of our common shares may be highly volatile.

The market price of our common shares may be volatile and may be influenced by many factors, some of which are beyond our control, including:

•	the failure of financial analysts to cover our common shares or changes in financial estimates by analysts;
•	actual or anticipated variations in our operating results;
•	changes in financial estimates by financial analysts, or any failure by us to meet or exceed any of these estimates, or changes in the recommendations of any financial analysts that elect to follow our common shares or the shares of our competitors;
•	announcements by us or our competitors of significant contracts or acquisitions;
•	future sales of our common shares; and
•	investor perceptions of us and the industries in which we operate.

In addition, the equity markets in general have experienced substantial price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of particular companies affected. These broad market and industry factors may materially harm the market price of our common shares, regardless of our operating performance. In the past, following periods of volatility in the market price of certain companies' securities, securities class action litigation has been instituted against these companies. This litigation, if instituted against us, could adversely affect our financial condition or results of operations.

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Holders of our common shares may experience losses due to increased volatility in the U.S. capital markets.

The U.S. capital markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. These fluctuations often have been unrelated or disproportionate to the operating performance or results of operations of those companies. These broad market fluctuations, as well as general economic, political and market conditions such as recessions, interest rate changes or international currency fluctuations, as well as volatility in international capital markets, may cause the market price of our common shares to decline.

In addition, downgrades to the U.S. government's sovereign credit rating by any rating agency, as well as negative changes to the perceived creditworthiness of U.S. government-related obligations, could have a material adverse impact on financial markets and economic conditions in the United States and worldwide. Any volatility in the capital markets in the United States or in other developed countries, whether resulting from a downgrade of the sovereign credit rating of U.S. debt obligations or otherwise, may have an adverse effect on the price of our common shares.

We may be classified by the Internal Revenue Service as a "passive foreign investment company" (a "PFIC"), which may result in adverse tax consequences for U.S. investors.

We believe that we will not be a PFIC for U.S. federal income tax purposes for our current taxable year and do not expect to become one in the foreseeable future. However, because PFIC status depends upon the composition of our income and assets and the market value of our assets (including, among others, less than 25% owned equity investments) from time to time, there can be no assurance that we will not be considered a PFIC for any taxable year. Because we have valued goodwill based on the market value of our equity for purposes of taxation, a decrease in the price of our common shares may also result in us becoming a PFIC. The composition of our income and our assets will also be affected by how, and how quickly, we spend the cash. Under circumstances where the cash is not deployed for active purposes, our risk of becoming a PFIC may increase. If we were treated as a PFIC for any taxable year during which a U.S. investor held common shares, certain adverse tax consequences could apply to such U.S. investor. See "Additional Information — Taxation — U.S. Federal Income Tax Considerations — Passive foreign investment company rules."

We may need additional capital and we may not be able to obtain it.

We believe that our existing cash and cash equivalents and cash flows from operations, including the cash available under our revolving line of credit, will be sufficient to meet our anticipated cash needs for at least the next 12 months. We may, however, require additional cash resources due to changed business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If these resources are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities or obtain another credit facility or expand the existing one. The sale of additional equity securities could result in dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could require us to agree to additional operating and financing covenants that would restrict our operations.

Our ability to obtain additional capital on acceptable terms is subject to a variety of uncertainties, including:

•	investors' perception of, and demand for, securities of technology services companies;
•	conditions of the U.S. capital markets and other capital markets in which we may seek to raise funds;
•	our future results of operations and financial condition;
•	government regulation of foreign investment in the United States, Europe, and Latin America; and
•	global economic, political and other conditions in jurisdictions in which we do business.

Concentration of ownership among our existing executive officers, directors and principal shareholders may prevent new investors from influencing significant corporate decisions or adversely affect the trading price of our common shares.

As of June 30, 2018, our directors and executive officers, entities affiliated with them and greater than 5% shareholders, beneficially own an aggregate of approximately 26.51% of our outstanding common shares, of which 1.74% represents common shares subject to options that currently are exercisable or will be exercisable within 60 days of June 30, 2018 as well as common shares issuable upon settlement of restricted stock units that have vested or will vest within 60 days of June 30, 2018. As a result, these shareholders may exercise significant influence over matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions, and may have significant influence over our management and policies. This concentration of influence could be disadvantageous to other shareholders with interests different from those of our officers, directors and principal shareholders. For example, our officers, directors and principal shareholders could delay or prevent an acquisition or merger even if the transaction would benefit other shareholders. In addition, this concentration of share ownership may adversely affect the trading price or our common shares because investors often perceive disadvantages in owning shares in companies with principal shareholders.

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Our business and results of operations may be adversely affected by the increased strain on our resources from complying with the reporting, disclosure, and other requirements applicable to public companies in the United States and in Luxembourg.

Compliance with existing, new and changing corporate governance and public disclosure requirements adds uncertainty to our compliance policies and increases our costs of compliance. Changing laws, regulations and standards include those relating to accounting, corporate governance and public disclosure; these include but are not limited to the Dodd-Frank Wall Street Reform and Consumer Protection Act, the Sarbanes-Oxley Act of 2002, new SEC regulations and NYSE listing guidelines that result out of the NYSE listing, and the Regulation (EU) 596/2014 of the European Parliament and of the Council of April 16, 2014 on market abuse, together with the related implementing and delegated regulations of the European Commission and guidelines published by the European Securities and Market Authority and the Commission de Surveillance du Secteur Financier, the Luxembourg law of January 11, 2008 on transparency requirements for issuers, as amended, and in particular the annual financial and non–financial reporting rules that apply as a result of the shares being listed and admitted to trading on the regulated market operated by the Lux SE. These laws, regulations and guidelines may lack specificity and are subject to varying interpretations. Their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. In particular, our efforts to comply with certain sections of Section 404 of the Sarbanes-Oxley Act of 2002 ("Section 404") and the related regulations regarding required assessment of internal controls over financial reporting and our external auditor's audit of that assessment requires the commitment of significant financial and managerial resources. Testing and maintaining internal controls can divert our management's attention from other matters that are important to the operation of our business. We also expect the regulations to increase our legal and financial compliance costs, make it more difficult to attract and retain qualified officers and members of our board of directors, particularly to serve on our audit committee, and make some activities more difficult, time consuming and costly.

Existing, new and changing corporate governance and public disclosure requirements could result in continuing uncertainty regarding compliance matters and higher costs of compliance as a result of ongoing revisions to such governance standards. Our efforts to comply with evolving laws, regulations and standards have resulted in, and are likely to continue to result in, increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities. In addition, new laws, regulations and standards regarding corporate governance may make it more difficult for our company to obtain director and officer liability insurance. Further, our board members and senior management could face an increased risk of personal liability in connection with their performance of duties. As a result, we may face difficulties attracting and retaining qualified board members and senior management, which could harm our business. If we fail to comply with new or changed laws or regulations and standards differ, our business and reputation may be harmed.

Failure to establish and maintain effective internal controls in accordance with Section 404 could have a material adverse effect on our business and common share price.

As a public company, we are required to document and test our internal control procedures in order to satisfy the requirements of Section 404, which will require management assessments and certifications of the effectiveness of our internal control over financial reporting. During the course of our testing, we may identify deficiencies that we may not be able to remedy in time to meet our deadline for compliance with Section 404. We may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. In addition, our independent registered public accounting firm is required to report on the effectiveness of our internal control over financial reporting but may not be able or willing to issue an unqualified report. If we conclude that our internal control over financial reporting is not effective, we cannot be certain as to the timing of remediation actions and testing or their effect on our operations because there is presently no precedent available by which to measure compliance adequacy.

If we are unable to conclude that we have effective internal control over financial reporting, our independent auditors are unable to provide us with an unqualified report as required by Section 404, or we are required to restate our financial statements, we may fail to meet our public reporting obligations and investors could lose confidence in our reported financial information, which could have a negative effect on the trading price of our common shares.

Our exemption as a "foreign private issuer" from certain rules under the U.S. securities laws may result in less information about us being available to investors than for U.S. companies, which may result in our common shares being less attractive to investors.

As a "foreign private issuer" in the United States, we are exempt from certain rules under the U.S. securities laws and are permitted to file less information with the SEC than U.S. companies. As a "foreign private issuer," we are exempt from certain rules under the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), that impose certain disclosure obligations and procedural requirements for proxy solicitations under Section 14 of the Exchange Act. In addition, our officers, directors and principal shareholders are exempt from the reporting and "short-swing" profit recovery provisions of Section 16 of the Exchange Act and the rules under the Exchange Act with respect to their purchases and sales of our common shares. Moreover, we are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as companies that are not foreign private issuers whose securities are registered under the Exchange Act. In addition, we are not required to comply with Regulation FD, which restricts the selective disclosure of material information. As a result, our shareholders may not have access to information they may deem important, which may result in our common shares being less attractive to investors.

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We do not plan to declare dividends, and our ability to do so will be affected by restrictions under Luxembourg law.

We have not declared dividends in the past and do not anticipate paying any dividends on our common shares in the foreseeable future. In addition, both our articles of association and the Luxembourg law of August 10, 1915 on commercial companies as amended ( loi du 10 août 1915 sur les sociétés commerciales telle que modifiée ) (the "Luxembourg Companies Law") require a general meeting of shareholders to approve any dividend distribution except as set forth below.

Our ability to declare dividends under Luxembourg law is subject to the availability of distributable earnings or available reserves, including share premium. Moreover, if we declare dividends in the future, we may not be able to pay them more frequently than annually. As permitted by Luxembourg Companies Law and subject to the provisions thereof, our articles of association authorize the declaration of dividends more frequently than annually by our board of directors in the form of interim dividends so long as the amount of such interim dividends does not exceed total net income made since the end of the last financial year for which the standalone annual accounts have been approved, plus any net income carried forward and sums drawn from reserves available for this purpose, less the aggregate of the prior year's accumulated losses, the amounts to be set aside for the reserves required by law or by our articles of association for the prior year, and the estimated tax due on such earnings.

We depend on the ability of our subsidiaries to distribute funds to us in order to satisfy our financial obligations and to make dividend payments, which they may not be able to do.

Our subsidiaries conduct all of our operations. We have no relevant assets other than the equity interests in our subsidiaries. As a result, our ability to make dividend payments depends on our subsidiaries and their ability to distribute funds to us. The ability of a subsidiary to make these distributions could be affected by covenants in our or their financing agreements or by the law of their respective jurisdictions of incorporation. If we are unable to obtain funds from our subsidiaries, we will be unable to distribute dividends. We do not intend to seek to obtain funds from other sources to pay dividends. See "— Risks Related to Operating in Latin America and Argentina — Argentina — The imposition in the future of restrictions on transfers of foreign currency and the repatriation of capital from Argentina may impair our ability to receive dividends and distributions from, and the proceeds of any sale of, our assets in Argentina."

Our shareholders may have more difficulty protecting their interests than they would as shareholders of a U.S. corporation, which could adversely impact trading in our common shares and our ability to conduct equity financings.

Our corporate affairs are governed by our articles of association and the laws of Luxembourg, including the laws governing joint stock companies. The rights of our shareholders and the responsibilities of our directors and officers under Luxembourg law are different from those applicable to a corporation incorporated in the United States. There may be less publicly available information about us than is regularly published by or about U.S. issuers. In addition, Luxembourg law governing the securities of Luxembourg companies may not be as extensive as those in effect in the United States, and Luxembourg law and regulations in respect of corporate governance matters might not be as protective of minority shareholders as state corporation laws in the United States. Therefore, our shareholders may have more difficulty in protecting their interests in connection with actions taken by our directors and officers or our principal shareholders than they would as shareholders of a corporation incorporated in the United States.

Neither our articles of association nor Luxembourg law provides for appraisal rights for dissenting shareholders in certain extraordinary corporate transactions that may otherwise be available to shareholders under certain U.S. state laws. As a result of these differences, our shareholders may have more difficulty protecting their interests than they would as shareholders of a U.S. issuer.

Holders of our common shares may not be able to exercise their pre-emptive subscription rights and may suffer dilution of their shareholding in the event of future common share issuances.

Under Luxembourg Companies Law, our shareholders benefit from a pre-emptive subscription right on the issuance of common shares for cash consideration. However, in accordance with Luxembourg law, our articles of association authorize our board of directors to suppress, waive or limit any pre-emptive subscription rights of shareholders provided by Luxembourg law to the extent our board deems such suppression, waiver or limitation advisable for any issuance or issuances of common shares within the scope of our authorized share capital. Such common shares may be issued above, at or below market value as well as by way of incorporation of available reserves (including a premium). This authorization is valid from the date of the publication in the Luxembourg's official gazette (Recueil Electronique des Sociétés et Associations) of the decision of the extraordinary general meeting of shareholders held on May 8, 2017, which publication occurred on May 19, 2017, and ends on May 19, 2022. In addition, a shareholder may not be able to exercise the shareholder's pre-emptive right on a timely basis or at all, unless the shareholder complies with Luxembourg Companies Law and applicable laws in the jurisdiction in which the shareholder is resident, particularly in the United States. As a result, the shareholding of such shareholders may be materially diluted in the event common shares are issued in the future. Moreover, in the case of an increase in capital by a contribution in kind, no pre-emptive rights of the existing shareholders exist.

46

We are organized under the laws of the Grand Duchy of Luxembourg and it may be difficult for you to obtain or enforce judgments or bring original actions against us or our executive officers and directors in the United States.

We are organized under the laws of the Grand Duchy of Luxembourg. The majority of our assets are located outside the United States. Furthermore, the majority of our directors and officers and some experts named in this half year report reside outside the United States and a substantial portion of their assets are located outside the United States. Investors may not be able to effect service of process within the United States upon us or these persons or to enforce judgments obtained against us or these persons in U.S. courts, including judgments in actions predicated upon the civil liability provisions of the U.S. federal securities laws. Likewise, it may also be difficult for an investor to enforce in U.S. courts judgments obtained against us or these persons in courts located in jurisdictions outside the United States, including judgments predicated upon the civil liability provisions of the U.S. federal securities laws. It may also be difficult for an investor to bring an original action in a Luxembourg court predicated upon the civil liability provisions of the U.S. federal securities laws against us or these persons. Furthermore, Luxembourg law does not recognize a shareholder's right to bring a derivative action on behalf of the company except in limited cases.

As there is no treaty in force on the reciprocal recognition and enforcement of judgments in civil and commercial matters between the United States and the Grand Duchy of Luxembourg, courts in Luxembourg will not automatically recognize and enforce a final judgment rendered by a U.S. court. A valid judgment in civil or commercial matters obtained from a court of competent jurisdiction in the United States may be entered and enforced through a court of competent jurisdiction in Luxembourg, subject to compliance with the enforcement procedures (exequatur). The enforceability in Luxembourg courts of judgments rendered by U.S. courts will be subject prior any enforcement in Luxembourg to the procedure and the conditions set forth in the Luxembourg procedural code, which conditions may include the following as of the date of this half year financial report (which may change):

•	the judgment of the U.S. court is final and enforceable (exécutoire) in the United States;
•	the U.S. court had jurisdiction over the subject matter leading to the judgment (that is, its jurisdiction was in compliance both with Luxembourg private international law rules and with the applicable domestic U.S. federal or state jurisdictional rules);
•	the U.S. court has applied to the dispute the substantive law that would have been applied by Luxembourg courts;
•	the judgment was granted following proceedings where the counterparty had the opportunity to appear and, if it appeared, to present a defense, and the decision of the foreign court must not have been obtained by fraud, but in compliance with the rights of the defendant;
•	the U.S. court has acted in accordance with its own procedural laws;
•	the judgment of the U.S. court does not contravene Luxembourg international public policy; and
•	the U.S. court proceedings were not of a criminal or tax nature.

Under our articles of association and also pursuant to separate indemnification agreements, we indemnify our directors for and hold them harmless against all claims, actions, suits or proceedings brought against them, subject to limited exceptions. The rights and obligations among or between us and any of our current or former directors and officers are generally governed by the laws of the Grand Duchy of Luxembourg and subject to the jurisdiction of the Luxembourg courts, unless such rights or obligations do not relate to or arise out of their capacities listed above. Although there is doubt as to whether U.S. courts would enforce such provision in an action brought in the United States under U.S. federal or state securities laws, such provision could make enforcing judgments obtained outside Luxembourg more difficult to enforce against our assets in Luxembourg or jurisdictions that would apply Luxembourg law.

47

Luxembourg insolvency laws may offer our shareholders less protection than they would have under U.S. insolvency laws.

As a company organized under the laws of the Grand Duchy of Luxembourg and with its registered office in Luxembourg, we are subject to Luxembourg insolvency laws in the event any insolvency proceedings are initiated against us including, among other things, Regulation (EU) No. 2015/848 of the European Parliament and the Council of May 20, 2015 on insolvency proceedings (recast). Should courts in another European country determine that the insolvency laws of that country apply to us in accordance with and subject to such EU regulations, the courts in that country could have jurisdiction over the insolvency proceedings initiated against us. Insolvency laws in Luxembourg or the relevant other European country, if any, may offer our shareholders less protection than they would have under U.S. insolvency laws and make it more difficult for them to recover the amount they could expect to recover in a liquidation under U.S. insolvency laws.

D. Legal Proceedings

In the ordinary course of our business, we are subject to certain contingent liabilities with respect to existing potential claims, lawsuits and other proceedings, including those involving tax and labor lawsuits and other matters. We accrue liabilities when it is probable that future costs will be incurred and such cost can be reasonably estimated.

In Argentina, we are engaged in several legal proceedings, including tax and labor lawsuits. In the opinion of our management, the ultimate disposition of any threatened or pending matters, either individually or on a combined basis, will not have a material effect on our financial condition, liquidity or results of operations.

On February 10, 2012, Federacion Argentina de Empleados de Comercio y Servicios (''FAECYS'') filed a lawsuit against our Argentine subsidiary, Sistemas Globales S.A., in which FAECYS is demanding the application of its collective labor agreement to the employees of that subsidiary. According to FAECYS's claim, Sistemas Globales should have withheld and transferred to FAECYS an amount of 0.5% of the gross monthly salaries of Sistemas Globales's employees from October 2006 through October 2011. Furthermore, FAECYS' claim may be increased to cover withholdings from October 2006 through the date of a future judgment.

On April 16, 2018, the lower court dismissed the complaint filed by FAECYS, which decision was subsequently appealed by FAECYS. We are currently awaiting the decision of the second instance court.

Although we believe Sistemas Globales has meritorious defenses to this lawsuit, no assurance can be provided as to what the ultimate outcome of this matter will be. In the opinion of our management and our legal advisors, an adverse outcome from this claim is not probable. Consequently, no amount has been accrued at June 30, 2018. We estimate that the amount of possible loss as of June 30, 2018 ranges between $0.7 and $0.8 million, including legal costs and expenses.

In December 2015, we received a civil investigative demand from the U.S. Attorney's Office for the Northern District of Texas (the "US DOJ") for the production of records in connection with an investigation relating to alleged non-compliance with laws governing the application for and use of B visas during the period January 1, 2009 through December 31, 2015 (the "Relevant Period").

In order to avoid the inconvenience and expense of litigation, we settled this matter by entering into a Settlement Agreement with the US DOJ ("Settlement Agreement") on March 15, 2017. Under the terms of the Settlement Agreement, we denied the US DOJ's allegations and all liability in connection with the conduct alleged by the US DOJ to have involved 21 employees from June 2010 through December 2012. Under the Settlement Agreement, we agreed, among other things, to pay an amount equal to $1.0 million. Of that amount, $0.5 million is attributable to penalties connected to the above-described conduct and $0.5 million is attributable to reimbursement of the US DOJ's investigative costs. In return, the US DOJ has agreed, among other things, to release us and/or our affiliates from any civil or administrative monetary claim that the US DOJ has for the above-described conduct during the Relevant Period with respect to the foreign nationals referenced in the Settlement Agreement, subject to customary exceptions. On March 17, 2017, we paid the total amount of $1.0 million related to this agreement.

Certain of our non-U.S. subsidiaries are currently under examination by the U.S. Internal Revenue Service ("IRS") regarding payroll and employment taxes primarily in connection with services performed by employees of certain of our subsidiaries in the United States from 2013 to 2015. On May 1, 2018, the IRS issued 30-day letters to those subsidiaries proposing total assessments of $1.4 million plus penalties and interest for employment taxes for those years. Our subsidiaries filed protests of these proposed assessments with the IRS on July 16, 2018. Management currently estimates that the amount of possible loss in respect of taxes, interest and penalties for those years could range between $0.3 million and $0.5 million. However, at this stage we cannot make any predictions about the final outcome of this matter or timing thereof.

As of June 30, 2018, we are a party in certain labor claims where the risk of loss is considered possible. The final resolution of these claims is not likely to have a material effect on our financial position or on our results of operations.

48

On August 3, 2018, Express Mobile, Inc. (“Express Mobile”) filed a complaint in the U.S. District Court for the Northern District of California (Case No. 3:18-cv-4681) naming Globant S.A. and Globant, LLC (the “Company”).  Express Mobile alleges infringement of U.S. Patent Nos. 6,546,397 and 7,594,168 based on certain open source software allegedly used by the Company.  Globant LLC’s response to the complaint is currently due on August 29, 2018. An initial case management conference currently is set for November 1, 2018.  The Company is vigorously defending this case.

E. Related Party Transactions

Registration Rights Agreement

On July 23, 2014, we entered into a registration rights agreement with Messrs. Migoya, Umaran, Englebienne and Nocetti (collectively, the "Founders"), Kajur International S.A. ("Kajur"), Mifery S.A. ("Mifery"), Gudmy S.A. ("Gudmy"), Noltur S.A. ("Noltur"), Etmyl S.A. ("Etmyl"), Ewerzy S.A. ("Ewerzy"), Fudmy Corporation S.A. ("Fudmy"), Gylcer International S.A. (together with Kajur, Mifery, Gudmy, Noltur, Etmyl, Ewerzy and Fudmy, the "Uruguayan Entities"), Paldwick S.A., Riverwood Capital LLC, Riverwood Capital Partners (Parallel-B) L.P., Riverwood Capital Partners L.P. and Riverwood Capital Partners (Parallel-A) (collectively, the "Riverwood Entities") and the FTV Partnerships and WPP (collectively, the "Registration Rights Holders") and Endeavor Global, Inc. and Endeavor Catalyst Inc. The registration rights agreement replaced the registration rights granted under the Shareholders Agreement and WPP's joinder agreement. Under the registration rights agreement, we are responsible, subject to certain exceptions, for the expenses of any offering of our common shares held by the Registration Rights Holders other than underwriting fees, discounts and selling commissions. Additionally, under the registration rights agreement we may not grant superior registration rights to any other person without the consent of the Registration Rights Holders. The registration rights agreement contains customary indemnification provisions.

49

Demand Registration Rights

Under the registration rights agreement each of (i) the Riverwood Entities (acting as a group), (ii) the FTV Partnerships (acting as a group), (iii) WPP and (iv) the Founders and the Uruguayan Entities (acting as a group) and any two of (i) the Riverwood Entities, (ii) the FTV Partnerships, (iii) WPP and (iv) the Founders and the Uruguayan Entities (acting as a group) may require us to effect a registration under the Securities Act for the sale of their common shares of our company. We are therefore obliged to effect up to five such demand registrations in total with respect to the common shares owned by such shareholders. However, we are not obliged to effect any such registration when (1) the request for registration does not cover that number of common shares with an anticipated gross offering price of at least $10.0 million, or (2) the amount of common shares to be sold in such registration represents more than 15% of our share capital. If we have been advised by legal counsel that such registration would require a special audit or the disclosure of a material impending transaction or other matter and our board of directors determines reasonably and in good faith that such disclosure would have a material adverse effect on us, we have the right to defer such registration, not more than once in any 12-month period, for a period of up to 90 days. We will not be required to effect a demand registration if we intend to effect a primary registration of our securities within 60 days of receiving notice of a demand registration, provided that we file such intended registration statement within the 60-day period. Additionally, we will not be required to effect a demand registration during the period beginning with the date of filing of, and ending 120 days following the completion of, a primary registered offering of our securities, except if any of the Registration Rights Holders had requested “piggyback” registration rights in connection with such offering. In any such demand registration, the managing underwriter will be selected by the majority of the shareholders exercising the demand.

In February 2015, we received a demand request from the Riverwood Entities and the FTV Partnerships. In April 2015 we closed a secondary public offering of our common shares through which they and certain selling shareholders sold 3,994,390 common shares. Subsequently, in June 2015, we received a second demand request from Riverwood Entities. In July 2015, we closed the second secondary public offering of our common shares through which they and certain other selling shareholders sold 4,025,000 common shares.

In May 2018, we received a demand request from WPP and in June 2018 we closed a secondary public offering of our common shares through which they sold 6,687,548 common shares.

Shelf Registration Rights

We will use commercially reasonable efforts to qualify and remain qualified to register securities pursuant to Form F-3, and each Registration Rights Holder may make one written request that we register the offer and sale of their common shares on a shelf registration statement on Form F-3 if we are eligible to file a registration statement on Form F-3 so long as the request covers at least that number of common shares with an anticipated aggregate offering sale of at least $5,000,000.

Piggyback Registration Rights

If we propose to register for sale to the public any of our securities, in connection with the public offering of such securities, the Registration Rights Holders will be entitled to certain “piggyback” registration rights in connection with such public offering, allowing them to include their common shares in such registration, subject to certain limitations. As a result, whenever we propose to file a registration statement under the Securities Act, other than with respect to (1) a registration related to a company equity incentive plan and (2) a registration related to the exchange of securities in certain corporate reorganizations or certain other transactions or in other instances where a form is not available for registering securities for sale to the public, the Registration Rights Holders will be entitled to written notice of the registration and will have the right, subject to limitations that the underwriters may impose on the number of common shares included in the registration, to include their common shares in the registration.

Termination

As to each party to the Registration Rights Agreement, the rights of such party thereunder terminate upon the earlier to occur of the fifth anniversary of the date of the agreement or the date upon which the percentage of our total outstanding common shares held by such party ceases to be at least one percent.

Other Related-Party Transactions

For a summary of our revenue and expenses and receivables and payables with related parties, please see note 18 to our condensed interim consolidated financial statements.

50

Procedures for Related Party Transactions

On July 23, 2014, we adopted a written code of business conduct and ethics for our company, which is publicly available on our website at www.globant.com. The code of conduct and ethics was not in effect when we entered into the related party transactions discussed above. Under our code of business conduct and ethics, our employees, officers and directors are discouraged from entering into any transaction that may cause a conflict of interest for us. In addition, they must report any potential conflict of interest, including related party transactions, to their managers or our corporate counsel who then will review and summarize the proposed transaction for our audit committee. Pursuant to its charter, our audit committee is required to then approve any related-party transactions, including those transactions involving our directors. In approving or rejecting such proposed transactions, the audit committee is required to consider the relevant facts and circumstances available and deemed relevant to the audit committee, including the material terms of the transactions, risks, benefits, costs, availability of other comparable services or products and, if applicable, the impact on a director’s independence. Our audit committee will approve only those transactions that, in light of known circumstances, are in, or are not inconsistent with, our best interests, as our audit committee determines in the good faith exercise of its discretion.

On November 5, 2015, we adopted a related party transactions policy. This policy indicates, based on certain specific parameters, which transactions should be submitted for approval by either our Audit Committee or our general counsel.

PART II: RESPONSABILITY STATEMENT

51

A. CHIEF EXECUTIVE OFFICER AND CHIEF FINANCIAL OFFICER'S RESPONSIBILITY STATEMENT

In accordance with Article 4(2) c) of the Luxembourg law of 11 January 2008 relative aux obligations de transparence concernant l’information sur les émetteurs dont les valeurs mobilières sont admises à la négociation sur un marché réglementé (as amended) the undersigned confirm that to the best of their knowledge, the condensed set of interim consolidated financial statements of Globant S.A. covering the six months period ended on June 30, 2018, which has been prepared in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting as adopted by the European Union, give a true and fair view of the assets, liabilities, financial position, and profit or loss of Globant S.A. and the undertakings included in the consolidation taken as a whole as required under Article 4(3) of the Transparency Law.

Furthermore, the undersigned confirm that to the best of their knowledge, the interim management report covering the six months period ended on June 30, 2018 includes a fair review of (i) important events that have occurred during the first six months of the current financial year, (ii) their impact on the condensed set of interim consolidated financial statements of Globant S.A., (iii) a description of the principal risks and uncertainties for the remaining six months of the current financial year, and (iv) the major related parties transactions.

Chief Executive Officer	Chief Financial Officer
Martín Migoya	Alejandro Scannapieco
August 22, 2018	August 22, 2018

52

Globant S.A.

Condensed interim consolidated financial statements as of June 30, 2018 and for the six months ended June 30, 2018 and 2017

53

GLOBANT S.A.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME (UNAUDITED)

(in thousands of U.S. dollars, except per share amounts)

		Six months ended		Three months ended
	Notes	June 30, 2018	June 30, 2017	June 30, 2018	June 30, 2017

Revenues (1)	7	247,604	188,331	127,892	99,589
Cost of revenues (2) (4)	8.1	(153,404)	(120,737)	(78,861)	(65,243)
Gross profit		94,200	67,594	49,031	34,346

Selling, general and administrative expenses (3) (4)	8.2	(63,880)	(53,386)	(32,681)	(29,131)
Net impairment losses on financial assets (5)		(434)	(1,223)	(423)	(1,583)
Profit from operations		29,886	12,985	15,927	3,632

Finance income	9	16,018	4,122	13,665	2,037
Finance expense	9	(18,961)	(5,436)	(15,717)	(3,301)
Finance expense, net		(2,943)	(1,314)	(2,052)	(1,264)

Other income, net (6)		4,521	2,408	4,507	680
Profit before income tax		31,464	14,079	18,382	3,048

Income tax	6	(6,898)	(3,125)	(3,957)	(950)
Net income for the period		24,566	10,954	14,425	2,098

Other comprehensive income, net of income tax effects
Items that may be reclassified subsequently to profit and loss:
- Exchange differences on translating foreign operations		(1,123)	(78)	(1,294)	(238)
- Net change in fair value on financial assets measured at FVOCI		(9)	5	(3)	(2)
Total comprehensive income for the period		23,434	10,881	13,128	1,858

Net income attributable to:
Owners of the Company		24,583	10,987	14,413	2,120
Non-controlling interest		(17)	(33)	12	(22)
Net income for the period		24,566	10,954	14,425	2,098

Total comprehensive income for the period attributable to:
Owners of the Company		23,451	10,914	13,116	1,880
Non-controlling interest		(17)	(33)	12	(22)
Total comprehensive income for the period		23,434	10,881	13,128	1,858

Earnings per share (7)
Basic		0.69	0.32	0.40	0.06
Diluted		0.67	0.30	0.39	0.06
Weighted average of outstanding shares (in thousands)
Basic		35,584	34,738	35,735	34,794
Diluted		36,510	35,979	36,661	36,034

(1)	Includes transactions with related parties for 2,124 and 3,594 for the six months ended June 30, 2018 and June 30, 2017, respectively; and 1,436 and 1,794 for the three months ended June 30, 2018 and June 30, 2017, respectively (see note 18).
(2)	Includes depreciation and amortization expense of 2,003 and 2,199 for the six months ended June 30, 2018 and June 30, 2017, respectively; and 1,010 and 1,097 for the three months ended June 30, 2018 and June 30, 2017, respectively.
(3)	Includes depreciation and amortization expense of 7,479 and 5,481 for the six months ended June 30, 2018 and June 30, 2017, respectively; and 3,967 and 2,885 for the three months ended June 30, 2018 and June 30, 2017, respectively.
(4)	Includes share-based compensation expense of 1,953 and 2,730 as cost of revenues and 4,203 and 4,028 as selling, general and administrative expenses for the six months ended June 30, 2018 and June 30, 2017, respectively. Also includes share-based compensation expense of 1,292 and 2,452 as cost of revenues and 1,995 and 3,429 as selling, general and administrative expenses for the three months ended June 30, 2018 and June 30, 2017, respectively.
(5)	Includes a loss of 386 and a gain of 363 on impairment of trade receivables and a loss of 48 and 1,586 on impairment of tax credits for the six months ended June 30, 2018 and June 30, 2017, respectively. Includes a loss of 375 and a gain of 3 on impairment of trade receivables and a loss of 48 and 1,586 on impairment of tax credits for the three months ended June 30, 2018 and June 30, 2017, respectively.
(6)	Includes as of June 30, 2018 the gain of 5,473 on remeasurement of the contingent consideration of PointSource and the loss of 1,038 related to settlement agreed with WAE formers owners (note 5.3.2). Includes as of June 30, 2017 the gain of 698 on remeasurement of the contingent consideration of Clarice and the gain of 1,727 related to the remeasurement at fair value of the call and put option over non-controlling interest explained in note 5.3.3.
(7)	As of June 30, 2018 and June 30, 2017, 159 and 651 potential ordinary shares are anti-diluted and therefore excluded from the weight average number of ordinary shares for the purpose of diluted earning per share.

The accompanying notes 1 to 20 are an integral part of these condensed interim consolidated financial statements

54

GLOBANT S.A.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION AS OF JUNE 30, 2018 AND DECEMBER 31, 2017 (UNAUDITED)

(in thousands of U.S. dollars)

	Notes	June 30, 2018	December 31, 2017
ASSETS
Current assets
Cash and bank balances		49,228	52,525
Investments	4.2	8,033	8,147
Trade receivables (1)	4.4	96,829	80,078
Other receivables	4.4	20,088	14,357
Other financial assets (2)		885	873
Total current assets		175,063	155,980

Non-current assets
Other receivables		31,577	31,736
Deferred tax assets		14,641	13,186
Investment in associates	4.4	4,800	1,550
Other financial assets (3)		455	555
Property and equipment	10	45,524	43,879
Intangible assets	11	12,918	11,365
Goodwill		98,609	98,926
Total non-current assets		208,524	201,197
TOTAL ASSETS		383,587	357,177

LIABILITIES
Current liabilities
Trade payables		14,306	11,640
Payroll and social security taxes payable		40,997	40,472
Borrowings	13	6,026	6,011
Other financial liabilities (4)		7,536	10,664
Tax liabilities		5,424	5,253
Other liabilities		1,179	20
Total current liabilities		75,468	74,060

Non-current liabilities
Other financial liabilities	19	7,025	18,574
Provisions for contingencies	15	1,404	1,179
Total non-current liabilities		8,429	19,753
TOTAL LIABILITIES		83,897	93,813

Capital and reserves
Issued capital		42,920	42,271
Additional paid-in capital		98,971	86,728
Other reserves		(2,385)	(1,253)
Retained earnings		160,241	135,658
Total equity attributable to owners of the Company		299,747	263,404
Non-controlling interests		(57)	(40)
Total equity		299,690	263,364
TOTAL EQUITY AND LIABILITIES		383,587	357,177

(1)	Includes balances due from related parties of 607 and 463 as of June 30, 2018 and December 31, 2017, respectively (note 18).
(2)	Includes the fair value of convertible notes of 103 (note 18.1) as of June 30, 2018, the fair value of foreign exchange forward contracts of 382 and 73 (note 5.3.1) and the financial assets related to Clarice subscription agreement that amounted to 400 and 800 as of June 30, 2018 and December 31, 2017, respectively.
(3)	Includes the fair value of convertible notes of 100 (note 18.1) as of December 31, 2017 and the fair value of the call option on minority interest of 455 as of June 30, 2018 and December 31, 2017, respectively (note 5.3.3).
(4)	Includes the fair value of foreign exchange forward contracts of 8 as of June 30, 2018 (note 5.3.1.) and other financial liabilities related to business combinations of 7,528 and 10,664 as of June 30, 2018 and December 31, 2017, respectively (note 19).

The accompanying notes 1 to 20 are an integral part of these condensed interim consolidated financial statements

55

GLOBANT S.A.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY FOR THE SIX MONTHS ENDED JUNE 30, 2018 AND 2017 (UNAUDITED)

(in thousands of U.S. dollars except number of shares issued)

	Number of Shares Issued (1)	Issued capital	Additional paid-in capital	Retained earnings	Foreign currency translation reserve	Investment revaluation reserve	Attributable to owners of the Parent	Non- controlling interests	Total

Balance at January 1, 2017	34,647,643	41,576	62,790	105,119	(961)	—	208,524	36	208,560
Issuance of shares under share-based compensation plan (note 12.1)	160,076	192	2,328	—	—	—	2,520	—	2,520
Issuance of shares under subscription agreement (note 12.2)	119,262	143	4,117	—	—	—	4,260	—	4,260
Share-based compensation plan	—	—	6,710	—	—	—	6,710	—	6,710
Other comprehensive income for the period, net of tax	—	—	—	—	(78)	5	(73)	—	(73)
Net income for the period	—	—	—	10,987	—	—	10,987	(33)	10,954
Balance at June 30, 2017	34,926,981	41,911	75,945	116,106	(1,039)	5	232,928	3	232,931

	Number of Shares Issued (1)	Issued capital	Additional paid-in capital	Retained earnings	Foreign currency translation reserve	Investment revaluation reserve	Attributable to owners of the Parent	Non- controlling interests	Total

Balance at January 1, 2018	35,226,764	42,271	86,728	135,658	(1,226)	(27)	263,404	(40)	263,364
Issuance of shares under share-based compensation plan (note 12.1)	511,637	614	4,201	—	—	—	4,815	—	4,815
Issuance of shares under subscription agreement (note 12.2)	28,990	35	1,240	—	—	—	1,275	—	1,275
Share-based compensation plan	—	—	6,802	—	—	—	6,802	—	6,802
Other comprehensive income for the period, net of tax	—	—	—	—	(1,123)	(9)	(1,132)	—	(1,132)
Net income for the period	—	—	—	24,583	—	—	24,583	(17)	24,566
Balance at June 30, 2018	35,767,391	42,920	98,971	160,241	(2,349)	(36)	299,747	(57)	299,690

(1)	All shares are issued, authorized and fully paid.

The accompanying notes 1 to 20 are an integral part of these condensed interim consolidated financial statements.

56

GLOBANT S.A.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE SIX MONTHS ENDED JUNE 30, 2018 AND 2017 (UNAUDITED)

(in thousands of U.S. dollars)

	Six months ended		Three months ended
	June 30, 2018	June 30, 2017	June 30, 2018	June 30, 2017

Cash flows from operating activities
Net income for the period	24,566	10,954	14,425	2,098
Adjustments to reconcile net income for the period to net cash flows from operating activities:
Share-based compensation expense	4,850	6,468	3,081	5,591
Current income tax	8,187	5,756	3,260	3,345
Deferred income tax	(1,289)	(2,631)	697	(2,395)
Depreciation of property and equipment	5,171	4,339	2,659	2,224
Amortization of intangible assets	4,311	3,341	2,318	1,758
Net impairment losses on financial assets	434	1,223	423	1,583
Allowance for claims and lawsuits	343	256	164	157
Gain on remeasurement of contingent consideration	(4,435)	(698)	(4,435)	(698)
Gain on remeasurement of valuation of call and put option over non-controlling interest (note 5.3.3)	—	(1,727)	—	—
Accrued interest	302	91	144	(59)
Net (gain) loss arising on financial assets measured at FVPL	(1,849)	97	(1,573)	187
Net gain arising on financial assets measured at FVOCI	(74)	(146)	(39)	(145)
Exchange differences	3,996	766	3,141	934
Changes in working capital:
Net increase in trade receivables	(29,096)	(20,657)	(16,170)	(8,053)
Net (increase) decrease in other receivables	(9,587)	(1,111)	(2,918)	1,754
Net increase in trade payables	14,706	1,353	16,130	1,647
Net increase (decrease) in payroll and social security taxes payable	3,054	(4,601)	6,466	(5,302)
Net increase (decrease) in tax liabilities	1,157	(1,265)	939	(845)
Net increase (decrease) in other liabilities	110	(13)	110	(13)
Utilization of provision for contingencies	—	(1,000)	—	—
Cash provided by operating activities	24,857	795	28,822	3,768
Income tax paid	(7,668)	(6,701)	(6,628)	(4,381)
Net cash provided by (used in) operating activities	17,189	(5,906)	22,194	(613)

Cash flows from investing activities
Acquisition of property and equipment (1)	(9,410)	(9,067)	(4,985)	(2,617)
Proceeds from disposals of property and equipment	131	1	4	1
Acquisition of intangible assets (2)	(5,901)	(3,356)	(3,364)	(2,071)
Proceeds (payments) related to forward and future contracts	1,342	(578)	1,045	(348)
Acquisition of investments measured at FVTPL	(57,002)	(75,030)	(22,769)	(33,054)
Proceeds from investments measured at FVTPL	60,120	78,537	25,786	33,688
Acquisition of investments measured at FVOCI	(25,789)	(9,873)	(18,491)	(4,974)
Proceeds from investments measured at FVOCI	22,445	9,710	16,337	9,460
Payments to acquire investments in associates	(3,250)	(281)	(3,250)	(281)
Acquisition of business, net of cash (3)	—	(19,143)	—	(13,374)
Seller financing	(9,043)	(1,971)	—	—
Net cash used in investing activities	(26,357)	(31,051)	(9,687)	(13,570)

57

GLOBANT S.A.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE SIX MONTHS ENDED JUNE 30, 2018 AND 2017 (UNAUDITED)

(in thousands of U.S. dollars)

	Six months ended		Three months ended
	June 30, 2018	June 30, 2017	June 30, 2018	June 30, 2017
Cash flows from financing activities
Proceeds from the issuance of shares under the share-based compensation plan	4,488	1,493	730	998
Proceeds from borrowings	—	10,500	—	10,500
Repayment of borrowings	(4)	(101)	—	(39)
Convertible notes	—	(100)	—	(100)
Proceeds from subscription agreements	1,275	4,260	400	3,100
Cash provided by financing activities	5,759	16,052	1,130	14,459
Interest paid	(98)	(16)	(55)	(10)
Net cash provided by financing activities	5,661	16,036	1,075	14,449

Effect of exchange rate changes on cash and cash equivalents	210	230	57	136
(Decrease) increase in cash and cash equivalents	(3,297)	(20,691)	13,639	402

Cash and cash equivalents at beginning of the year	52,525	50,532	35,589	29,439
Cash and cash equivalents at end of the period	49,228	29,841	49,228	29,841

(1)	For the six months ended June 30, 2018 and June 30, 2017, included 258 and 917 of acquisition of property and equipment financed with trade payables, respectively. During the six months ended June 30, 2018 and June 30, 2017 the Company paid 1,264 and 478 related to property and equipment acquired in 2017 and 2016, respectively. Finally, for the six months ended June 30, 2018 and June 30, 2017 included 1,431 and 2,223 of advances paid, respectively.
(2)	For the six months ended June 30, 2018 and June 30, 2017 included 32 and 39 of acquisition of intangible assets financed with trade payables, respectively. During the six months ended June 30, 2018 and June 30, 2017, the Company paid 344 and 7 related to intangible assets acquired in 2017 and 2016, respectively.
(3)

	Six months ended		Three months ended
	June 30, 2018	June 30, 2017	June 30, 2018	June 30, 2017
Supplemental information
Cash paid	—	21,294	—	15,494
Less: cash and cash equivalents acquired	—	(2,151)	—	(2,120)
Total consideration paid net of cash and cash equivalents acquired	—	19,143	—	13,374

The accompanying notes 1 to 20 are an integral part of these condensed interim consolidated financial statements

58

GLOBANT S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currency)

NOTE 1 – COMPANY OVERVIEW

Globant S.A. is a company organized in the Grand Duchy of Luxembourg, primarily engaged in building digital journeys that matter to millions of users through its subsidiaries (hereinafter the “Company” or “Globant Lux” or “Globant Group”). The Company specializes in providing innovative software solutions services by leveraging emerging technologies and trends.

The Company’s principal operating subsidiaries and countries of incorporation as of June 30, 2018 were the following: Sistemas UK Limited and We are London Limited in the United Kingdom; Globant LLC in the United States of America (the “U.S.”); Sistemas Globales S.A., IAFH Global S.A. and Dynaflows S.A. in Argentina; Sistemas Colombia S.A.S. in Colombia; Global Systems Outsourcing S.R.L. de C.V. in Mexico; Sistemas Globales Uruguay S.A. and Difier S.A. in Uruguay; Globant Brasil Consultoria Ltda. in Brazil; Sistemas Globales Chile Asesorías Limitada in Chile; Globant Peru S.A.C. in Peru; Globant India Private Limited in India; PointSource Ltd. in Belarus and Software Product Creation S.L. in Spain.

The Globant Group provides services from development and delivery centers located in United States (San Francisco, New York, Seattle, Raleigh, Chicago and Dallas), Argentina (Buenos Aires, Tandil, Rosario, Tucumán, Córdoba, Resistencia, Bahía Blanca, Mendoza, Mar del Plata and La Plata), Uruguay (Montevideo), Colombia (Bogotá and Medellín), Brazil (São Paulo), Peru (Lima), Chile (Santiago), México (México City), India (Pune and Bangalore), Spain (Madrid), Belarus (Minsk) and United Kingdom (London) and it also has client management centers in United States (San Francisco, New York, Boston and Miami), Brazil (São Paulo), Colombia (Bogotá), Uruguay (Montevideo), Argentina (Buenos Aires) and the United Kingdom (London). The Company also has centers of software engineering talent and educational excellence, primarily across Latin America.

Substantially all revenues are generated in the U.S. and United Kingdom through subsidiaries located in those countries. The Company´s workforce is mainly located in Latin America and to a lesser extent in India and U.S.

The Company's registered office address is 37A, avenue J.F. Kennedy, L-1855, Luxembourg.

NOTE 2 - BASIS OF PREPARATION

The accompanying condensed interim consolidated statement of financial position as of June 30, 2018, the condensed interim consolidated statements of profit or loss and other comprehensive income, changes in equity and cash flows for the six months ended June 30, 2018 and June 30, 2017 and the explanatory notes to the condensed interim consolidated financial statements are unaudited and are prepared for interim financial information. These condensed interim consolidated financial statements are prepared in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting, as adopted by the European Union.

Consequently, all of the disclosures required in accordance with International Financial Reporting Standards (IFRS) for annual financial statements are not included herein, hence, these unaudited condensed interim consolidated financial statements should be read in conjunction with the Company’s consolidated financial statements in the year ended December 31, 2017 included in our 2017 Annual Report with the Luxembourg Stock Exchange (Lux SE). In the opinion of management, these unaudited condensed interim consolidated financial statements reflect all normal recurring adjustments, which are necessary for a fair representation of financial results for the interim periods presented.

The financial information as of December 31, 2017 presented in these unaudited condensed interim consolidated financial statements is derived from our audited consolidated financial statements for the year ended December 31, 2017.

59

GLOBANT S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currency)

The results of operations for six months ended June 30, 2018 are not necessarily indicative of the results for the full year. The Company believes that the disclosures are adequate to make the information presented not misleading.

These condensed interim consolidated financial statements were approved for issue by the Board of Directors on August 22, 2018, which is the date that the condensed interim financial statements were available for issuance.

NOTE 3 - BASIS OF CONSOLIDATION

These condensed interim consolidated financial statements include the unaudited condensed interim consolidated financial position, results of operations and cash flows of the Company and its consolidated subsidiaries. The basis of consolidation and subsidiaries included are the same as for the Company’s audited consolidated financial statements for the year ended December 31, 2017.

NOTE 4 – ACCOUNTING POLICIES

These unaudited condensed interim consolidated financial statements have been prepared using the same accounting policies as used in the preparation of our audited consolidated financial statements for the year ended December 31, 2017, except for the adoption of new standards and interpretations effective as of January 1, 2018, as described below.

4.1 – Application of new and revised International Financial Reporting Standards

•	Adoption of new and revised standards

The Company has completed an initial assessment of the potential impact of applying IFRS 16 on its consolidated financial statements but has not yet completed its detailed assessment. The actual impact on the financial statements in the period of initial application will depend on future economic conditions, including the Company’s borrowing rate at January 1, 2019, the composition of the Company’s lease portfolio at that date and the extent to which the Company chooses to use practical expedients and recognition exemptions. The most significant impact identified is that the Company will recognize new assets and liabilities for its operating leases of offices and delivery and development centers.

On transition to IFRS 16, the Company can choose whether to:

•	Apply IFRS 16 definition of a lease to all its contracts; or
•	Apply a practical expedient and not reassess whether a contract is, or contains, a lease.

The Company plans to apply the practical expedient to grandfather the definition of a lease on transition. This means that it will apply IFRS 16 to all contracts entered into before January 1, 2019 and identified as leases under IAS 17 and IFRIC 4.

As a lessee, the Company can either apply the standard using a:

•	Retrospective approach, or
•	Modified retrospective approach with optional practical expedients.

The lessee applies the election consistently to all of its leases.

The Company plans to apply IFRS 16 initially on January 1, 2019, using a modified retrospective approach. Therefore, the cumulative effect of adopting IFRS 16 will be recognized as an adjustment to the opening balance of retained earnings at January 1, 2019, with no restatement of comparative information.

60

GLOBANT S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currency)

The Company has adopted all of the new and revised standards and interpretations issued by the IASB that are relevant to its operations and that are mandatorily effective at June 30, 2018 as described in note 2.1 to the Company's consolidated financial statements as of December 31, 2017. The impact of the new and revised standards and interpretations mentioned on these condensed interim consolidated financial statements is described as follows.

The Company has initially adopted IFRS 9 Financial Instruments and IFRS 15 Revenue from Contracts with Customers from January 1, 2018.

IFRS 9 Financial Instruments

IFRS 9 sets out requirements for recognising and measuring financial assets, financial liabilities and some contracts to buy or sell non-financial items. This standard replaces IAS 39 Financial instruments: Recognition and Measurement. IFRS 9 largely retains the existing requirements in IAS 39 for the classification and measurement of financial liabilities. However, it eliminates the previous IAS 39 categories for financial assets of held to maturity, loans and receivables and available for sale. The adoption of IFRS 9 has not had a significant effect on the Company's accounting policies related to financial liabilities. The impact of IFRS 9 on the classification and measurement of financial assets is set out below.

Under IFRS 9, on initial recognition, a financial asset is classified as measured at: amortised cost; Fair Value through Other Comprehensive Income (FVOCI); or Fair Value through Profit or Loss (FVTPL). The classification of financial assets under IFRS 9 is generally based on the business model in which a financial asset is managed and its contractual cash flow characteristics.

A financial asset is measured at amortised cost if both of the following conditions are met and is not designated as at FVTPL:

1) it is held within a business model whose objective is to hold financial assets in order to collect contractual cash flows; and

2) its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

A financial asset is measured at FVOCI if both of the following conditions are met and is not designated as at FVTPL:

1) it is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets; and

2) its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

All financial assets not classified as measured at amortised cost or FVOCI as described above, are measured at FVTPL.

61

GLOBANT S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currency)

The following table explains the original measurement categories under IAS 39 and the new measurement categories under IFRS 9 for each class of the Company's financial asset as at January 1, 2018.

	Original classification under IAS 39	New classification under IFRS 9
Cash and cash equivalents	Loans and receivables	Amortised cost
Trade receivables	Loans and receivables	Amortised cost
Other receivables	Loans and receivables	Amortised cost
Investments
Mutual funds	Held for trading	FVTPL
LEBACs (1)	Available for sale	FVOCI
Other financial assets
Foreign exchange forwards and future contracts	Held for trading	FVTPL
Financial assets related to business combinations	FVTPL	FVTPL
Convertible notes	Loans and receivables	Amortised cost
Call option on minority interest	FVTPL	FVTPL

(1)	As described in note 27.8 to the Company's consolidated financial statements as of December 31, 2017, LEBACs were initially classified as held-to-maturity investments (HTM). Under IAS 39, HTM were measured at amortised cost using the effective interest method, less any impairment. However, during December, 2015, the Company sold some of those LEBACs and consequently, changed the classification of the remaining LEBACs to Available-for-sale investments, since it was not permitted to classify investments as held-to-maturity in accordance with IAS 39. Changes in the carrying amount of AFS financial assets relating to changes in foreign currency rates, interest income calculated using the effective interest method were recognised in profit or loss. Other changes in the carrying amount of AFS financial assets were recognized in other comprehensive income. Consequently, under IFRS 9 LEBACs continue to be measured on the same basis than it was under IAS 39.

All financial assets and financial liabilities continue to be measured on the same basis as is previously adopted under IAS 39.

Additionally, IFRS 9 replaces the 'incurred loss' model in IAS 39, with an 'expected credit loss' model. The new impairment model applies to financial assets measured at amortised cost, contract assets and debt investments at FVOCI, but not to investments in equity instruments. Under IFRS 9, credit losses are recognised earlier than under IAS 39. The Company's financial assets that are subject to IFRS 9's new expected credit loss model are: cash and cash equivalents, trade receivables, other receivables, convertible notes and other financial assets related to business combinations. However, the change in the impairment methodology under IFRS 9 did not have any impact on the Company's consolidated financial statements. Impairment losses related to trade and other receivables are presented separately in the statement of profit or loss. As a result, for the six and three months periods ended June 30, 2017, the Company reclassified an impairment gain that amounted to 363 and 3, respectively, recognised under IAS 39, from Selling, general and administrative expenses and an impairment loss of 1,586 from Impairment of tax credits, to Net impairment (losses) gain on financial assets in the statement of profit or loss and other comprehensive income.

IFRS 15 Revenue from Contracts with Customers

IFRS 15 establishes a comprehensive framework for determining whether, how much and when revenue is recognised. It replaced IAS 18 Revenue, IAS 11 Construction Contracts and related interpretations. The Company has adopted IFRS 15 using the cumulative effect method (without practical expedients) with the effect of initially applying this standard recognised at the date of initial application, however, as per the management of the Company's assessment, no effect had to be recognised at January 1, 2018. The details of the new significant accounting policies and the nature of the changes to previous accounting policies in relation to the Company's services are set out below.

62

GLOBANT S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currency)

Under IFRS 15, an entity recognises revenue when or as performance obligation is satisfied, i.e. when control of the goods or services underlying the particular performance obligation is transferred to the customer. Far more prescriptive guidance has been added in IFRS 15 to deal with specific scenarios. Furthermore, extensive disclosures are required by IFRS 15.

The Company’s services are mainly performed under both time-and-material and fixed-price contracts. For revenues generated under time-and-material contracts, revenues are recognised as services are performed with the corresponding cost of providing those services reflected as cost of revenues when incurred. The majority of such revenues are billed on an hourly, daily or monthly basis whereby actual time is charged directly to the client. The Company's performance obligations are the hours performed. The Company has assessed that these performance obligations are satisfied over time and that the method currently used to measure the progress towards complete satisfaction of these performance obligations continue to be appropriate under IFRS 15.

The Company recognises revenues from fixed-price contracts in the accounting periods in which services are rendered. The Company has assessed that these performance obligations are satisfied over time, applying the input or output methods depending on the nature of the project and the agreement with the customer, recognizing revenue on the basis of the Company’s efforts to the satisfaction of the performance obligation relative to the total expected inputs to the satisfaction of the performance obligation, or recognizing revenue on the basis of direct measurements of the value to the customer of the services transferred to date relative to the remaining services promised under the contract, respectively. Each method is applied according to the characteristics of each contract and client. Accordingly, the methods used to measure the progress towards complete satisfaction of these performance obligations are appropriate under IFRS 15.

•	New accounting pronouncements

The new accounting pronouncements issued during the six months ended June 30, 2018 and the new and revised IFRSs that have been issued but are not yet mandatorily effective are described in note 2.1 to the consolidated financial statements as of December 31, 2017.

4.2 Investments

	June 30, 2018	December 31, 2017
Mutual funds (1)	4,251	7,620
LEBACs (2)	573	527
LETEs (2)	213	—
T-Bills (2)	2,996	—
TOTAL	8,033	8,147

(1)	Measured at fair value through profit or loss.
(2)	Measured at fair value through other comprehensive income.

63

GLOBANT S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currency)

4.3 Derivative financial instruments

The Company enters into foreign exchange future and forward contracts. Further details are disclosed in note 5.3.1. Derivatives are initially recognized at fair value at the date the derivative contracts are entered into and are subsequently remeasured to fair value at the end of each reporting period. The resulting gain or loss is recognized in profit or loss.

4.4 Main variations

•	Trade receivables

	June 30, 2018	December 31, 2017
Accounts receivable (1)	86,110	71,846
Unbilled revenue (1)	11,655	8,841
Subtotal	97,765	80,687
Less: Allowance for doubtful accounts	(936)	(609)
TOTAL	96,829	80,078

•	Other receivables current

	June 30, 2018	December 31, 2017
Tax credit - VAT	3,636	3,984
Tax credit - Software Promotion Regime	5,048	4,813
Income tax credit	5,110	2,869
Other tax credits	118	153
Advances to suppliers	399	155
Prepaid expenses (2)	5,135	1,931
Loans granted to employees	100	186
Other	542	266
TOTAL	20,088	14,357

•	Investments in associates

	June 30, 2018	December 31, 2017
Investment in associates (3)	4,800	1,550

(1)	The increase is mainly due to the expansion of the scope and size of the Company´s engagements, the increase in its key client base primarily through its business development efforts and referrals from its existing clients.
(2)	The increase is due to the payments in advance related to office rentals during the six months ended June 30, 2018.
(3)	The increase corresponds to the purchase of additional shares in Acamica Teconologías S.L., pursuant to which the Company made a payment of 3,250 on May 17, 2018.

64

GLOBANT S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currency)

NOTE 5 – CRITICAL ACCOUNTING JUDGEMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY

The Company is exposed to a variety of risks: market risk, including the effects of changes in foreign currency exchange rates, and interest rates and liquidity risk.

These unaudited condensed interim consolidated financial statements do not include all financial risk management information and disclosures required in the annual audited financial statements; they should be read in conjunction with the Company’s annual audited consolidated financial statements as at December 31, 2017. There have been no significant changes in the risk management assessment or in any risk management policies since the year end.

5.1 - Financial instruments that are not measured at fair value

Except as detailed in the following table, the carrying amounts of financial assets and financial liabilities, included in the condensed interim consolidated statement of financial position as of June 30, 2018 and December 31, 2017, approximate to their fair values.

	June 30, 2018		December 31, 2017
	Carrying amount	Fair value	Carrying amount	Fair value
Financial Assets
Non-current assets
Other receivables
Guarantee deposits	1,511	1,389	1,347	1,226
Tax credit - VAT	1,529	1,515	2,025	2,096
Income tax credits	490	478	2,129	2,059
Tax credit - Software Promotion Regime	15	15	132	45
Other tax credits	115	96	105	56
	3,660	3,493	5,738	5,482

5.2 - Fair value measurements recognized in the consolidated statement of financial position

The following table provides an analysis of financial instruments that are measured subsequent to initial recognition at fair value, grouped into a three-level fair value hierarchy as mandated by IFRS 13, as follows:

•	Level 1 fair value measurements are those derived from quoted market prices (unadjusted) in active markets for identical assets or liabilities.

•	Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1, that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices).

•	Level 3 fair value measurements are those derived from unobservable inputs for the assets or liabilities.

65

GLOBANT S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currency)

	As of June 30, 2018
	Level 1	Level 2	Level 3	Total
Financial assets
Mutual funds (1)	—	4,251	—	4,251
LEBACs (2)	—	573	—	573
LETEs (2)	—	213	—	213
T-Bills (2)	—	2,996	—	2,996
Foreign exchange forward contracts	—	382	—	382
Call option on minority interest	—	—	455	455
Convertible notes	—	103	—	103

Financial liabilities
Contingent consideration	—	—	8,659	8,659
Put option on minority interest	—	—	2,797	2,797
Foreign exchange forward contracts	—	8	—	8

	As of December 31, 2017
	Level 1	Level 2	Level 3	Total
Financial assets
Mutual funds (1)	—	7,620	—	7,620
LEBACs (2)	—	527	—	527
Foreign exchange forward contracts	—	73	—	73
Call option on minority interest	—	—	455	455
Convertible notes	—	100	—	100

Financial liabilities
Contingent consideration	—	—	23,905	23,905
Put option on minority interest	—	—	2,797	2,797

(1)	Measured at fair value through profit or loss.
(2)	Measured at fair value through other comprehensive income.

There were no transfers of financial assets between Level 1, Level 2 and Level 3 during the period.

The Company has applied the market approach technique in order to estimate the price at which an orderly transaction to sell the asset or to transfer the liability would take place between market participants at the measurement date under current market conditions. The market approach uses prices and other relevant information generated by market transactions involving identical or comparable (i.e., similar) assets, liabilities or a group of assets and liabilities.

5.3 Level 3

5.3.1 - Foreign exchange future and forward contracts

During the six months ended June 30, 2018 and 2017, the Argentinian subsidiaries, Sistemas Globales S.A. and IAFH Global S.A. have acquired foreign exchange futures contracts with SBS Sociedad de Bolsa S.A. (SBS) in U.S. dollars, with the purpose of hedging the possible decrease of assets’ value held in Argentine Pesos due to the risk of exposure to fluctuations in foreign currency. The foreign exchange futures contracts were recognized, according to IFRS 9, as financial assets at fair value through profit or loss. For the six and three months periods ended June 30, 2018 the Company has recognized a gain of 312 and 239, respectively and for the six and three months periods ended June 30, 2017 the Company has recognized a loss of 460 and 348, respectively.

66

GLOBANT S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currency)

These futures contracts have daily settlements, in which the futures value changes daily. Sistemas Globales S.A. and IAFH Global S.A. recognize daily variations in SBS primary accounts, and the gains or losses generated by each daily position through profit or loss. Thus, at the closing of each day, according to the future price of the exchange rate U.S. dollar - Argentine peso, the companies perceive a gain or loss for the difference. As future contracts have daily settlements, hence fair value as of June 30, 2018 and December 31, 2017 was zero.

Pursuant to these contracts, Sistemas Globales S.A. and IAFH Global S.A. are required to maintain collaterals in an amount equal to a percentage of the notional amounts purchased until settlement of the contracts.This ensures minimal funding, in case SBS has to transfer funds to “Mercado a Término de Rosario S.A” (ROFEX) if losses are generated by daily settlements. This amount must also remain restricted during the term of the contracts, and invested in mutual funds in order to generate a return. As of June 30, 2018 and December 31, 2017, collaterals regarding the transactions are restricted assets for an amount of 293 and 473, respectively, in LEBACs included as investments.

During the six months ended June 30, 2018, the subsidiaries Sistemas Globales S.A., IAFH Global S.A. and Sistemas Globales Uruguay S.A., have acquired foreign exchange forward contracts with HSBC and Citibank in U.S. dollars, with the purpose of hedging the possible decrease of assets’ value held in Argentine Pesos and Uruguayan Pesos, due to the risk of exposure to fluctuations in foreign currency. Those contracts were recognized, according to IFRS 9, as financial assets at fair value through profit or loss. During the six months ended June 30, 2017, the subsidiary Globant LLC, has acquired foreign exchange forward contracts with Bridge Bank in rupees currency, with the purpose of hedging the risk of exposure to fluctuations in that currency within the Group. Those contracts were recognized as financial assets measured at fair value through profit or loss. For the six and three months periods ended June 30, 2018, the Company has recognized a net gain of 1,328 and 1,258, respectively. For the six and three months periods ended June 30, 2017 the Company has recognized a loss of 118. As of June 30, 2018 and December 31, 2017, the fair value of the forward contracts acquired by the Argentine subsidiaries amounted to 382 and 73, respectively, and are included as other financial assets current. As of June 30, 2018, the fair value of the forward contract acquired by the Uruguayan subsidiary amounted to 8, and is included as other financial liabilities current.

5.3.2. Contingent consideration

The acquisition of Clarice, described in note 23 to the consolidated financial statements as of December 31, 2017, included a contingent consideration agreement which is payable on a deferred basis and which will be subject to reduction upon the occurrence of certain events relating, among other things, to the acquired company’s capacity.

As of June 30, 2018 and December 31, 2017, the nominal value of contingent consideration related to Clarice amounted to 3,947 and 6,291, respectively. The potential undiscounted amount of all future payments that the Company could be required to make under this agreement was between 1,316 and 3,947 as of June 30, 2018 and 2,193 and 6,578 as of December 31, 2017. The fair value of the contingent consideration arrangement of 3,826 and 6,098 as of June 30, 2018 and December 31, 2017, respectively, was estimated by discounting to present value using a risk-adjusted discount rate.

The acquisition of WAE (jointly We are London Limited and We are Experience, Inc.), described in note 23 to the consolidated financial statements as of December 31, 2017, included a contingent consideration agreement which is payable on a deferred basis and which will be subject to reduction upon the occurrence of certain events relating, among other things, to the acquired company’s gross revenue and gross profit. As of December 31, 2017, the nominal value of the contingent consideration related to WAE amounted to 829 and such amount was related to Year 1 Deferred Consideration payment.

67

GLOBANT S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currency)

During 2018 the Company and the sellers of WAE have entered into discussions concerning circumstances that may have impacted the calculation of targets on the base of which the final amount of Year 2 Deferred consideration should have been calculated. For that reason, in July, 2018, the Company and the sellers of WAE signed a final settlement in order to avoid future claims on this matter. Loss arising from the settlement agreement amounted to 1,038 as of June 30, 2018 and was disclosed as Other income, net. As of June 30, 2018, total liability amounted to 1,977, of which 829 is included as other financial liabilities current and 1,148 is included as other liabilities current. The liability was fully paid in July, 2018.

The acquisition of L4, described in note 23 to the consolidated financial statements as of December 31, 2017, included a contingent consideration agreement which is payable on a deferred basis and which will be subject to reduction upon the occurrence of certain events relating, among other things, to the acquired company’s gross revenue and gross profit.

As of June 30, 2018 and December 31, 2017, the nominal value of contingent consideration related to L4 amounted to 1,899 and 3,750, respectively. The potential undiscounted amount of all future payments that the Company could be required to make under this agreement was between 1,566 and an unlimited maximum amount as of June 30, 2018 and 4,320 and an unlimited maximum amount as of December 31, 2017. The fair value of the contingent consideration arrangement of 1,830 and 3,648 as of June 30, 2018 and December 31, 2017 was estimated by discounting to present value using a risk-adjusted discount rate.

The acquisition of Ratio Cypress LLC (Ratio), described in note 23 to the consolidated financial statements as of December 31, 2017, included a contingent consideration agreement which is payable on a deferred basis and which will be subject to reduction upon the occurrence of certain events relating, among other things, to the acquired company´s gross revenue and gross margin.

As of June 30, 2018 and December 31, 2017, the nominal value of contingent consideration related to Ratio amounted to 2,250 and 3,850, respectively. The potential undiscounted amount of all future payments that the Company could be required to make under this agreement was between 1,575 and an unlimited maximum amount as of June 30, 2018 and 2,746 and an unlimited maximum amount as of December 31, 2017. The fair value of the contingent consideration arrangement of 2,174 and 3,876 as of June 30, 2018 and December 31, 2017 was estimated by discounting to present value using a risk-adjusted discount rate.

The acquisition of PointSource LLC (PointSource), described in note 23 to the consolidated financial statements as of December 31, 2017, included a contingent consideration agreement which is payable on a deferred basis and which will be subject to reduction upon the occurrence of certain events relating, among other things, to the acquired company´s gross revenue and gross margin.

On May 2018, the Company signed an amendment to the SPA with the former shareholders, pursuant to which a new fixed-payment was established, in replacement of previous payment subject to targets achievement. As of June 30, 2018, the fixed-payment liability amounted to 1,814 and is included in other financial liabilities. As a consequence, the Company remeasured the fair value of the liability related to PointSource described above. Gain arising from the change in fair value of the liability amounted to 5,473.

As of December 31, 2017, the nominal value of contingent consideration related to PointSource amounted to 9,626.The potential undiscounted amount of all future payments that the Company could be required to make under this agreement was between 3,850 and an unlimited maximum amount as of December 31, 2017. The fair value of the contingent consideration arrangement of 9,461 as of December 31, 2017 was estimated by discounting to present value using a risk-adjusted discount rate.

68

GLOBANT S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currency)

5.3.3. Put and call option on minority interests

As described in note 23 to the consolidated financial statements as of December 31, 2017, on October 22, 2015, the Company entered into a Shareholders Agreement (the “Minority Interest SHA”) with the “non-controlling shareholders” to agree on a put option over the 33.27% of the remaining interest of Dynaflows.

The expected payment is determined by considering the possible scenarios. The significant unobservable inputs used is forecasted Revenue Growth Rate of the Dynaflows at the time of the delivery of such exercise of the put option.

Changing one or more of the significant unobservable inputs used in the reasonably possible alternative assumptions would have the following effects:

	Increase (Decrease) in unobservable input	Increase (Decrease) in put option
Forecasted Revenue Growth Rate	5%	140
	(5)%	7

As described in note 23 to the consolidated financial statements as of December 31, 2017, the Company also agreed on a call option over non-controlling interest. The fair value of the call option on minority interest was estimated by using the Black & Scholes method considering the EBITDA and Revenue of the Dynaflows' most recent audited annual financial statements at the time of the delivery of such exercise of the call option to present value using a risk-adjusted discount rate.

The expected payment is determined by considering the possible scenarios. The significant unobservable inputs used are: (i) forecasted EBITDA and Revenue of Dynaflows’s most recent audited annual financial statements at the time of the delivery of such exercise of the call option, and (ii) risk-adjusted discount rate.

Changing the significant unobservable input used in the reasonably possible alternative assumptions would have the following effects:

	Increase (Decrease) in unobservable input	Increase (Decrease) in call option
Risk-adjusted discount rate	0.25%	3
	(0.25)%	(3)
Forecasted EBITDA & Revenue	5%	(20)
	(5)%	21

As of June 30, 2017, the Company recorded a gain of 1,727 related to the remeasurement at fair value of the put and call option described above.

69

GLOBANT S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currency)

Reconciliation of recurring fair value measurements categorized within Level 3 of the fair value hierarchy:

	Financial Assets	Financial Liabilities
	Call option on minority interest	Contingent consideration	Put option on minority interest
December 31, 2017	455	23,905	2,797
Fair value remeasurement	—	(5,473)	—
Reclassification to amortized cost	—	(1,778)	—
Payments	—	(8,118)	—
Interests	—	123	—
June 30, 2018	455	8,659	2,797

	Financial Assets	Financial Liabilities
	Call option on minority interest	Contingent consideration	Put option on minority interest
December 31, 2016	319	23,314	4,388
Fair value remeasurement	136	(6,878)	(1,591)
Acquisition of business	—	13,199	—
Payments	—	(5,990)	—
Interests	—	260	—
December 31, 2017	455	23,905	2,797

NOTE 6 – INCOME TAXES

Income tax expense is recognized based on management’s best estimate of the weighted average annual income tax rate expected for the full financial year. The effective tax rate calculated for the six months ended June 30, 2018 and June 30, 2017 was 22% and 22%, respectively, and 22% and 31% for the three months ended June 30, 2018 and June 30, 2017, respectively.

Effective tax rate for the six month period ended on June 30, 2018 and June 30, 2017, were affected by the non-taxable gain of 4,435 related to the remeasurement of the contingent consideration of PointSource and the settlement agreement with WAE former owners and 2,445 related to remeasurement of the contingent consideration of Clarice and Dynaflows. As of June 30, 2017, effective tax rate was also affected by a non deductible amount of 1,586 related to the impairment of tax credit. In addition taxable exchange differences in currencies other than USD also increased effective tax rate in 2018 and 2017. After detracting these effects, effective income tax rate were 15% and 23% in 2018 and 2017, respectively.

Effective tax rate for the three month period ended on June 30, 2018 and June 30, 2017, were affected by the non-taxable gain of 4,435 related to the remeasurement of the contingent consideration of PointSource and the settlement agreement with WAE former owners and 698 related to remeasurement of the contingent consideration of Clarice. As of June 30, 2017, effective tax rate was also affected by a non deductible amount of 1,586 related to the impairment of tax credit.

In addition taxable exchange differences in currencies other than USD also increased effective tax rate in 2018 and 2017. After detracting these effects, effective income tax rate were 13% and 15% in 2018 and 2017, respectively.

Lower effective tax rate for the six and three months periods ended June 30, 2018 is also due to the decrease of the tax rates in United States and Argentina as a result of the tax reforms in those countries, explained in note 3.7 to the consolidated financial statements as of December 31, 2017.

70

GLOBANT S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currency)

6.1 - Impairment of tax credits

During the six months ended June 30, 2018 and June 30, 2017, the Company recorded a loss for impairment of tax credits of 48 and 1,586, respectively, resulting from substantial doubt about the recoverability of some tax credits. This allowance for impairment of tax credits has been determined according to an updated estimate of future uses of those credits developed in the second quarter of the six months period ended June 30, 2018 and June 30, 2017.

NOTE 7 – REVENUE

The following tables present the Company’s revenues disaggregated by type of contracts, by revenue source regarding the industry vertical of the client and by currency. The Company provides technology services to enterprises in a range of industry verticals including media and entertainment, travel and hospitality, professional services, technology and telecommunications, banks, financial services and insurance and consumer, retail and manufacturing, among others. The Company understands that disaggregating revenues into these categories achieves the disclosure objective to depict how the nature, amount, timing, and uncertainty of revenues may be affected by economic factors. However, this information is not considered by the chief operating decision-maker to allocate resources and in assessing financial performance of the Company. As noted in the business segment reporting information in Note 16, the Company operates in a single operating and reportable segment.

	Six months ended		Three months ended
By Type of contract	June 30, 2018	June 30, 2017	June 30, 2018	June 30, 2017
Time and material contracts	206,144	175,654	104,319	92,867
Fixed-price contracts	41,432	11,611	23,545	5,642
Others	28	1,066	28	1,080
TOTAL	247,604	188,331	127,892	99,589

	Six months ended		Three months ended
By Industry Vertical	June 30, 2018	June 30, 2017	June 30, 2018	June 30, 2017
Media and Entertainment	60,669	46,759	31,394	24,708
Travel & Hospitality	43,162	32,609	22,347	16,270
Banks, Financial Services and Insurance	53,907	41,159	27,904	23,666
Technology & Telecommunications	34,205	26,320	17,242	14,185
Professional Services	25,649	19,361	13,382	10,117
Consumer, Retail & Manufacturing	23,524	16,910	12,857	8,158
Other Verticals	6,488	5,213	2,766	2,485
TOTAL	247,604	188,331	127,892	99,589

	Six months ended		Three months ended
By Currency	June 30, 2018	June 30, 2017	June 30, 2018	June 30, 2017
USD	212,789	165,875	110,458	87,268
EUR	13,465	13,302	7,420	8,082
GBP	3,335	2,208	1,658	847
ARS	9,819	3,913	4,523	1,850
MXN	5,877	848	2,671	849
Others	2,319	2,185	1,162	693
TOTAL	247,604	188,331	127,892	99,589

71

GLOBANT S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currency)

NOTE 8 – COST OF REVENUES AND SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

8.1. Cost of revenues

	Six months ended		Three months ended
	June 30, 2018	June 30, 2017	June 30, 2018	June 30, 2017
Salaries, employee benefits and social security taxes (1)	(141,514)	(108,222)	(72,486)	(57,968)
Share-based compensation expense	(1,953)	(2,730)	(1,292)	(2,452)
Depreciation and amortization expense	(2,003)	(2,199)	(1,010)	(1,097)
Travel and housing	(3,148)	(3,670)	(1,630)	(1,796)
Office expenses	(1,008)	(626)	(534)	(357)
Professional services	(2,555)	(2,811)	(1,234)	(1,353)
Promotional expenses	(564)	(91)	(272)	(59)
Recruiting, training and other employee expenses	(456)	(296)	(249)	(142)
Taxes	(203)	(92)	(154)	(19)
TOTAL	(153,404)	(120,737)	(78,861)	(65,243)

(1)	The increase is primarily attributable to a general increase in salaries and to the net addition of 946 IT professionals since June 30, 2017, an increase of 16.2%, to satisfy growing demand for our services, which translated into an increase in salaries.

8.2. Selling, general and administrative expenses

	Six months ended		Three months ended
	June 30, 2018	June 30, 2017	June 30, 2018	June 30, 2017
Salaries, employee benefits and social security taxes (1)	(23,233)	(20,126)	(11,015)	(10,284)
Share-based compensation expense	(4,203)	(4,028)	(1,995)	(3,429)
Rental expenses	(7,684)	(6,687)	(3,891)	(3,483)
Office expenses	(5,847)	(5,860)	(2,914)	(3,118)
Professional services	(5,791)	(4,577)	(2,955)	(2,318)
Travel and housing (2)	(4,584)	(2,407)	(3,424)	(1,282)
Taxes	(2,796)	(3,144)	(1,319)	(1,749)
Depreciation and amortization expense (3)	(7,479)	(5,481)	(3,967)	(2,885)
Recruiting, training and other employee expenses	(245)	(578)	(93)	(297)
Promotional and marketing expenses (4)	(2,018)	(498)	(1,108)	(286)
TOTAL	(63,880)	(53,386)	(32,681)	(29,131)

(1)	The increase is primarily attributable to an increase in salaries, employee benefits and social security taxes related to a general increase in salaries.
(2)	The increase is mainly related to an increase in the number of trips made to participate in the promotional events, and related to integration and expansion activities.
(3)	The variation is mainly due to the increase in amortization of intangible assets.
(4)	The variation mainly corresponds to an increasing number of promotional events held by the Company, and related to integration and expansion activities.

72

GLOBANT S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currency)

NOTE 9 – FINANCE INCOME / EXPENSE

	Six months ended		Three months ended
	June 30, 2018	June 30, 2017	June 30, 2018	June 30, 2017
Finance income
Interest gain	99	292	27	223
Gain arising from financial assets measured at fair value through PL	1,969	481	1,693	161
Gain arising from financial assets measured at fair value through OCI	74	146	39	145
Foreign exchange gain (1)	13,876	3,203	11,906	1,508
Subtotal	16,018	4,122	13,665	2,037

Finance expense
Interest expense on borrowings	(117)	(16)	(74)	(10)
Loss arising from financial assets measured at fair value through PL	(119)	(578)	(119)	(348)
Loss arising from financial assets measured at fair value through OCI	(1)	—	(1)	—
Foreign exchange loss (1)	(18,123)	(4,215)	(15,258)	(2,646)
Other interest	(284)	(367)	(97)	(154)
Other	(317)	(260)	(168)	(143)
Subtotal	(18,961)	(5,436)	(15,717)	(3,301)
TOTAL	(2,943)	(1,314)	(2,052)	(1,264)

(1)	The variation is mainly related to the impact of the weakening of the Argentine peso against the U.S. dollar on the Company's Argentine peso-denominated monetary assets and liabilities.

73

GLOBANT S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currency)

NOTE 10 – PROPERTY AND EQUIPMENT

Property and equipment as of June 30, 2018 included the following:

	Computer equipment and software	Furniture and office supplies	Office fixtures	Vehicles	Buildings	Lands	Properties under construction	Total
Useful life (years)	3	5	3	5	50
Cost
Values at beginning of year	23,381	5,810	33,275	37	6,981	2,354	11,167	83,005
Additions	3,139	345	266	—	—	—	3,223	6,973
Disposals	(353)	(206)	(1,967)	—	—	—	(1)	(2,527)
Transfers	—	234	5,224	—	6,420	—	(11,878)	—
Translation	(33)	(7)	(85)	—	—	—	—	(125)
Values at end of period	26,134	6,176	36,713	37	13,401	2,354	2,511	87,326

Depreciation
Accumulated at beginning of year	14,609	3,694	20,421	13	389	—	—	39,126
Additions	2,118	372	2,592	4	85	—	—	5,171
Disposals	(346)	(201)	(1,849)	—	—	—	—	(2,396)
Translation	(25)	(5)	(69)	—	—	—	—	(99)
Accumulated at end of period	16,356	3,860	21,095	17	474	—	—	41,802
Carrying amount	9,778	2,316	15,618	20	12,927	2,354	2,511	45,524

Property and equipment as of December 31, 2017 included the following:

	Computer equipment and software	Furniture and office supplies	Office fixtures	Vehicles	Buildings	Lands	Properties under construction	Total
Useful life (years)	3	5	3	5	50
Cost
Values at beginning of year	18,097	5,117	29,723	34	6,981	2,354	3,899	66,205
Additions related to business combinations	116	55	3	3	—	—	15	192
Additions	5,244	324	2,275	—	—	—	9,687	17,530
Transfers	98	477	1,431	—	—	—	(2,006)	—
Disposals	(166)	(222)	(152)	—	—	—	(428)	(968)
Translation	(8)	59	(5)	—	—	—	—	46
Values at end of year	23,381	5,810	33,275	37	6,981	2,354	11,167	83,005

Depreciation
Accumulated at beginning of year	11,219	3,136	15,921	4	249	—	—	30,529
Additions	3,529	717	4,658	9	140	—	—	9,053
Disposals	(133)	(218)	(149)	—	—	—	—	(500)
Translation	(6)	59	(9)	—	—	—	—	44
Accumulated at end of year	14,609	3,694	20,421	13	389	—	—	39,126
Carrying amount	8,772	2,116	12,854	24	6,592	2,354	11,167	43,879

74

GLOBANT S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currency)

NOTE 11 – INTANGIBLE ASSETS

Intangible assets as of June 30, 2018 included the following:

	Licenses and internal developments	Customer contracts and relationships	Non-compete agreement	Total
Useful life (years)	5	2 - 10	3
Cost
Values at beginning of year	27,381	10,153	586	38,120
Additions	5,589	—	—	5,589
Translation	(7)	570	—	563
Values at end of period	32,963	10,723	586	44,272

Amortization
Accumulated at beginning of year	17,325	8,844	586	26,755
Additions	3,928	383	—	4,311
Translation	(7)	295	—	288
Accumulated at end of period	21,246	9,522	586	31,354
Carrying amount	11,717	1,201	—	12,918

Intangible assets as of December 31, 2017 included the following:

	Licenses and internal developments	Customer contracts and relationships	Non-compete agreement	Total
Useful life (years)	5	3 - 10	3
Cost
Values at beginning of year	18,591	9,634	586	28,811
Additions related to business combinations	7	517	—	524
Additions	8,784	—	—	8,784
Translation	(1)	2	—	1
Values at end of year	27,381	10,153	586	38,120

Amortization
Accumulated at beginning of year	11,935	2,499	586	15,020
Additions	5,391	1,684	—	7,075
Impairment loss recognised in profit or loss	—	4,708	—	4,708
Translation	(1)	(47)	—	(48)
Accumulated at end of year	17,325	8,844	586	26,755
Carrying amount	10,056	1,309	—	11,365

75

GLOBANT S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currency)

NOTE 12 - CAPITAL AND RESERVES

12.1. Issuance of common shares

During the period ended June 30, 2018, 394,810 common shares were issued after vested options arising from the 2012 and 2014 share-based compensation plan were exercised by some employees. Options were exercised at an average price of 11.36 per share amounting to a total of 4,484.

During the period ended June 30, 2018, 540,559 Restricted Stock Units (RSU) were granted to certain employees and directors of the Company and 116,827 RSUs were vested at an average price of 45.56 per share amounting to a total of 5,323. A total amount of 4,992 of such vested RSUs corresponds to a provision for bonus given to employees that was payable in RSUs and was included in the opening balance of additional paid in capital.

During the period ended June 30, 2017, 130,709 common shares were issued after vested options arising from the 2012 and 2014 share-based compensation plan were exercised by some employees. Options were exercised at an average price of 11.43 per share amounting to a total of 1,494.

During the period ended June 30, 2017, 235,328 Restricted Stock Units (RSU) were granted to certain employees and directors of the Company and 29,367 RSUs were vested at an average price of 34.96 per share amounting to a total of 1,026.

As of June 30, 2018, 32,248,307 common shares of the Company's share capital are registered and quoting in the New York Stock Exchange.

12.2. Subscription agreement

On June 12, 2018, the Company issued 9,120 common shares for a total amount of 400 as part of the subscription agreement stated in the stock purchase agreement signed with Clarice´s sellers, explained in note 23 to the consolidated financial statement as of December 31, 2017.

On February 22, 2018, the Company issued 12,265 common shares for a total amount of 541 as part of the subscription agreement stated in the stock purchase agreement signed with Pointsource´s sellers, explained in note 23 to the consolidated financial statement as of December 31, 2017.

On February 16, 2018, the Company issued 7,605 common shares for an amount of 334 as part of the subscription agreement signed with Ratio´s sellers, explained in note 23 to the consolidated financial statement as of December 31, 2017.

On June 1, 2017, the Company issued 84,953 common shares for a total amount of 3,100 as part of the subscription agreement stated in the stock purchase agreement signed with PointSource´s sellers, explained in note 23 to the consolidated financial statement as of December 31, 2017.

On March 1, 2017, the Company issued 34,309 common shares for a total amount of 1,160 as part of the subscription agreement stated in the stock purchase agreement signed with Ratio´s sellers, explained in note 23 to the consolidated financial statements as of December 31, 2017.

76

GLOBANT S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currency)

NOTE 13 - BORROWINGS

	As of
	June 30, 2018	December 31, 2017

Current	6,026	6,011
TOTAL	6,026	6,011

Movements in borrowings were as follows:

	Six months ended
	June 30, 2018	June 30, 2017

Balance at the beginning of year	6,011	217
Proceeds from borrowings (1)	—	10,500
Payment of borrowings	(102)	(117)
Accrued interest	117	16
Foreign exchange	—	(336)
Balance at the end of the period	6,026	10,280

(1)	The Company, through its Argentine subsidiary, Sistemas Globales S.A. and IAFH Global S.A., entered into 4 loan agreements with Santander Rio. These loans matured before December 31, 2017.

On August 3, 2017, Globant LLC, our U.S. subsidiary, entered into a secured revolving credit facility with HSBC Bank USA, N.A. and Citibank N.A., with HSBC Bank USA, N.A. acting as administrative agent. Under this credit facility, Globant LLC may borrow up to $40.0 million in advances accruing interest at LIBOR plus 1.75%. This credit facility is guaranteed by Globant S.A. and Globant España S.A. and is secured by Globant LLC's now owned and after-acquired assets. This facility matures on August 2, 2022 and includes the following covenants: delivery of certain financial information; reports on any legal actions, complying with tax payments; maintain an asset coverage ratio of no less than 1.10; Globant LLC's capital expenditures limited to 5% the Company's consolidated annual revenue per year; restricted payments not to exceed 10,000 per year; Globant LLC's annual revenue is to remain at no less than 60% of the Company's consolidated annual revenue and Globant LLC's net intercompany payable outstanding with Argentine affiliates is to be no more than five months of billings from Argentina.

On December 19, 2017, Globant LLC borrowed 6,000 under this credit facility. This loan matured on July 23, 2018, and is included as a current borrowing.

77

GLOBANT S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currency)

NOTE 14 – SHARE-BASED COMPENSATION - EMPLOYEE BENEFITS

14.1. Movements in share options during the period

The following reconciles the share options outstanding at the end of the six months ended June 30, 2018 and June 30, 2017:

	June 30, 2018		June 30, 2017
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price

Balance at the beginning of year	2,155,851	23.02	2,658,595	22.21
Options granted during the period	205,000	45.90	—	—
Forfeited during the period	(55,966)	36.50	(199,493)	30.36
Exercised during the period	(394,810)	11.36	(130,709)	11.43
Balance at end of period	1,910,075	27.49	2,328,393	22.11

14.2 Movements in restricted stock units during the period

The following reconciles the RSU outstanding at the end of the six months ended June 30, 2018 and June 30, 2017:

	June 30, 2018		June 30, 2017
	Number of RSU	Weighted average grant price	Number of RSU	Weighted average grant price

Balance at the beginning of year	164,859	37.58	—	—
RSU granted during the period	540,559	45.96	235,328	36.67
Forfeited during the period	(13,683)	41.82	—	—
Issued during the period	(116,827)	45.56	(29,367)	34.96
Balance at end of period	574,908	43.74	205,961	36.91

NOTE 15 – CONTINGENCIES

As of June 30, 2018 and December 31, 2017, the Company recorded reserves for lawsuits claims and other disputed matters for a total amount of 1,404 and 1,179, respectively.

On April 16, 2018, the lower court dismissed the complaint filed by FAECYS, which decision was subsequently appealed by FAECYS. The Company is currently awaiting the decision of the second instance court.

Although the Company believes that Sistemas Globales has meritorious defenses to this lawsuit, no assurance can be provided as to what the ultimate outcome of this matter will be. In the opinion of the Company´s management and legal advisors, an adverse outcome from this claim is not probable. Consequently, no amount has been accrued at June 30, 2018. We estimate that the amount of possible loss as of the date of issuance of these financial statements ranges between $0.7 and $0.8 million, including legal costs and expenses.

Certain of our non-U.S. subsidiaries are currently under examination by the U.S. Internal Revenue Service (“IRS”) regarding payroll and employment taxes primarily in connection with services performed by employees of certain of our subsidiaries in the United States from 2013 to 2015. On May 1, 2018, the IRS issued 30-day letters to those subsidiaries proposing total assessments of $1.4 million plus penalties and interest for employment taxes for those years. Our subsidiaries intend to file protests of these proposed assessments with the IRS. Management currently estimates that the amount of possible loss in respect of taxes, interest and penalties for those years could range between $0.3 million and $0.5 million. However, at this stage we cannot make any predictions about the final outcome of this matter or the timing thereof.

Except for the above mentioned, as of the date of issuance of these condensed interim consolidated financial statements, no significant changes have occurred with respect to the contingencies included in note 28 to the consolidated financial statements for the three years in the year ended December 31, 2017.

On August 3, 2018, Express Mobile, Inc. (“Express Mobile”) filed a complaint in the U.S. District Court for the Northern District of California (Case No. 3:18-cv-4681) naming Globant S.A. and Globant, LLC (the “Company”).  Express Mobile alleges infringement of U.S. Patent Nos. 6,546,397 and 7,594,168 based on certain open source software allegedly used by the Company.  Globant LLC’s response to the complaint is currently due on August 29, 2018. An initial case management conference currently is set for November 1, 2018.  The Company is vigorously defending this case.

78

GLOBANT S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currency)

NOTE 16 – SEGMENT INFORMATION

Operating segments are components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision-maker (“CODM”) in deciding on how to allocate resources and in assessing performance. The Company’s CODM is considered to be the Company’s chief executive officer (“CEO”). The CEO reviews information presented on an entity level basis for purposes of making operating decisions and assessing financial performance. Therefore, as of June 30, 2018, the Company has determined that it operates in a single operating and reportable segment.

The Company provides services related to application development, testing, infrastructure management and application maintenance.

The following table summarizes revenues by geography:

	Six months ended		Three months ended
	June 30, 2018	June 30, 2017	June 30, 2018	June 30, 2017
North America
United States of America	191,225	147,596	98,633	77,655
Canada	3,163	554	1,629	490
Subtotal North America	194,388	148,150	100,262	78,145
Europe
Spain	13,907	13,753	7,711	8,299
Ireland	15	—	—	—
United Kingdom	5,095	5,409	2,726	2,593
Luxembourg	628	515	305	262
Germany	302	1,053	151	463
Sweden	—	1,317	—	525
Others	48	192	15	118
Subtotal Europe	19,995	22,239	10,908	12,260
Asia
India	510	299	287	171
Indonesia	673	—	499	—
Others	32	27	32	—
Subtotal Asia	1,215	326	818	171
Latin America and others
Argentina	12,284	4,856	6,599	2,119
Brazil	41	333	38	30
Colombia	2,341	1,697	1,151	624
Chile	9,899	8,579	4,973	5,144
Uruguay	325	—	92	—
Mexico	6,002	1,226	2,626	1,013
Perú	876	789	243	1
Others	238	136	182	82
Subtotal Latin America and others	32,006	17,616	15,904	9,013
TOTAL	247,604	188,331	127,892	99,589

79

GLOBANT S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currency)

The revenues by geography were determined based on the country where the sale took place.

As of June 30, 2018 and June 30, 2017, the measurement of profit from operations is based on 29,886 and 12,985, respectively, as presented in the statements of profit or loss and other comprehensive income.

The following table summarizes non-current assets other than deferred taxes as stated in IFRS 8, paragraph 33.b, by jurisdiction:

	June 30, 2018	December 31, 2017

Argentina	70,215	69,511
Spain	41,496	38,454
United States of America	57,320	57,071
Brazil	1,741	1,870
Uruguay	624	555
Luxembourg	4,384	5,316
Colombia	9,804	7,997
Mexico	3,206	3,460
India	3,255	2,206
Chile	997	1,037
Other countries	841	534
TOTAL	193,883	188,011

NOTE 17 – SEASONALITY OF OPERATIONS

Due to seasonal nature of the geographic segments, higher revenues and operating profits are usually expected in the second half of the year than in the first six months. In the fiscal year ended December 31, 2017, 46% of revenues accumulated in the first half of the year, with 54% accumulating in the second half.

80

GLOBANT S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currency)

NOTE 18 – RELATED PARTIES BALANCES AND TRANSACTIONS

The Company provides software and consultancy services to certain WPP subsidiaries and other related parties. WPP was a shareholder of the Company with significant influence, until it sold its shares of the Company on June 20, 2018. Outstanding trade account balances as of June 30, 2018 and December 31, 2017 are as follows:

	June 30, 2018	December 31, 2017

Grey Global Group Inc.	97	104
Group M Worldwide Inc	25	44
JWT	—	77
Kantar Retail	8	23
JP Morgan Chase S.A.	166	—
JP Morgan Services Argentina S.R.L.	58	—
Mercado Libre S.R.L.	115	9
TNS	138	206
Total	607	463

During the six and three months period ended June 30, 2018 and June 30, 2017, the Company recognized revenues, as follows:

	Six months ended		Three months ended
	June 30, 2018	June 30, 2017	June 30, 2018	June 30, 2017

Added Value	—	13	—	—
Ogilvy & Mather Group	82	1,101	18	629
Grey Global Group Inc.	472	619	193	332
Group M Worldwide Inc	102	385	46	190
J. Walter Thompson Company	204	758	204	376
Kantar Group	216	501	96	221
Kantar Retail	39	47	(83)	24
Mercado Libre S.R.L.	127	119	103	—
Mirum Inc.	—	41	(23)	17
TNS	8	10	8	5
JP Morgan Chase & Co.	574	—	574	—
JP Morgan Chase S.A.	48	—	48	—
JP Morgan Services Argentina S.R.L.	252	—	252	—
Total	2,124	3,594	1,436	1,794

18.1 Loan agreement to Collokia

On May, 5, 2017, the Company and Collokia LLC, signed a loan agreement whereby the Company provides a financing facility of 100. Interest on the entire outstanding principal balance is computed at an annual rate of 2.8%. Collokia shall repay the loan in full within 18 months from the date that this agreement has been signed off. The Company has the right to convert any portion of the outstanding principal into preferred units of Collokia. As of June 30, 2018, the fair value of the loan agreement amounted to 103 and is exposed as other financial assets current. As of December 31, 2017 the fair value of the loan agreement amounted to 100 and is exposed as other financial assets non current.

81

GLOBANT S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currency)

NOTE 19 – BUSINESS COMBINATION

Outstanding balances of other financial liabilities as of June 30, 2018 and December 31, 2017 are as follows:

	June 30, 2018		December 31, 2017
	Other financial liabilities - current	Other financial liabilities - non current	Other financial liabilities - current	Other financial liabilities - non current
Related to Business Combinations
Huddle Group	113	—	110	—
Clarice	3,072	1,524	3,119	4,497
Subscription agreement	400	—	800	—
Put option on minority interest of Dynaflows	—	2,797	—	2,797
WAE	829	—	924	—
L4	930	900	1,845	1,803
Ratio	1,441	733	1,666	2,216
PointSource	743	1,071	2,200	7,261
Total	7,528	7,025	10,664	18,574

Impact of acquisitions on the results of the Company

The net income for the period ended June 30, 2017 includes a gain of 812 attributable to the business generated by Ratio. Revenue for the period ended June 30, 2017 included 4,188 related to the business of that company. Had the business combination of Ratio been effected at January 1, 2017, the consolidated revenue of the Company would have been 190,199, the net income for the period ended June 30, 2017 would have been 7,594 and earnings per share would have amounted to $0.22.

The net income for the period ended June 30, 2017 includes a gain of 383 attributable to the business generated by PointSource. Revenue for the period ended June 30, 2017 included 2,108 related to the business of that company. Had the business combination of PointSource been effected at January 1, 2017, the consolidated revenue of the Company would have been 199,530, the net income for the period ended June 30, 2017 would have been 10,296 and earnings per share would have amounted to $0.30.

Had the two business combinations made in 2017, as described above, been performed on January 1, 2017, the consolidated revenue of the Company would have been 201,398, the net profit for the period ended June 30, 2017 would have been 6,936 and basic and diluted earnings per share would have amounted to 0.20 and 0.19, respectively.

NOTE 20 – SUBSEQUENT EVENTS

The Company evaluated events occurring after June 30, 2018 in accordance to IAS 10, Events after the reporting period, through August 22, 2018, which is the date that these condensed interim consolidated financial statements, were made available for issuance.

20.1 Argentina - hyperinflationary economy

Accounting standards are applied on the assumption that the value of money (the unit of measurement) is constant over time. However, when the rate of inflation is no longer negligible, a number of issues arise impacting the true and fair nature of the accounts of entities that prepare their financial statements on a historical cost basis. To address such issues, entities should apply IAS 29 Financial Reporting in Hyperinflationary Economies from the beginning of the period in which the existence of hyperinflation is identified.

82

GLOBANT S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currency)

Inflation in Argentina has been high for several years, but consumer price inflation (CPI) was not reported consistently. Given the differences in geographical coverage, weights, sampling, and methodology of various inflation series, the average CPI inflation for 2014, 2015, and 2016, and end-of-period inflation for 2015 and 2016 were not reported in the IMF’s April 2018 World Economic Outlook. The 3-year cumulative inflation using different combinations of retail price indices has been in excess of 100% since late 2017. However, the wholesale price index, which had been available consistently for the past three years, was about 75% on a 3-year cumulative basis in December 2017. Hence, there was no conclusive evidence that Argentina was hyperinflationary at the end of 2017.

During the first half of 2018, the Argentine Peso devalued significantly, interest rates were raised in excess of 40%, and wholesale price inflation accelerated considerably. Based on the statistics published on July 17, 2018, the 3-year cumulative rate of inflation for consumer prices and wholesale prices reached a level of about 123% and 119%, respectively. On that basis, Argentina was considered an hyperinflationary economy since July 1, 2018.

The Company has evaluated this situation and concluded that it has not significant impact on their financial statements considering that the most significant Argentine subsidiaries have the U.S. dollars as their functional currency.

20.2 Acquisition of Small Footprint

On August 20, 2018, Globant España S.A. (sociedad unipersonal) and Globant LLC signed an Asset Purchase Agreement (“APA”) with Small Footprint Inc., a corporation organized and existing under the laws of the State of North Carolina, United States, pursuant to which Globant España acquired 100% of shares of Small Footprint LLC, a limited liability company organized and existing under the laws of Romania, and Globant LLC acquired the assets and properties used or held for use in connection with the business of Small Footprint Inc.

The consideration for the purchase of the acquired assets and Small Footprint Romania shares shall be $10,560. Such purchase price may be subject to adjustments based on the future performance of Small Footprint.

As of the date of issuance of these interim consolidated financial statements due to the recent of this acquisition, the accounting for this acquisition is incomplete; hence, pursuant the guidance in paragraph B66 of IFRS 3, the Company has not included in this footnote the following disclosures as required by such standard, as follows:

•	Fair value of the total consideration transferred since the Company has not completed the fair value analysis of the consideration transferred as of the date of issuance of these financial statements.

•	The amounts recognized as of the acquisition date for each major class of assets acquired and liabilities assumed, the total amount of goodwill (including a qualitative description of the factors that make up the goodwill recognized and the amount of goodwill that will be deducted for tax purposes) and other intangibles, as applicable.

•	The gross contractual amounts of the acquired receivables, and the best estimate at the acquisition date of the contractual cash flows not expected to be collected. For each contingent liability to be recognized, if any, an estimate of its financial effect, an indication of the uncertainties relating to the amount or timing of any outflow and the possibility of any reimbursement, and the reasons why the liability cannot be measured reliably, if applicable.

•	The amount of revenues and profit or loss of the acquired subsidiary since the acquisition date, and the amount of revenues and profit or loss of the combined entity as if the acquisition has been made at the beginning of the reporting period, since the acquired subsidiary did not have available financial information prepared under IFRS at the acquisition date. The preparation of this information under IFRS has not been completed as of the date of issuance of these financial statements.

83